

Bristol Myers Squibb®

2023 Annual Report

Transforming patients' lives through science™

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Our Mission
To discover, develop and deliver innovative medicines that help patients prevail over serious diseases

Our Vision
To be the world's leading biopharma company that transforms patients' lives through science

Our Values
Integrity • Innovation • Urgency
Passion • Accountability • Inclusion

Bristol Myers Squibb®



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A LETTER FROM

Chris

Chris Boerner, Ph.D. – Chief Executive Officer

While more people with serious diseases are living longer than ever before, fighting and curing these diseases remain among the world's most daunting health challenges. Fortunately, we are in a time of unprecedented medical and scientific breakthroughs, and Bristol Myers Squibb is at the forefront of this innovation. We are committed to discovering, developing and delivering transformational medicines in disease areas where we believe we can make a meaningful difference — and we made strong progress in 2023.

Continued on next page…

Building a Foundation for Sustainable Growth

TOTAL NET SALES

$45.0B[†]   3% In-Line Brand YoY% revenue growth[‡]

77% New Product Portfolio YoY% growth[*]

GAAP EPS[1]   **NON-GAAP EPS[1,2]**

$3.86 $7.51

† A decrease of 2% both as reported and when adjusted for foreign exchange. ‡ Or 4% when adjusted for foreign exchange. * Or 76% when adjusted for foreign exchange. [1] GAAP and non-GAAP EPS include the net impact of Acquired IPRD charges and licensing income of ($0.28) per share for the full year 2023. Acquired IPRD refers to certain in-process research and development ("Acquired IPRD") charges resulting from upfront or contingent milestone payments in connection with asset acquisitions or licensing of third-party intellectual property rights. [2] Non-GAAP EPS is not calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). This non-GAAP measure excludes certain costs, expenses, gains and losses and other specified items. A reconciliation of GAAP to non-GAAP measures can be found on our website at bms.com. The company does not reconcile forward-looking non-GAAP measures. See, "Quarterly package of financial information" available on bms.com/investors for additional information on the limitations of non-GAAP financial measures and the list of specified items excluded from non-GAAP EPS.

Creating Strong Growth Momentum

With an eye toward patients, we extended our leadership positions in oncology, hematology and cardiovascular disease and enhanced our growing presence in both immunology and neuroscience. During an important year, we further diversified our portfolio, advanced our robust pipeline, evolved our research and development (R&D) organization for scientific leadership, and pursued partnerships that deepened our scientific expertise in multiple therapeutics areas. It's through this work that we began writing the next chapter in Bristol Myers Squibb's 150-year history.

> "We are in a time of unprecedented medical and scientific breakthroughs, and Bristol Myers Squibb is at the forefront of this innovation."



"We remain relentlessly committed to delivering more innovative medicines to more patients faster."

- **Focused on growth.** In 2023, we reported $45.0 billion in revenues, GAAP EPS of $3.86 and non-GAAP EPS of $7.51. Our new product portfolio continued to show strength, with its $3.6 billion in revenues representing a 77% year-over-year increase. In the fourth quarter, we took several actions intended to strengthen the company and build a foundation for sustainable growth, providing strong momentum as we head into 2024. Our pending acquisition of Karuna Therapeutics, when complete, will expand our work in neuroscience, while our recent acquisitions of Mirati Therapeutics and RayzeBio add important assets and capabilities to our growing oncology franchise.

- **Strategic capital allocation.** Throughout the year, we harnessed our strong financial foundation to invest more than $9.3 billion in R&D, pursue strategically important partnerships, collaborations and transactions, and return capital to shareholders. In line with our commitment to delivering value for our shareholders, we announced a 5.3% quarterly dividend increase for 2024[3], marking the 15th consecutive year of a dividend increase, and the 92nd consecutive year of a dividend payment.

- **Patient-centric mission.** At the same time, we remain relentlessly committed to delivering more innovative medicines to more patients faster. We are doubling the number of assets in or entering registrational stage from six to 12, and we are striving to improve productivity and efficiency even further to deliver on upcoming catalysts. The company achieved a number of significant regulatory milestones in 2023, including the approval of *Augtyro* in the U.S. as well as additional approvals for multiple products, including *Sotyktu, Breyanzi, Camzyos,* and *Opdivo.*

- **Living our values.** Also in 2023, we gathered insights from numerous sources—suppliers, shareholders, patient advocacy partners, employees and others—to understand the Environment, Social and Governance (ESG) topics that are most important to the company and to society. We evolved our ESG strategy based on these insights, focusing on advancing equitable access to transformative medicines, expanding the boundaries of science, fostering a high-performing, inclusive and diverse workforce, and doing our part to reduce our environmental impact.

[3] Subject to the normal quarterly review by the Board of Directors.

Propelling the Company Forward

When I stepped into the role of chief executive officer on November 1, 2023, I did so with great conviction in the opportunities that lay ahead for the company. But it's important to acknowledge where we are today. We are operating in an increasingly complex environment that includes the impact of the Inflation Reduction Act in the U.S. We also face a transition period in the middle of the decade where our exposure to the loss of exclusivity on certain key products is at its height. So, what gives me confidence in our ability to navigate these challenges?



Right now, our pipeline is the best it has ever been, and as I look across our therapeutic areas, I see a promising portfolio of innovative products. We're relentlessly focused on disciplined commercial and R&D execution to maximize the potential of our growth portfolio and pipeline and drive near-term growth. We have financial flexibility, and we are working to ensure the company has the right resourcing and investment across our most important brands to help accelerate performance. Through our efforts to minimize the upcoming transition period, we plan to emerge in the last part of the decade as a company with sustainable, top-tier growth. I'm incredibly excited by what's in store for us, as I believe we have the potential to transform into one of the fastest-growing innovators in our space.

To close, I would like to acknowledge our approximately 30,000 colleagues across more than 50 countries, all of whom are working tirelessly each day to transform patients' lives with truly innovative medicines. I am honored to work alongside the best talent in the industry and look forward to all that we will accomplish in 2024.

Sincerely,

Chris

Chris Boerner, Ph.D.
Chief Executive Officer

March 5, 2024

2023 Highlights

Significant Pipeline Advancement in 2023

11 approvals in the U.S., EU and Japan

10 INDs delivered

9 positive readouts in registrational and proof-of-concept studies

$9.3B invested in research and development

Driving Scientific Innovation

12 assets in or entering registrational stage

30+ early-stage assets in development

Potential for **40+** additional LCM opportunities across NMEs & approved products[4]

Balanced Approach to Capital Allocation

$13.9B in cash flow from operating activities

Cash and marketable securities **$12.6B**

Returned cash to shareholders **$9.9B**[5]

[4] As of January 8, 2024.
[5] Includes $4.7 billion for dividends paid and $5.2 billion for common stock repurchases.



Development Portfolio by Therapeutic Area

Listed below are our clinical studies and approved indications for our marketed products in the related therapeutic area as of February 2, 2024. Whether any of the listed compounds ultimately becomes a marketed product depends on the results of clinical studies, the competitive landscape of the potential product's market, reimbursement decisions by payers and the manufacturing processes necessary to produce the potential product on a commercial scale, among other factors. There can be no assurance that we will seek regulatory approval of any of these compounds or that, if such approval is sought, it will be obtained. There is also no assurance that a compound which gets approved will be commercially successful. At this stage of development, we cannot determine all intellectual property issues or all the patent protection that may, or may not, be available for these investigational compounds.



Hematology

Phase I

Investigational Compounds
alnuctamab+mezigdomide
– Relapsed/Refractory Multiple Myeloma
Anti-SIRPα
– Hematologic Malignancies
BCL6 LDD
– Lymphoma
BCMA NKE
– Relapsed/Refractory Multiple Myeloma
BET Inhibitor (BMS-986378)^
– Relapsed/Refractory Non-Hodgkin's Lymphoma
CD33-GSPT1 ADC
– Acute Myeloid Leukemia
CD33 NKE
– Acute Myeloid Leukemia
CK1α Degrader
– Hematologic Malignancies
Dual Targeting BCMAxGPRC5D CAR T
– Relapsed/Refractory Multiple Myeloma
golcadomide^
– 1L Diffuse Large B-cell Lymphoma
GPRC5D CAR T
– Relapsed/Refractory Multiple Myeloma

Phase II

Additional Indications
BREYANZI
– 3L+ Chronic Lymphocytic Leukemia
– Relapsed/Refractory Follicular Lymphoma
– Relapsed/Refractory Marginal Zone Lymphoma
– Relapsed/Refractory Mantle Cell Lymphoma
REBLOZYL⁺
– A-Thalassemia

Investigational Compounds
BET Inhibitor (BMS-986158)
-- 1L Myelofibrosis
golcadomide
--Relapsed/Refractory Non-Hodgkin's Lymphoma

Phase III

Additional Indications
ABECMA⁺
– Newly Diagnosed Multiple Myeloma with Suboptimal Response post-ASCT
REBLOZYL⁺
– 1L NTD MDS Associated Anemia
– 1L TD MF Associated Anemia

Investigational Compounds
alnuctamab
– Relapsed/Refractory Multiple Myeloma
iberdomide
– 2L+ Multiple Myeloma
– Post-Autologous Stem Cell Therapy Maintenance Newly Diagnosed Multiple Myeloma
mezigdomide
– 2L+ Multiple Myeloma Kd
– 2L+ Multiple Myeloma Vd

Approved Indications

ABECMA
– 5L+ Multiple Myeloma
– 4L+ Multiple Myeloma
– 3L+ Multiple Myeloma
BREYANZI
– 2L Large B-cell Lymphoma
– 3L+ Large B-cell Lymphoma
EMPLICITI⁺ + POMALYST/IMNOVID
– Relapsed/Refractory Multiple Myeloma
EMPLICITI⁺ + REVLIMID
– Relapsed/Refractory Multiple Myeloma
IDHIFA
– Relapsed/Refractory Acute Myeloid Leukemia
INREBIC
– Myelofibrosis
ONUREG
– Post-Induction Acute Myeloid Leukemia Maintenance
OPDIVO⁺
– Advanced Hodgkin Lymphoma
POMALYST/IMNOVID
– Multiple Myeloma
– Relapsed/Refractory Multiple Myeloma
– AIDS related Kaposi Sarcoma
– HIV-negative Kaposi Sarcoma
REBLOZYL⁺
– Transfusion-Dependent Beta-Thalassemia
– MDS Previously treated with ESA
– 1L Transfusion-Dependent MDS-Associated Anemia
REVLIMID
– 1L Multiple Myeloma
– Mantle Cell Lymphoma
– MDS
– Multiple Myeloma
– Previously treated Follicular Lymphoma
– Relapsed/Refractory Adult T-cell Leukemia/Lymphoma
SPRYCEL
– 1L CML
– Pediatric ALL
– Refractory CML

Development Portfolio by Therapeutic Area

Oncology

Phase I

Investigational Compounds

Anti-CCR8^
– Solid Tumors
Anti-ILT4^
– Solid Tumors
AR LDD
– 1L, 2L+ Metastatic Castration-Resistant Prostate Cancer
DGK Inhibitor
– Solid Tumors
Helios CELMoD
– Solid Tumors
JNK Inhibitor
– Solid Tumors
MAGE A4/8 TCER✦#
– Solid Tumors
NME 1
– Prostate Cancer
PRMT5 Inhibitor
– Solid Tumors
SHP2 Inhibitor✦^
– Solid Tumors
TGFβ Inhibitor^
– Solid Tumors
TIGIT Bispecific✦
– Gastric Cancer

Phase II

Additional Indications

AUGTYRO (repotrectinib)
– NTRK Pan Tumor
KRAZATI
– 1L NSCLC
– 3L+ Colorectal cancer
nivolumab + relatlimab
– 1L Stage IV NSCLC
– 1L Hepatocellular Carcinoma

Investigational Compounds

Anti-CTLA-4 NF Probody Therapeutic
– Lung Cancer
– Colorectal Cancer
Anti-Fucosyl GM1^
– Relapsed/Refractory Small Cell Lung Cancer
Anti-IL8^
– Solid Tumors
Anti-NGK2A^
– Non-Small Cell Lung Cancer
BET Inhibitor (BMS-986378)^
– Solid Tumors
farletuzumab-ecteribulin✦
– Ovarian Cancer
– Non-Small Cell Lung Cancer

Phase III

Additional Indications

KRAZATI
– 1L NSCLC
– 2L Colorectal Cancer
OPDIVO✦
– Peri-adjuvant Muscle Invasive Urothelial Carcinoma
– Adjuvant HCC
– Peri-adjuvant NSCLC
– Stage IB-IIIA Adjuvant NSCLC#
OPDIVO✦ + YERVOY✦
– 1L Muscle Invasive Urothelial Carcinoma
– 1L HCC
– 1L+ MSI-High CRC
– Stage III Unresectable NSCLC
OPDUALAG✦
– Adjuvant Melanoma

Investigational Compounds

subcutaneous nivolumab + relatlimab + rHuPH20✦
– 1L Melanoma
subcutaneous nivolumab + rHuPH20 (multi-indications)✦
– 2L RCC

Approved Indications

ABRAXANE
– Breast
– Gastric
– Locally Advanced or Metastatic NSCLC
– Metastatic Breast Cancer
– NSCLC
– Pancreatic
– Unresectable Pancreatic
AUGTYRO (repotrectinib)
– ROS1 NSCLC
KRAZATI
– Advanced NSCLC with $KRAS^{G12C}$ mutation
OPDIVO✦
– 1L Metastatic Melanoma
– 1L Gastric
– Esophageal Squamous Cell Carcinoma
– 1L Esophageal
– Adjuvant Melanoma
– Adjuvant Bladder
– Adjuvant Esophageal/ Gastroesophageal
– Adjuvant Melanoma Stage IIB/C
– Mesothelioma
– Previously treated advanced RCC
– Previously treated Gastric cancer (Japan, China)
– Previously treated Metastatic Head & Neck
– Previously treated Metastatic Melanoma
– Previously treated Metastatic MSI-High CRC
– Previously treated Metastatic Non-squamous NSCLC
– Previously treated Metastatic Squamous NSCLC
– Previously treated Metastatic Urothelial Cancer
– Previously treated Esophageal Cancer
– Neoadjuvant NSCLC
OPDIVO✦ + cabozantinib✦
– Metastatic RCC
OPDIVO✦ + YERVOY✦
– 1L Metastatic Melanoma
– 1L Mesothelioma
– 1L NSCLC
– 1L RCC
– Previously treated Metastatic MSI-High CRC
– Previously treated HCC
– 1L Esophageal
– 1L Gastric
OPDUALAG
– 1L Melanoma
YERVOY✦
– Adjuvant Melanoma
– Metastatic Melanoma

Development Portfolio by Therapeutic Area

Immunology

Phase I

Investigational Compounds

Anti-CD40
– Autoimmune Disease
CD19 NEX T
– Severe Refractory Systemic Lupus Erythematosus
IL2-CD25
– Autoimmune Disease
NME 2
– Autoimmune Disease
PKCθ Inhibitor
– Autoimmune Disease

Phase II

Additional Indications

SOTYKTU
– Alopecia Areata
– Discoid Lupus Erythematosus

Investigational Compounds

afimetoran
– Systemic Lupus Erythematosus
TYK2 Inhibitor (BMS-986322)
– Moderate-to-Severe Psoriasis

Phase III

Additional Indications

SOTYKTU
– Psoriatic Arthritis
– Systemic Lupus Erythematosus
– Sjögren's Syndrome
ZEPOSIA
– Crohn's Disease

Investigational Compounds

cendakimab
– Eosinophilic Esophagitis
– Eosinophilic Gastroenteritis*
LPA1 Antagonist
– Idiopathic Pulmonary Fibrosis
– Progressive Pulmonary Fibrosis
obexelimab #
– IgG4-Related Disease

Approved Indications

ORENCIA
– Active Polyarticular JIA
– Early Rheumatoid Arthritis
– JIA Intravenous
– JIA Subcutaneous
– Psoriatic Arthritis
– RA Auto injector
– RA Intravenous
– RA Subcutaneous
– Acute Graft versus Host Disease
SOTYKTU
– Moderate-to-Severe Psoriasis
ZEPOSIA
– Relapsing Multiple Sclerosis
– Moderate-to-Severe Ulcerative Colitis

Cardiovascular

Phase I

Investigational Compounds

FXIa Inhibitor
– Thrombotic Disorders

Phase II

Additional Indications

CAMZYOS
– Heart Failure with Preserved Ejection Fraction (HFpEF)

Investigational Compounds

danicamtiv
– Genetic Dilated Cardiomyopathy
MYK-224
– Obstructive Hypertrophic Cardiomyopathy
– Heart Failure with Preserved Ejection Fraction (HFpEF)

Phase III

Additional Indications

CAMZYOS
– Non-obstructive Hypertrophic Cardiomyopathy

Investigational Compounds

milvexian✦
– Acute Coronary Syndrome#
– Atrial Fibrillation#
– Secondary Stroke Prevention (SSP)#

Approved Indications

CAMZYOS
– Symptomatic Obstructive Hypertrophic Cardiomyopathy
ELIQUIS✦
– Stroke Prevention in Atrial Fibrillation
– Venous Thromboembolism Prevention
– Orthopedic Surgery
– Venous Thromboembolism Treatment

Neuroscience

Phase I

Investigational Compounds

Anti-MTBR-Tau
– Alzheimer's Disease
CD19 NEX T
– Multiple Sclerosis
eIF2b Activator✦
– Neuroscience
FAAH/MGLL Dual Inhibitor
– Neuroscience
TYK2 Inhibitor (BMS-986465)
– Neuroinflammation Disorders

Note: Above pipeline excludes clinical collaborations

✦ Development Partnerships: *ABECMA*: 2seventy bio; farletuzumab ecteribulin: Eisai; rHuPH20: Halozyme; MAGEA4/8 TCER: Immatics; milvexian: Janssen Pharmaceuticals Inc., a Johnson & Johnson company ; *OPDIVO, YERVOY, OPDUALAG* in Japan: Ono; PKCθ Inhibitor: Exscientia; *REBLOZYL*: Merck; SHP2 Inhibitor: BridgeBio Pharma; TIGIT Bispecific: Agenus; obexelimab: Zenas BioPharma in Japan, South Korea, Taiwan, HK, Singapore, and Australia
^ Trial(s) exploring various combinations
# Partner-run study
* Japan only

Bristol Myers Squibb
2023 Financial Report

Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Management's discussion and analysis of financial condition and results of operations is provided as a supplement to and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K to enhance the understanding of our results of operations, financial condition and cash flows.

The comparison of 2022 to 2021 results has been omitted from this Annual Report on Form 10-K and is incorporated by reference in our Form 10-K for the year ended December 31, 2022 "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" filed on February 14, 2023.

EXECUTIVE SUMMARY

Bristol-Myers Squibb Company is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Refer to the Summary of Abbreviated Terms at the end of this Annual Report on Form 10-K for definitions of capitalized terms used throughout the document.

In 2023, we received approvals for initial and additional indications for the following marketed products in major markets (the U.S., EU and Japan), which further expanded our geographical reach in immunology, hematology, oncology, and cardiovascular diseases: (i) U.S. and EU approval of *Opdivo* for treatment of completely resected stage IIB and IIC melanoma, expanding upon the existing adjuvant treatment for melanoma patients; (ii) FDA approval of *Reblozyl* in the first-line setting for the treatment of anemia without previous erythropoiesis stimulating agent use in adult patients with very low- to intermediate-risk MDS who may also require red blood cell transfusions, regardless of ring sideroblast status; and EU approval for an additional indication for anemia associated with non-transfusion-dependent beta thalassemia; (iii) approvals in Japan and in the EU of *Opdivo* in combination with chemotherapy for the neoadjuvant treatment of patients with resectable NSCLC; (iv) approval of *Camzyos* for the treatment of symptomatic obstructive HCM in the EU; (v) approval of Breyanzi for the second-line treatment of diffuse large B-cell lymphoma in the EU; (vi) approval for *Sotyktu* for moderate-to-severe plaque psoriasis in the EU; and (vii) approval of *Augtyro* (repotrectinib), a next-generation tyrosine kinase inhibitor (TKI), for the treatment of adult patients with locally advanced or metastatic ROS1+ non-small cell lung cancer (NSCLC) in the U.S. We continue expanding our commercial CAR-T manufacturing network through the FDA approval of our Devens, MA facility in June 2023.

In January 2024, we acquired Mirati, a commercial stage targeted oncology company with a pipeline of commercial, clinical and pre-clinical stage oncology medicines and assets. With the Mirati acquisition, we obtained rights to *Krazati**, a best-in-class inhibitor of KRASG12C mutation, approved by the FDA as a second-line treatment for patients with NSCLC; and MRTX1719, a potential first-in-class MTA-cooperative PRMT5 inhibitor in Phase I development, among others. In addition, during the fourth quarter of 2023, we entered into definitive merger agreements to acquire Karuna and RayzeBio and also entered into strategic collaboration with SystImmune. Karuna is a biopharmaceutical company driven to discover, develop and deliver transformative medicines for people living with psychiatric and neurological conditions. RayzeBio is a clinical-stage radiopharmaceutical therapeutics company with an innovation-leading position in actinium-based radiopharmaceutical therapeutics and a pipeline of potentially first-in-class and best-in-class drug development programs. Refer to "Consolidated Financial Statements—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for additional information. The goal of the collaboration with SystImmune is to co-develop and co-commercialize BL-B01D1, a bispecific topoisomerase inhibitor-based anti-body drug conjugate which targets both EGFR and HER3 and is currently being evaluated in a Phase I clinical trial for metastatic or unresectable NSCLC. Refer to "Consolidated Financial Statements—Note 3. Alliances" for further information.

The Company has the potential to increase its registrational portfolio from six to up to twelve potentially first-in-class/best-in-class assets. In addition to its growing registrational portfolio, the Company has more than 25 indication expansion opportunities on the horizon. Taken together, this leads to increased depth across the Company's therapeutic areas, including oncology, hematology, immunology, cardiovascular and a growing presence in neuroscience.

Financial Highlights

	Year Ended December 31,	
Dollars in millions, except per share data	2023	2022
Total Revenues	$ 45,006	$ 46,159
Diluted Earnings Per Share		
GAAP	$ 3.86	$ 2.95
Non-GAAP	7.51	7.70

In 2023, our revenues decreased by 2%, primarily due to lower *Revlimid* sales driven by the previously disclosed generic erosion and increase in patients receiving free drug product for *Revlimid*, and to a lesser extent, *Pomalyst*, from the Bristol Myers Squibb Patient Assistance Foundation, partially offset by higher sales of our New Product Portfolio and In-Line Products (primarily *Opdivo*). The $0.91 increase in GAAP EPS in 2023 was primarily driven by the impact of certain specified items, including deferred income tax benefit related to a non-U.S. tax ruling, lower losses on equity investments, amortization of intangible assets, as well as litigation and other settlement income, partially offset by lower revenues and product mix. After adjusting for specified items, non-GAAP EPS decreased $0.19 primarily as a result of lower revenues and product mix, partially offset by higher royalty and interest income and lower weighted average shares outstanding.

Our non-GAAP financial measures, including non-GAAP earnings and related EPS information, are adjusted to exclude specified items that represent certain costs, expenses, gains and losses and other items impacting the comparability of financial results. For a detailed listing of all specified items and further information, reconciliations and changes to our non-GAAP financial measures refer to "—Non-GAAP Financial Measures."

Economic and Market Factors

Governmental Actions

Our products continue to be subject to increasing pressures across the portfolio from pharmaceutical market access and pricing controls and discounting, changes to tax and importation laws and other restrictions in the U.S., the EU and other regions around the world that result in lower prices, lower reimbursement rates and smaller populations for whom payers will reimburse, which can negatively impact our results of operations (including intangible asset impairment charges), operating cash flow, liquidity and financial flexibility. For example, on August 16, 2022, President Biden signed the IRA into law which provides for (i) the government to negotiate prices for select high-cost Medicare Part D (beginning in 2026) and Part B drugs (beginning in 2028) that are more than nine years (for small-molecule drugs) or 13 years (for biological products) from their FDA approval, (ii) manufacturers to pay a rebate for Medicare Part B and Part D drugs when prices increase faster than inflation beginning in 2022 for Part D and 2023 for Part B, and (iii) Medicare Part D redesign which replaces the current Part D CGDP and establishes a $2,000 cap for out-of-pocket limits costs for Medicare beneficiaries beginning in 2025, with manufacturers being responsible for 10% of costs up to the $2,000 cap and 20% after that cap is reached. In August 2023, the U.S. Department of Health and Human Services selected *Eliquis* as one of the first 10 medicines subject to government-set prices beginning in 2026. It is possible that more of our products could be selected in future years, which could, among other things, accelerate revenue erosion prior to expiry of intellectual property protections. In addition, in December 2023, the Biden Administration released a proposed framework that for the first time proposed that a drug's price can be a factor in determining that the drug is not accessible to the public and therefore that the government could exercise "march-in rights" and license it to a third party to manufacture. A comment period on the proposal ran through February 6, 2024, and we are not able to predict whether a final rule will be adopted along the lines proposed and, if adopted, whether the government would seek to exercise march-in rights for any of our products. Other proposals, such as those relating to the calculation of best price as well as potential executive orders focused on drug pricing are still being debated. The effect of reducing prices and reimbursement for certain of our products would significantly impact our business and consolidated results of operations.

Additionally, in connection with the IRA the following changes have been made to U.S. tax laws, including (i) a 15% minimum tax that generally applies to U.S. corporations on adjusted financial statement income beginning in 2023 and (ii) a non-deductible 1% excise tax provision on net stock repurchases, to be applied to repurchases beginning in 2023. We continue to evaluate the impact of the IRA legislation on our results of operations and it is possible that these changes may result in a material impact on our business and results of operations. Furthermore, countries are expected to make changes to their tax laws and updates to international tax treaties to implement the agreement by the OECD to establish a global minimum tax.

See risk factors on these items included in our most recently filed 2023 Form 10-K under "Part I—Item 1A. Risk Factors—Product, Industry and Operational Risks—Increased pricing pressure and other restrictions in the U.S. and abroad continue to negatively affect our revenues and profit margins", "—We could lose market exclusivity of a product earlier than expected" and "—Changes to tax regulations could negatively impact our earnings."

Significant Product Approvals

The following is a summary of the significant approvals received in 2023:

Product	Date	Approval
Augtyro (repotrectinib)	November 2023	FDA approval of *Augtyro* for the treatment of adult patients with locally advanced or metastatic ROS1-positive NSCLC.

Opdivo	October 2023	FDA approval of *Opdivo* for the adjuvant treatment of adult and pediatric patients 12 years and older with completely resected stage IIB or IIC melanoma.
Reblozyl	August 2023	FDA approval of *Reblozyl* for the treatment of anemia without previous erythropoiesis stimulating agent use (ESA-naïve) in adult patients with very low- to intermediate-risk MDS.
Opdivo	August 2023	EC approval of *Opdivo* as a monotherapy for the adjuvant treatment of adults and adolescents 12 years of age and older with stage IIB or IIC melanoma who have undergone complete resection.
Opdivo	June 2023	EC approval of *Opdivo* in combination with platinum-based chemotherapy for the neoadjuvant treatment of resectable NSCLC at a high risk of recurrence in adult patients with tumor cell PD-L1 expression $\geq$ 1%.
Camzyos	June 2023	EC approval of *Camzyos* for the treatment of symptomatic (New York Heart Association, class II-III) obstructive HCM.
Breyanzi	May 2023	EC approval of *Breyanzi* for the treatment of adult patients with diffuse large B-cell lymphoma, high grade B-cell lymphoma, primary mediastinal large B-cell lymphoma and FL grade 3B, who relapsed within 12 months from completion of, or are refractory to, first-line chemoimmunotherapy.
Opdivo	March 2023	Japan's Ministry of Health, Labour and Welfare approval of *Opdivo* plus chemotherapy for the neoadjuvant treatment of patients with resectable NSCLC.
Sotyktu	March 2023	EC approval of *Sotyktu* for the treatment of adults with moderate-to-severe plaque psoriasis who are candidates for systemic therapy.
Reblozyl	March 2023	EC approval of *Reblozyl* for the treatment in adult patients of anemia associated with non-transfusion-dependent beta thalassemia.

Refer to "—Product and Pipeline Developments" for all of the developments in our marketed products and late-stage pipeline in 2023 and in early 2024.

Strategy

Our principal strategy is to combine the resources, scale and capability of a large pharmaceutical company with the speed, agility and focus on innovation typically found in the biotech industry. Our priorities are (i) to continue to renew and diversify our portfolio through launching new medicines, (ii) advancing our early, mid and late-stage pipeline and (iii) executing disciplined business development. As we undergo a period of renewal, our strategy will be focused on driving near-term growth, minimizing the impact of a transition period that follows and delivering growth in the late 2020s by accelerating opportunities that enhance productivity and efficiency, advance our pipeline, and drive strong commercial execution that move our business forward. We remain committed to a strategic business development and maintaining a strong investment grade credit rating, growing the dividend and reducing additional debt that will be issued in support of recent transactions.

Our focus is on discovering, developing and delivering transformational medicines for patients facing serious diseases in the following five core therapeutic areas: (i) oncology with a priority in certain tumor types, including diversification beyond IO; (ii) hematology with opportunities to expand leadership position in multiple myeloma, as well as broaden our portfolio across leukemias, lymphomas and non-malignant hematologic diseases; (iii) immunology with priorities in strengthening presence in dermatology, rheumatology and gastrointestinal disorders, establishing new standards of care in pulmonology and rapidly advance cell therapy into immunology diseases; (iv) cardiovascular diseases with focus on cardiomyopathies, heart failures and thrombotic diseases; and (v) neuroscience with a focus on neuropsychiatry, neurodegenerative and neuroinflammation diseases.

We are working towards expanding our pipeline of registrational assets from six to up to twelve. In addition, we are positioned to support continued innovation and expand treatment options across several different diseases based on our differentiated research platforms. We have a broad portfolio and pipeline when it comes to autologous CAR-T cell therapies. We have two approved cell therapies against two distinct targets and are continuing to build our leadership in this space. We are expanding manufacturing capacity, exploring innovative technologies such as dual-targeting CAR-Ts and allogenic approaches, advancing multiple next-generation assets including new targets and rapidly expanding into immunology, including lupus and multiple sclerosis. We also have a strong position in the protein degradation field and have been advancing our pipeline with an expansive library of assets with two in registrational trials, an additional five in clinical phase studies and more than fifteen being studied pre-clinically. This growing platform has potential across several diseases and is positioned to deliver approximately four INDs each year. Together with our proven track record, rapidly advancing pipeline and growth with marketed products, we increased and sustained our R&D productivity enabling us to identify more high-quality candidates and increase their probability of reaching patients in need. Specifically, our ambition is to: (i) deliver approximately ten INDs per year; (ii) increase success rates from first-in-human trials to approval to approximately 20%; (iii) reduce timelines to achieve a median of 6.5 years from first-in-human trials to approval. Our R&D strategy will help ensure we maintain a strong legacy of scientific innovation, bringing first-in class and/or best-in-class treatments to patients at an accelerated speed.

Our commercial model has been successful with revenues from our in-line brands and new product portfolio continuing to grow, which demonstrates strong execution of our strategy. We remain focused and well-resourced in our cancer development programs and seek to broaden the use of *Opdivo* in earlier lines of therapy, expand into new tumors, accelerate next wave oncology mechanisms and develop treatment options for refractory oncology patients. We are encouraged that our investigational subcutaneous formulation for *Opdivo* has the potential to bring enhanced benefits to patients into the next decade, with positive registrational data now in-house. We continue to drive adoption of *Opdivo* by expanding into additional indications and tumor types both as a monotherapy and in combination with *Yervoy* and other anti-cancer agents. We are further strengthening our IO portfolio with *Opdualag* for the treatment of melanoma and potential expanded opportunities in other indications. We are growing a differentiated NSCLC portfolio, which includes the launch of *Augtyro* and includes *Krazati*, (acquired through Mirati), which demonstrates a strategic fit into our oncology portfolio. We are also strengthening our neuroscience portfolio with the planned acquisition of Karuna. Moreover, *Eliquis* continues to grow, leveraging its best in class clinical profile and extensive real world data and remains the number one novel oral anticoagulant in total prescriptions globally. *Camzyos* continues to demonstrate benefits as shared through our long-term follow-up data from two Phase III studies. In immunology, *Sotyktu* is the key growth driver for BMS and we continue to make further investments to accelerate the launch through direct to consumer advertising and adding field force support. In addition, our Phase III registrational clinical trials are underway for *Sotyktu* in PsA, SLE and Sjögren's Syndrome. We are able to leverage our leading capabilities in hematological malignancies and our robust pipeline to provide opportunities for long-term growth to offset the impact of current and future patent expiries for *Revlimid* and *Pomalyst*. As we look at our cell therapy franchise, we continue to explore new indications with *Breyanzi* to include the treatment of CLL, FL and MCL. If indication for CLL is approved, it would be the first and only CAR-T available for this patient population. *Reblozyl* is advancing into new indications with an ongoing registrational trial for chronic anemia associated with myelofibrosis.

The evolution in our operating model, which focuses on maintaining a disciplined approach in marketing, selling and administrative expenses, will enable us to deliver the necessary strategic, financial and operational flexibility to invest in the highest priority opportunities within our portfolio.

Our strategy extends well beyond the discovery, development and delivery of transformative medicines that help patients prevail over serious diseases. We understand the future of our employees, our communities, our planet, and our business are inextricably linked. Through our Environmental, Social and Governance (ESG) strategy, we seek to mobilize our capabilities and resources to positively impact the communities where we live, work, and serve around the world. As we work to transform patients' lives through science, we operate with effective governance, uncompromising quality and compliance, and the highest ethical standards to deliver our mission. These values have been central to who we are, what we do, and how we do it since our company was founded in 1887. We believe that driving long-term business value is at the heart of living our purpose, enabling us to be leaders and difference-makers for generations to come.

Acquisitions, Divestitures, Licensing and Other Arrangements

For detailed information on significant acquisitions, divestitures, collaborations, licensing and other arrangements during 2023 refer to "Consolidated Financial Statements —Note 3. Alliances" and "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements."

RESULTS OF OPERATIONS

Regional Revenues

The composition of the changes in revenues was as follows:

Dollars in millions	Year Ended December 31, 2023		2022	% Change	Foreign Exchange[b]
United States	$	31,555	$ 31,828	(1)%	N/A
International		12,752	13,497	(6)%	(1)%
Other[a]		699	834	(16)%	N/A
Total	$	45,006	$ 46,159	(2)%	— %

(a) Other revenues include royalties and alliance-related revenues for products not sold by our regional commercial organizations.
(b) Foreign exchange impacts were derived by applying the prior period average currency rates to the current period revenues.

United States

- U.S. revenues in 2023 decreased 1% primarily due to lower *Revlimid* sales driven by the previously disclosed generic erosion and an increase in patients receiving free drug product for *Revlimid*, and to a lesser extent, *Pomalyst*, from the Bristol Myers Squibb Patient Assistance Foundation, a separate and independent 501(c)(3) entity to which BMS donates product, partially offset by an increase in demand for our In-Line Products and New Product Portfolio. Average net selling prices remained flat in 2023 compared to 2022.

International

- International revenues in 2023 decreased 6% primarily due to *Revlimid* and *Eliquis* generic erosion, lower average net selling prices, and foreign exchange impacts, partially offset by an increase in demand for *Opdivo* and New Product Portfolio.

No single country outside the U.S. contributed more than 10% of total revenues in 2023 and 2022. Our business is typically not seasonal.

GTN Adjustments

We recognize revenue net of GTN adjustments that are further described in "—Critical Accounting Policies."

The activities and ending reserve balances for each significant category of GTN adjustments were as follows:

Dollars in millions	Charge-Backs and Cash Discounts	Medicaid and Medicare Rebates	Other Rebates, Returns, Discounts and Adjustments	Total
Balance at January 1, 2023	$ 675	$ 3,822	$ 2,880	$ 7,377
Provision related to sales made in:				
Current period	9,155	13,400	7,480	30,035
Prior period	(11)	11	(134)	(134)
Payments and returns	(9,172)	(12,788)	(7,065)	(29,025)
Foreign currency translation and other	(1)	—	76	75
Balance at December 31, 2023	$ 646	$ 4,445	$ 3,237	$ 8,328

The reconciliation of gross product sales to net product sales by each significant category of GTN adjustments was as follows:

Dollars in millions	Year Ended December 31,				% Change 2023 vs. 2022
		2023		2022	
Gross product sales	$	73,679	$	69,633	6 %
GTN Adjustments					
Charge-backs and cash discounts		(9,144)		(7,469)	22 %
Medicaid and Medicare rebates		(13,411)		(11,362)	18 %
Other rebates, returns, discounts and adjustments		(7,346)		(6,131)	20 %
Total GTN Adjustments		(29,901)		(24,962)	20 %
Net product sales	$	43,778	$	44,671	(2)%
GTN adjustments percentage		40 %		36 %	4 %
U.S.		46 %		41 %	5 %
Non-U.S.		19 %		17 %	2 %

Reductions to provisions for product sales made in prior periods resulting from changes in estimates were $134 million for 2023 and $229 million for 2022, respectively. The reductions to provisions in 2022 driven by the non-U.S. revisions in clawback amounts driven by the VAT recoverable estimates. GTN adjustments are primarily a function of product sales volume, regional and payer channel mix, contractual or legislative discounts and rebates. U.S. GTN adjustments percentage increased primarily due to higher government channel mix, which has higher GTN adjustment percentages. Non-U.S. GTN adjustments percentage increased primarily due to continued pricing pressures.

Product Revenues

| Dollars in millions | Year Ended December 31, | | |
	2023	2022	% Change
In-Line Products			
Eliquis	**12,206**	$ 11,789	4 %
U.S.	**8,592**	7,786	10 %
Non-U.S.	**3,614**	4,003	(10) %
Opdivo	**9,009**	8,249	9 %
U.S.	**5,283**	4,812	10 %
Non-U.S.	**3,726**	3,437	8 %
Orencia	**3,601**	3,464	4 %
U.S.	**2,754**	2,638	4 %
Non-U.S.	**847**	826	3 %
Pomalyst/Imnovid	**3,441**	3,497	(2) %
U.S.	**2,357**	2,438	(3) %
Non-U.S.	**1,084**	1,059	2 %
Yervoy	**2,238**	2,131	5 %
U.S.	**1,388**	1,304	6 %
Non-U.S.	**850**	827	3 %
Sprycel	**1,930**	2,165	(11) %
U.S.	**1,446**	1,497	(3) %
Non-U.S.	**484**	668	(28) %
Mature and other products	**1,895**	2,045	(7) %
U.S.	**772**	750	3 %
Non-U.S.	**1,123**	1,295	(13) %
Total In-Line Products	**34,320**	33,340	3 %
U.S.	**22,592**	21,225	6 %
Non-U.S.	**11,728**	12,115	(3) %

Dollars in millions	Year Ended December 31,		
	2023	**2022**	**% Change**
New Product Portfolio			
Reblozyl	**1,008**	717	41 %
U.S.	**811**	591	37 %
Non-U.S.	**197**	126	56 %
Opdualag	**627**	252	*
U.S.	**617**	252	*
Non-U.S.	**10**	—	N/A
Abecma	**472**	388	22 %
U.S.	**358**	297	21 %
Non-U.S.	**114**	91	25 %
Zeposia	**434**	250	74 %
U.S.	**324**	177	83 %
Non-U.S.	**110**	73	51 %
Breyanzi	**364**	182	100 %
U.S.	**303**	151	*
Non-U.S.	**61**	31	97 %
Camzyos	**231**	24	*
U.S.	**226**	24	*
Non-U.S.	**5**	—	N/A
Sotyktu	**170**	8	*
U.S.	**157**	8	*
Non-U.S.	**13**	—	N/A
Onureg	**168**	124	35 %
U.S.	**117**	95	23 %
Non-U.S.	**51**	29	76 %
Inrebic	**110**	85	29 %
U.S.	**74**	69	7 %
Non-U.S.	**36**	16	*
Augtyro	**1**	—	N/A
U.S.	**1**	—	N/A
Non-U.S.	**—**	—	N/A
Total New Product Portfolio	**3,585**	2,030	77 %
U.S.	**2,988**	1,664	80 %
Non-U.S.	**597**	366	63 %
Total In-Line Products and New Product Portfolio	**37,905**	35,370	7 %
U.S.	**25,580**	22,889	12 %
Non-U.S.	**12,325**	12,481	(1)%

Dollars in millions	Year Ended December 31,		
	2023	**2022**	**% Change**
Recent LOE Products[a]			
Revlimid	**6,097**	9,978	(39)%
U.S.	**5,266**	8,359	(37)%
Non-U.S.	**831**	1,619	(49)%
Abraxane	**1,004**	811	24 %
U.S.	**709**	580	22 %
Non-U.S.	**295**	231	28 %
Total Recent LOE Products	**7,101**	10,789	(34)%
U.S.	**5,975**	8,939	(33)%
Non-U.S.	**1,126**	1,850	(39)%
Total Revenues	**45,006**	46,159	(2)%
U.S.	**31,555**	31,828	(1)%
Non-U.S.	**13,451**	14,331	(6)%

* Change in excess of 100%.

(a) Recent LOE Products include products with significant expected decline in revenue from a prior reporting period as a result of a LOE.

Eliquis (apixaban) — an oral Factor Xa inhibitor indicated for the reduction in risk of stroke/systemic embolism in NVAF and for the treatment of DVT/PE and reduction in risk of recurrence following initial therapy.

- U.S. revenues increased 10% in 2023 primarily due to higher demand.

- International revenues decreased 10% in 2023 primarily due to lower average net selling prices and generic erosion in the UK and Canada. Excluding foreign exchange impacts, revenues decreased by 10%.

- Following the May 2021 expiration of regulatory exclusivity for *Eliquis* in Europe and the court decision in the UK finding the UK apixaban composition-of-matter patent and related SPC invalid, generic manufacturers have begun marketing generic versions of *Eliquis* in the UK and in Portugal, and may seek to market generic versions of *Eliquis* in additional countries in Europe, prior to the expiration of our patents, which has led to additional infringement and invalidity actions involving our *Eliquis* patents being filed in various countries in Europe. Most recently, in France, Norway and Sweden, courts held in BMS's favor, confirming the validity of the composition of matter patent and related SPCs in those countries. We believe in the innovative science behind *Eliquis* and the strength of our intellectual property, which we will defend against infringement. Refer to "Consolidated Financial Statements—Note 20. Legal Proceedings and Contingencies—Intellectual Property" for further information.

Opdivo (nivolumab) — a fully human monoclonal antibody that binds to the PD-1 on T and NKT cells. It has been approved for several anti-cancer indications including bladder, blood, CRC, head and neck, RCC, HCC, lung, melanoma, MPM, stomach and esophageal cancer. The *Opdivo+Yervoy* regimen also is approved in multiple markets for the treatment of NSCLC, melanoma, MPM, RCC, CRC and various gastric and esophageal cancers. There are several ongoing potentially registrational studies for *Opdivo* across other tumor types and disease areas, in monotherapy and in combination with *Yervoy* and various anti-cancer agents.

- U.S. revenues increased 10% in 2023 due to higher demand across multiple indications and to a lesser extent higher average net selling prices. The higher demand was related to the following indications: the *Opdivo+Yervoy* combinations for NSCLC, various gastric, esophageal and bladder cancers.

- International revenues increased 8% in 2023 primarily due to higher demand as a result of core indications and additional indication launches partially offset by foreign exchange impact of 3%. Excluding foreign exchange impacts, revenues increased by 11%.

Orencia (abatacept) — a fusion protein indicated for adult patients with moderate to severe active RA and PsA and is also indicated for reducing signs and symptoms in certain pediatric patients with moderately to severely active polyarticular JIA and for the treatment of aGVHD, in combination with a calcineurin inhibitor and methotrexate.

- U.S. revenues increased 4% in 2023 primarily due to higher demand.

- International revenues increased 3% in 2023 due to higher demand partially offset by foreign exchange impact of 3%. Excluding foreign exchange impacts, revenues increased by 6%.

- BMS is not aware of any *Orencia* biosimilars on the market in the U.S., EU or Japan. Formulation and additional patents expire in 2026 and beyond.

Pomalyst/Imnovid (pomalidomide) — a proprietary, distinct, small molecule that is administered orally and modulates the immune system and other biologically important targets. *Pomalyst/Imnovid* is indicated for patients with multiple myeloma who have received at least two prior therapies including lenalidomide and a proteasome inhibitor and have demonstrated disease progression on or within 60 days of completion of the last therapy.

- U.S. revenues decreased 3% in 2023 due to an increase in the number of patients receiving free drug product from the Bristol Myers Squibb Patient Assistance Foundation, a separate and independent 501(c)(3) entity to which BMS donates products, partially offset by higher average net selling prices.

- International revenues increased 2% in 2023 due to higher demand, partially offset by lower average net selling prices and foreign exchange impacts of 1%. Excluding foreign exchange impacts, revenues increased by 3%.

- In the EU, the estimated minimum market exclusivity date is August 2024.

Yervoy (ipilimumab) — a CTLA4 immune checkpoint inhibitor. *Yervoy* is a monoclonal antibody for the treatment of patients with unresectable or metastatic melanoma. The *Opdivo+Yervoy* regimen is approved in multiple markets for the treatment of NSCLC, melanoma, MPM, RCC, CRC and esophageal cancer.

- U.S. revenues increased 6% in 2023 due to higher average net selling prices and demand.

- International revenues increased 3% in 2023 due to higher demand as a result of additional indication launches and core indications, partially offset by lower average net selling prices and foreign exchange impacts of 2%. Excluding foreign exchange impacts, revenues increased by 5%.

Sprycel (dasatinib) — an oral inhibitor of multiple tyrosine kinase indicated for the first-line treatment of patients with Philadelphia chromosome-positive CML in chronic phase and the treatment of adults with chronic, accelerated, or myeloid or lymphoid blast phase CML with resistance or intolerance to prior therapy, including *Gleevec** (imatinib mesylate) and the treatment of children and adolescents aged 1 year to 18 years with chronic phase Philadelphia chromosome-positive CML.

- U.S. revenues decreased 3% in 2023 due to lower average net selling prices driven by unfavorable GTN adjustments.

- International revenues decreased 28% in 2023 due to lower demand as a result of generic erosion, lower average net selling price and foreign exchange impact of 3%. Excluding foreign exchange impact, revenues decreased by 25%.

- In the U.S., BMS entered into settlement agreements with certain third parties to sell generic dasatinib products beginning in September 2024, or earlier in certain circumstances. In the EU, generic dasatinib products have entered the market. In Japan, the composition of matter patent has been extended to 2024 for the treatment of non-imatinib-resistant CML, but generics have been approved for other indications.

Mature and other products — includes all other products, including those which have lost exclusivity in major markets, OTC products and royalty revenue and mature products.

- International revenues for mature and other products decreased 13% primarily due to lower demand as a result of continued generic erosion and foreign exchange impacts of 2%. Excluding foreign exchange impacts, revenues decreased by 11%.

Reblozyl (luspatercept-aamt) — an erythroid maturation agent indicated for the treatment of anemia in i) adult patients with transfusion dependent and non-transfusion dependent beta thalassemia who require regular red blood cell transfusions, ii) adult patients with very low- to intermediate-risk MDS who have ring sideroblasts and require red blood cell transfusions, as well as iii) adult patients without previous erythropoiesis stimulating agent use (ESA-naïve) with very low- to intermediate-risk MDS who may require regular red blood cell transfusions, regardless of ring sideroblast status.

- U.S. revenues increased 37% in 2023 primarily due to higher demand.

Opdualag (nivolumab and relatlimab-rmbw) — a combination of nivolumab, a PD-1 blocking antibody, and relatlimab, a LAG-3 blocking antibody, indicated for the treatment of adult and pediatric patients 12 years of age or older with unresectable or metastatic melanoma. *Opdualag* was launched in March 2022.

Abecma (idecabtagene vicleucel) — is a BCMA genetically modified autologous CAR–T cell therapy indicated for the treatment of adult patients with relapsed or refractory multiple myeloma after four or more prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor, and an anti-cyclic ADP ribose hydrolase monoclonal antibody.

- U.S. revenues increased 21% in 2023 primarily due to higher demand enabled by additional manufacturing capacity.

Zeposia (ozanimod) — an oral immunomodulatory drug used to treat relapsing forms of multiple sclerosis, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease, in adults and to treat moderately to severely active UC in adults.

- U.S. revenues increased 83% in 2023 primarily due to higher demand.

Breyanzi (lisocabtagene maraleucel) — a CD19-directed genetically modified autologous CAR-T cell therapy indicated for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after one or more lines of systemic therapy, including diffuse large B-cell lymphoma not otherwise specified, high-grade B-cell lymphoma, primary mediastinal large B-cell lymphoma, and FL grade 3B.

- U.S. revenues doubled in sales primarily due to higher demand.

Camzyos (mavacamten) — a cardiac myosin inhibitor indicated for the treatment of adults with symptomatic obstructive HCM to improve functional capacity and symptoms. *Camzyos* was launched in April 2022.

Sotyktu (deucravacitinib) — an oral, selective, allosteric tyrosine kinase 2 inhibitor indicated for the treatment of adults with moderate-to-severe plaque psoriasis who are candidates for systemic therapy or phototherapy. *Sotyktu* was launched in September 2022.

Onureg (azacitidine) — an oral hypomethylating agent that incorporates into DNA and RNA, indicated for continued treatment of adult patients with AML who achieved first complete remission or complete remission with incomplete blood count recovery following intensive induction chemotherapy and are not able to complete intensive curative therapy.

- U.S. revenues increased 23% in 2023 primarily due to higher demand.

Inrebic (fedratinib) — an oral kinase inhibitor indicated for the treatment of adult patients with intermediate-2 or high-risk primary or secondary (post-polycythemia vera or post-essential thrombocythemia) MF.

- U.S. revenues increased 7% in 2023 primarily due to higher demand.

Augtyro (repotrectinib) — a kinase inhibitor indicated for the treatment of adult patients with locally advanced or metastatic ROS1-positive NSCLC. *Augtyro* was launched in December 2023.

Revlimid (lenalidomide) — an oral immunomodulatory drug that in combination with dexamethasone is indicated for the treatment of patients with multiple myeloma. *Revlimid* as a single agent is also indicated as a maintenance therapy in patients with multiple myeloma following autologous hematopoietic stem cell transplant. *Revlimid* has received approvals for several indications in the hematological malignancies including lymphoma and MDS.

- U.S. revenues decreased 37% in 2023 primarily due to generic erosion and an increase in the number of patients receiving free drug product from the Bristol Myers Squibb Patient Assistance Foundation, a separate and independent 501(c)(3) entity to which BMS donates products, and to a lesser extent lower average net selling prices.

- International revenues decreased 49% in 2023 primarily due to generic erosion across several European countries and foreign exchange impacts of 2%. Excluding foreign exchange impacts, revenues decreased by 47%.

- In the U.S., certain third parties have been granted volume-limited licenses to sell generic lenalidomide beginning in March 2022 or thereafter. Pursuant to these licenses, several generics have entered or are expected to enter the U.S. market with volume-limited quantities of generic lenalidomide. In the EU and Japan, generic lenalidomide products have entered the market. Global revenues for *Revlimid* are expected to decline in the range of approximately $1.5 billion to $2.0 billion in 2024.

Abraxane (paclitaxel albumin-bound particles for injectable suspension) — a solvent-free protein-bound chemotherapy product that combines paclitaxel with albumin using our proprietary *Nab*® technology platform, and is used to treat breast cancer, NSCLC and pancreatic cancer, among others.

- U.S. revenues increased 22% in 2023 primarily due to higher branded sales resulting from lower authorized generic sales.

Estimated End-User Demand

Pursuant to the SEC Consent Order described under "—SEC Consent Order", we monitor inventory levels on hand in the U.S. wholesaler distribution channel and outside of the U.S. in the direct customer distribution channel. We disclose products with levels of inventory in excess of one month on hand or expected demand, subject to certain limited exceptions. There were none as of December 31, 2023, for our U.S. distribution channels, and September 30, 2023, for our non-U.S. distribution channels.

In the U.S., we generally determine our months on hand estimates using inventory levels of product on hand and the amount of out-movement provided by our three largest wholesalers, which account for approximately 85% of total gross sales of U.S. products for the year ended December 31, 2023. Factors that may influence our estimates include generic erosion, seasonality of products, wholesaler purchases in light of increases in wholesaler list prices, new product launches, new warehouse openings by wholesalers and new customer stockings by wholesalers. In addition, these estimates are calculated using third-party data, which may be impacted by their recordkeeping processes.

Camzyos is only available through a restricted program called the *Camzyos* REMS Program. Product distribution is limited to REMS certified pharmacies, and enrolled pharmacies must only dispense to patients who are authorized to receive *Camzyos*. *Revlimid* and *Pomalyst* are distributed in the U.S. primarily through contracted pharmacies under the Lenalidomide REMS and *Pomalyst* REMS programs, respectively. These are proprietary risk-management distribution programs tailored specifically to provide for the safe and appropriate distribution and use of *Revlimid* and *Pomalyst*. Internationally, *Revlimid* and *Imnovid* are distributed under mandatory risk-management distribution programs tailored to meet local authorities' specifications to provide for the products' safe and appropriate distribution and use. These programs may vary by country and, depending upon the country and the design of the risk-management program, the product may be sold through hospitals or retail pharmacies.

Our non-U.S. businesses have significantly more direct customers. Information on available direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information varies widely. We limit our direct customer sales channel inventory reporting to where we can influence demand. When this information does not exist or is otherwise not available, we have developed a variety of methodologies to estimate such data, including using historical sales made to direct customers and third-party market research data related to prescription trends and end-user demand. Given the difficulties inherent in estimating third-party demand information, we evaluate our methodologies to estimate direct customer product level inventory and to calculate months on hand on an ongoing basis and make changes as necessary. Factors that may affect our estimates include generic competition, seasonality of products, price increases, new product launches, new warehouse openings by direct customers, new customer stockings by direct customers and expected direct customer purchases for governmental bidding situations. As such, all of the information required to estimate months on hand in the direct customer distribution channel for non-U.S. business for the year ended December 31, 2023 is not available prior to the filing of this Annual Report on Form 10-K. We will disclose any product with levels of inventory in excess of one month on hand or expected demand for the current quarter, subject to certain limited exceptions, in our next quarterly report on Form 10-Q.

Expenses

Dollar in Millions	Year Ended December 31,		% Change
	2023	2022	
Cost of products sold [a]	$ 10,693	$ 10,137	5 %
Marketing, selling and administrative	7,772	7,814	(1)%
Research and development	9,299	9,509	(2)%
Acquired IPRD	913	815	12 %
Amortization of acquired intangible assets	9,047	9,595	(6)%
Other (income)/expense, net	(1,158)	576	*
Total Expenses	$ 36,566	$ 38,446	(5)%

* Change in excess of 100%.
(a) Excludes amortization of acquired intangible assets.

Cost of products sold

Cost of products sold include material, internal labor and overhead costs from our owned manufacturing sites, third-party product supply costs and other supply chain costs managed by our global manufacturing and supply organization. Cost of products sold also includes royalties and profit sharing, foreign currency hedge settlement gains and losses and impairment charges, as well as proportionate allocations of enterprise-wide costs. The allocations include facilities, information technology, employee stock compensation costs and other appropriate costs. Cost of products sold excludes amortization from acquired intangible assets.

Cost of products sold increased by $556 million or 5% primarily due to higher inventory costs ($388 million), driven by product mix and CAR-T cell therapy costs, higher royalties and profit sharing ($381 million), lower hedging settlement gains ($189 million), partially offset by the elimination of the Puerto Rico excise tax ($210 million) and lower inventory purchase price adjustments ($209 million).

Marketing, selling and administrative

Marketing, selling and administrative expenses primarily include salary and benefit costs, third-party professional and marketing fees, outsourcing fees, shipping and handling costs, advertising and product promotion costs, as well as proportionate allocations of enterprise-wide costs. The allocations include facilities, information technology, employee stock compensation costs and other appropriate costs. Expenses are managed through regional commercialization organizations or global enabling functions such as finance, legal, information technology and human resources. Certain expenses are shared with alliance partners based upon contractual agreements.

Marketing, selling and administrative expenses decreased by $42 million or 1% primarily due to the timing of charitable giving ($215 million) and cash settlement of Turning Point unvested stock awards ($73 million) in 2022, partially offset by higher advertising and promotion costs resulting from additional new product launches ($121 million) and site exit costs ($88 million).

Research and development

Research and development activities include research and early discovery, preclinical and clinical development, drug formulation and medical support of marketed products. Expenses include salary and benefit costs, third-party grants and fees paid to clinical research organizations, supplies, IPRD impairment charges and proportionate allocations of enterprise-wide costs. The allocations include facilities, information technology, employee stock compensation costs and other appropriate costs. Certain expenses are shared with alliance partners based upon contractual agreements.

Research and development expense decreased by $210 million or 2% primarily due to costs related to the unwinding of inventory purchase price adjustments for clinical use ($130 million) and cash settlement of Turning Point unvested stock awards ($80 million) in 2022, partially offset by the purchase of a priority review voucher ($95 million) in 2023.

Acquired IPRD

Acquired IPRD expenses are comprised of upfront payments, contingent milestone payments in connection with asset acquisitions or in-license arrangements of third-party intellectual property rights, as well as any upfront and contingent milestones payable by BMS to alliance partners prior to regulatory approval. Acquired IPRD charges are detailed in the table below.

Dollars in millions	Year Ended December 31,			
		2023		2022
Mavacamten rights buy-out (Note 4)	$	445	$	—
Orum upfront payment (Note 4)		100		—
Mavacamten royalty extinguishment (Note 4)		—		295
Dragonfly milestone and opt-in license fee		—		200
Evotec designation and opt-in license fees		90		—
BridgeBio upfront collaboration fee		—		90
Prothena opt-in license fee		55		
Zenas upfront license fee		50		—
Immatics upfront license and opt-in fee (Note 4)		15		150
Other		158		80
Acquired IPRD	$	913	$	815

Refer to "Consolidated Financial Statements—Note 3. Alliances" and "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for additional information.

Amortization of Acquired Intangible Assets

Amortization of acquired intangible assets decreased by $548 million or 6% primarily due to *Abraxane* marketed product right being fully amortized in the fourth quarter of 2022.

Other (income)/expense, net

Other (income)/expense, net changed by $1.7 billion primarily due to litigation and other settlements, equity investments and other items discussed below.

Dollars in millions	Year Ended December 31,			
		2023		2022
Interest expense	$	1,166	$	1,232
Royalty and licensing income		(1,488)		(1,283)
Royalty income - divestitures		(862)		(832)
Equity investment losses/(income), net		160		801
Integration expenses		242		440
Loss on debt redemption		—		266
Divestiture gains		—		(211)
Litigation and other settlements		(390)		178
Investment income		(449)		(171)
Provision for restructuring		365		75
Contingent consideration		(8)		(9)
Other		106		90
Other (income)/expense, net	$	(1,158)	$	576

- Interest expense decreased in 2023 due to additional debt maturities. Refer to "Consolidated Financial Statements—Note 10. Financing Arrangements" for further information.
- Royalties increased in 2023 primarily due to higher *Keytruda** royalties. Refer to "Consolidated Financial Statements—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for further information.
- Equity investments generated lower losses in 2023 compared to 2022 due to fair value adjustments for investments that have readily determinable fair value. Refer to "Consolidated Financial Statements—Note 9. Financial Instruments and Fair Value Measurements" for more information.
- Integration expenses decreased in 2023 due to lower consulting fees to implement Celgene integration initiatives related to processes and systems.
- Loss on debt redemption resulted from the early redemption of long-term debt of $6.0 billion in 2022.
- Divestiture gains resulted from certain mature product rights divested in 2022.
- Investment income increased in 2023 primarily due to higher interest rates.

- Litigation and other settlements in 2023 include $384 million of income related to the AZ settlement and $400 million of income related to the Nimbus' TYK2 program change of control provision, partially offset by $322 million expense recorded in connection with the BeiGene settlement. Litigation and other settlements in 2022 include amounts related to commercial disputes regarding licensing and supply obligation matters, intellectual property and promotional practice matters. Refer to "Consolidated Financial Statements—Note 5. Other (Income)/Expense, Net."
- Provision for restructuring includes exit and other costs primarily related to certain restructuring activities including a new plan in 2023 discussed further in "Consolidated Financial Statements—Note 6. Restructuring."

Income Taxes

Dollars in millions	Year Ended December 31,	
	2023	2022
Earnings Before Income Taxes	$ 8,440	$ 7,713
Provision for Income Taxes	400	1,368
Effective Tax Rate	4.7 %	17.7 %
Impact of Specified Items	10.0 %	(2.4)%
Effective Tax Rate Excluding Specified Items	14.7 %	15.3 %

The effective tax rate decreased from 17.7% to 4.7% primarily due to the impact of specified items summarized in the following "—Non-GAAP Financial Measures" section. The most significant impacts included (i) a $656 million deferred income tax benefit following the receipt of a non-U.S. tax ruling regarding the deductibility of a statutory impairment of subsidiary investments in 2023, (ii) $123 million higher tax benefits attributed to foreign currency on net operating loss and other carryforwards in 2023, (iii) a $193 million valuation allowance reversal related to unrealized equity investment losses in 2023, (iv) a $72 million tax benefit resulting from a revaluation of the basis of intangible and other assets internally transferred to streamline our legal entity structure after the Celgene acquisition in 2022, and (v) a $225 million tax reserve release related to the 2009 Mead Johnson split-off transaction in 2022.

Excluding the impact of specified items, the effective tax rate decreased from 15.3% to 14.7% primarily due to (i) revised guidance regarding deductibility of certain research and development expenses which reduced income taxes attributable to 2023 pre-tax income by approximately $160 million and was the primary reason for a $240 million reduction to previously estimated income taxes for 2022 upon finalization of the U.S. Federal income tax return, (ii) a favorable jurisdictional earnings mix which was partially offset by (iii) a $144 million impact of changes in the Puerto Rico tax decree that eliminated a previously creditable excise tax and (iv) $208 million of lower income tax reserve reversals. Income tax reserve reversals included $89 million related to the Celgene's 2009-2011 IRS audits in 2023 and $297 million for tax positions that were effectively settled for the BMS 2008 to 2012 tax years (excluding Mead Johnson related amounts that were specified) and the lapse of statute of limitations for the Celgene 2012 to 2016 tax years in 2022. Refer to "Consolidated Financial Statements—Note 7. Income Taxes" for additional information.

In December 2022, the EU member states voted unanimously to adopt a Directive implementing the Pillar Two (global minimum tax) rules giving member states until December 31, 2023 to implement the Directive into national legislation. Certain jurisdictions in which we operate, under the OECD/G20 Inclusive Framework, have enacted legislation that adopts a subset of such rules effective January 1, 2024, with the remaining rules becoming effective January 1, 2025. These rules and associated legislative changes may significantly impact our tax provision and results of operations. The implementation of Pillar Two is currently expected to increase our effective tax rate excluding specified items by approximately 1% in 2024.

Non-GAAP Financial Measures

Our non-GAAP financial measures, such as non-GAAP earnings and related EPS information, are adjusted to exclude certain costs, expenses, gains and losses and other specified items that are evaluated on an individual basis. These items are adjusted after considering their quantitative and qualitative aspects and typically have one or more of the following characteristics, such as being highly variable, difficult to project, unusual in nature, significant to the results of a particular period or not indicative of past or future operating results. These items are excluded from non-GAAP earnings and related EPS information because the Company believes they neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance. Similar charges or gains were recognized in prior periods and will likely reoccur in future periods, including (i) amortization of acquired intangible assets, including product rights that generate a significant portion of our ongoing revenue and will recur until the intangible assets are fully amortized, (ii) unwind of inventory purchase price adjustments, (iii) acquisition and integration expenses, (iv) restructuring costs, (v) accelerated depreciation and impairment of property, plant and equipment and intangible assets, (vi) costs of acquiring a priority review voucher, (vii) divestiture gains or losses, (viii) stock compensation resulting from acquisition-related equity awards, (ix) pension, legal and other contractual settlement charges, (x) equity investment and contingent value rights fair value adjustments (including fair value adjustments attributed to limited partnership equity method investments), (xi) income resulting from the change in control of the Nimbus Therapeutics TYK2 Program and (xii) amortization of fair value adjustments of debt acquired from Celgene in our 2019 exchange offer, among other items. Deferred and current income taxes attributed to these items are also adjusted for considering their individual impact to the overall tax expense, deductibility and jurisdictional tax rates. Certain other significant tax items are also excluded such as the impact resulting from a non-U.S. tax ruling regarding the deductibility of a statutory impairment of subsidiary investments, release of income tax reserves related to the Mead Johnson split-off transaction and internal transfers of intangible and other assets to streamline our legal entity structure subsequent to the Celgene acquisition. We also provide international revenues for our priority products excluding the impact of foreign exchange. We calculate foreign exchange impacts by converting our current-period local currency financial results using the prior period average currency rates and comparing these adjusted amounts to our current-period results. Reconciliations of these non-GAAP measures to the most comparable GAAP measures are included in Exhibit 99.1 to our Form 8-K filed on February 2, 2024 and are incorporated herein by reference.

Non-GAAP information is intended to portray the results of our baseline performance, supplement or enhance management, analysts and investors' overall understanding of our underlying financial performance and facilitate comparisons among current, past and future periods. This information is not intended to be considered in isolation or as a substitute for the related financial measures prepared in accordance with GAAP and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Specified items were as follows:

Dollars in millions	Year Ended December 31, 2023	Year Ended December 31, 2022
Inventory purchase price accounting adjustments	$ 84	$ 293
Intangible asset impairment	27	—
Site exit and other costs	64	63
Cost of products sold	175	356
Employee compensation charges	—	73
Site exit and other costs	94	6
Marketing, selling and administrative	94	79
IPRD impairments	80	98
Priority review voucher	95	—
Inventory purchase price accounting adjustments	—	130
Employee compensation charges	—	80
Site exit and other costs	12	—
Research and development	187	308
Amortization of acquired intangible assets	9,047	9,595
Interest expense[a]	(52)	(83)
Equity investment losses/(gains), net	152	799
Integration expenses	242	440
Loss on debt redemption	—	266
Divestiture gains	—	(211)
Litigation and other settlements	(397)	140
Provision for restructuring	365	75
Other	55	71
Other (income)/expense, net	365	1,497
Increase to pretax income	9,868	11,835
Income taxes on items above	(1,639)	(1,332)
Income taxes attributed to internal transfer of intangible and other assets	—	(72)
Income tax reserve release attributed to Mead Johnson	—	(225)
Income taxes attributed to non-U.S. tax ruling	(656)	—
Income taxes	(2,295)	(1,629)
Increase to net earnings	$ 7,573	$ 10,206

(a)   Includes amortization of purchase price adjustments to Celgene debt.

The reconciliations from GAAP to Non-GAAP were as follows:

Dollars in millions, except per share data		Year Ended December 31,		
		2023		**2022**
Net earnings attributable to BMS				
GAAP	$	**8,025**	$	6,327
Specified Items		**7,573**		10,206
Non-GAAP	$	**15,598**	$	16,533
Weighted-average common shares outstanding – diluted		**2,078**		2,146
Diluted earnings per share attributable to BMS				
GAAP	$	**3.86**	$	2.95
Specified items		**3.65**		4.75
Non-GAAP	$	**7.51**	$	7.70

Financial Position, Liquidity and Capital Resources

Our net debt position was as follows:

Dollars in millions	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 11,464	$ 9,123
Marketable debt securities – current	816	130
Marketable debt securities – non-current	364	—
Total cash, cash equivalents and marketable debt securities	12,644	9,253
Short-term debt obligations	(3,119)	(4,264)
Long-term debt	(36,653)	(35,056)
Net debt position	$ (27,128)	$ (30,067)

Liquidity and Capital Resources

We regularly assess our anticipated working capital needs, debt and leverage ratio levels, debt maturities, capital expenditure requirements, dividend payouts, potential share repurchases and future investments or acquisitions in order to maximize shareholder return, efficiently finance our ongoing operations and maintain flexibility for future strategic transactions. We also regularly evaluate our capital structure to ensure financial risks, adequate liquidity access and lower cost of capital are efficiently managed, which may lead to the issuance of additional debt securities, the repurchase of debt securities prior to maturity or the issuance or repurchase of common stock.

We believe that our existing cash, cash equivalents and marketable debt securities together with cash generated from operations in the next few years, and, if required, from the issuance of commercial paper, will be sufficient to satisfy our anticipated cash needs for at least the next few years, including dividends, capital expenditures, milestone payments, working capital, income taxes, restructuring initiatives, repurchase of common stock, and debt maturities of approximately $10.3 billion through 2028, as well as any debt repurchases through redemptions or tender offers. As of December 31, 2023, our net debt position decreased by $2.9 billion primarily driven by $13.9 billion of cash provided by operations partially offset by $9.9 billion of dividend payments and common stock repurchases and $1.2 billion of capital expenditures.

In February 2024, we entered into a $10.0 billion 364-day senior unsecured delayed draw term loan facility to provide bridge financing for the planned acquisitions of Karuna and RayzeBio. This facility would be drawn only if these acquisitions close prior to our planned issuance of debt securities and, if drawn, would be repaid following the issuance of such securities. No amounts were outstanding as of February 13, 2024. For more information on planned acquisitions, refer to "Consolidated Financial Statements — Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements".

In 2023, we issued an aggregate principal amount of $4.5 billion of debt. We used the net proceeds for the acquisition of Mirati in January 2024 and general corporate purposes. In addition, $3.9 billion of debt matured and was repaid. Refer to "Consolidated Financial Statements —Note 10. Financing Arrangements" for further information.

We have a share repurchase program, authorized by our Board of Directors, allowing for repurchases of BMS common stock shares, effected in the open market or through privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act, including through Rule 10b5-1 trading plans. The share repurchase program does not obligate us to repurchase any specific number of shares nor does it have a specific expiration date and may be suspended or discontinued at any time. In 2023, we repurchased approximately 87 million shares of our common stock for $5.2 billion, including approximately 70 million shares for $4.0 billion through our ASR agreements. In December 2023, the Board of Directors approved an increase of $3.0 billion to the share repurchase authorization for BMS's common stock. The remaining share repurchase capacity under the BMS share repurchase program was $5.0 billion as of December 31, 2023. Refer to "Consolidated Financial Statements—Note 17. Equity" for additional information.

Dividend payments were $4.7 billion in 2023 and $4.6 billion in 2022. Dividend paid per common share was $0.57 during each quarter of 2023. Dividends are authorized on a quarterly basis by our Board of Directors.

Under our commercial paper program, we may issue a maximum of $7.0 billion unsecured notes that have maturities of not more than 365 days from the date of issuance. There were no commercial paper borrowings outstanding as of December 31, 2023.

As of December 31, 2023, we had a five-year $5.0 billion revolving credit facility expiring in January 2028, which is extendable annually by one year with the consent of the lenders. In January 2024, we extended the credit facility to January 2029. Additionally, in February 2024, we entered into a $2.0 billion 364-day revolving credit facility. The facilities provide for customary terms and conditions with no financial covenants and may be used to provide backup liquidity for our commercial paper borrowings. No borrowings were outstanding under any revolving credit facility as of December 31, 2023 or 2022.

Our investment portfolio includes marketable debt securities, which are subject to changes in fair value as a result of interest rate fluctuations and other market factors. Our investment policy establishes limits on the amount and time to maturity of investments with any institution. The policy also requires that investments are only entered into with corporate and financial institutions that meet high credit quality standards. Refer to "Consolidated Financial Statements—Note 10. Financing Arrangements" for further information.

Capital Expenditures

Annual capital expenditures were approximately $1.1 billion in 2023 and 2022, $970 million in 2021 and are expected to be approximately $1.4 billion in 2024 and 2025. We continue to make capital expenditures in connection with the expansion of our cell therapy and other manufacturing capabilities, research and development and other facility-related activities.

Contractual Obligations and Off-Balance Sheet Arrangements

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. Information regarding our obligations relating to debt, income taxes and lease arrangements are provided in "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards", "—Note 10. Financing Arrangements", "—Note 7. Income Taxes" and "—Note 14. Leases", respectively.

We are committed to an aggregate $20.0 billion of potential contingent future research and development milestone payments to third parties for in-licensing, asset acquisitions and development programs including early-stage milestones of $6.5 billion (milestones achieved through Phase III clinical studies) and late-stage milestones of $13.5 billion (milestones achieved post Phase III clinical studies). Payments generally are due and payable only upon achievement of certain developmental and regulatory milestones for which the specific timing cannot be predicted. Certain agreements also provide for sales-based milestones aggregating to $14.6 billion that we would be obligated to pay upon achievement of certain sales levels in addition to royalties. We also have certain manufacturing, development and commercialization obligations in connection with alliance arrangements. It is not practicable to estimate the amount of these obligations. Refer to "Consolidated Financial Statements—Note 3. Alliances" and "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for further information.

We do not have any off-balance sheet arrangements that are material or reasonably likely to become material to our financial condition or results of operations.

Credit Ratings

In December 2023, following our announcements to acquire Karuna and RayzeBio, Standard & Poor's downgraded BMS's long-term credit rating to A from A+ (with a stable long-term credit outlook). There were no changes to our short-term Standard & Poor credit rating (A1). The downgrade to long-term credit ratings reflects Standard & Poor's anticipation of a higher debt leverage following the announced acquisitions, partially offset by improvements in business strengths. In February 2024, Moody's confirmed BMS's long-term (A2) and short-term (Prime-1) ratings (with a negative long-term credit outlook).

Collectively, the current long-term credit ratings reflect the agencies' opinion that we have a low default risk but are somewhat susceptible to adverse effects of changes in circumstances and economic conditions. The short-term credit ratings reflect the agencies' opinion that we have good to extremely strong capacity for timely repayment. Any credit rating downgrade may affect the interest rate of any debt we may incur, the fair market value of existing debt and our ability to access the capital markets generally.

Cash Flows

The following is a discussion of cash flow activities:

	Year Ended December 31,		
Dollars in millions	2023		2022
Cash flow provided by/(used in):			
Operating activities	$ 13,860	$	13,066
Investing activities	(2,295)		(1,062)
Financing activities	(9,416)		(16,962)

Operating Activities

Cash flow from operating activities represents the cash receipts and disbursements from all of our activities other than investing and financing activities. Operating cash flow is derived by adjusting net earnings for noncontrolling interest, non-cash operating items, gains and losses attributed to investing and financing activities and changes in operating assets and liabilities resulting from timing differences between the receipts and payments of cash and when the transactions are recognized in our results of operations. As a result, changes in cash from operating activities reflect the timing of cash collections from customers and alliance partners; payments to suppliers, alliance partners and employees; customer discounts and rebates; and tax payments in the ordinary course of business.

The $794 million increase in cash flow provided by operating activities compared to 2022 resulted from $1.1 billion of lower U.S. income tax payments, primarily due to revised guidance regarding deductibility of certain research and development expenses, and $900 million of higher non-customer collections, primarily due to royalties, interest, litigation and other settlements. These impacts were partially offset by $900 million of lower net customer collections (net of rebates and discounts) and $300 million of higher payments, primarily due to additional inventory requirements.

Investing Activities

Cash requirements from investing activities include cash used for acquisitions, manufacturing and facility-related capital expenditures and purchases of marketable securities with original maturities greater than 90 days at the time of purchase, proceeds from business divestitures (including royalties), the sale and maturity of marketable securities, sale of equity investments, as well as upfront and contingent milestones payments from licensing arrangements.

The $1.2 billion increase in cash flow used in investing activities compared to 2022 resulted from $3.9 billion of changes in the amount of marketable debt securities held and $396 million of lower divestiture proceeds, partially offset by the acquisition of Turning Point ($3.2 billion net of cash acquired) in 2022.

Financing Activities

Cash requirements from financing activities include cash used to pay dividends, repurchase common stock and repay long-term debt and other borrowings, as well as proceeds from the exercise of stock options and issuance of long-term debt and other borrowings.

The $7.5 billion decrease in cash used in financing activities compared to 2022 resulted from $5.8 billion of changes in net debt position, primarily due to the $4.5 billion issuance of debt in connection with the acquisition of Mirati and lower debt maturities of $871 million, and $2.8 billion of lower share repurchases, partially offset by $957 million of lower proceeds from stock option exercises.

SEC Consent Order

As previously disclosed, on August 4, 2004, we entered into a final settlement with the SEC, concluding an investigation concerning certain wholesaler inventory and accounting matters. The settlement was reached through a Consent, a copy of which was attached as Exhibit 10 to our quarterly report on Form 10-Q for the period ended September 30, 2004.

Under the terms of the Consent, we agreed, subject to certain defined exceptions, to limit sales of all products sold to our direct customers (including wholesalers, distributors, hospitals, retail outlets, pharmacies and government purchasers) based on expected demand or on amounts that do not exceed approximately one month of inventory on hand, without making a timely public disclosure of any change in practice. We also agreed in the Consent to certain measures that we have implemented including: (a) establishing a formal review and certification process of our annual and quarterly reports filed with the SEC; (b) establishing a business risk and disclosure group; (c) retaining an outside consultant to comprehensively study and help re-engineer our accounting and financial reporting processes; (d) publicly disclosing any sales incentives offered to direct customers for the purpose of inducing them to purchase products in excess of expected demand; and (e) ensuring that our budget process gives appropriate weight to inputs that come from the bottom to the top, and not just from the top to the bottom, and adequately documenting that process.

We have established a company-wide policy concerning our sales to direct customers for the purpose of complying with the Consent, which includes the adoption of various procedures to monitor and limit sales to direct customers in accordance with the terms of the Consent. These procedures include a governance process to escalate to appropriate management levels potential questions or concerns regarding compliance with the policy and timely resolution of such questions or concerns. In addition, compliance with the policy is monitored on a regular basis.

We maintain DSAs with our U.S. pharmaceutical wholesalers, which account for nearly 100% of our gross U.S. revenues. Under the current terms of the DSAs, our wholesaler customers provide us with weekly information with respect to months on hand product-level inventories and the amount of out-movement of products. The three largest wholesalers currently account for approximately 85% of our gross U.S. revenues. The inventory information received from our wholesalers, together with our internal information, is used to estimate months on hand product level inventories at these wholesalers. We estimate months on hand product inventory levels for our U.S. business's wholesaler customers other than the three largest wholesalers by extrapolating from the months on hand calculated for the three largest wholesalers. In contrast, our non-U.S. business has significantly more direct customers, limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. Accordingly, we rely on a variety of methods to estimate months on hand product level inventories for these business units.

We believe the above-described procedures provide a reasonable basis to ensure compliance with the Consent.

Recently Issued Accounting Standards

For recently issued accounting standards, refer to "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards."

Critical Accounting Policies

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Our critical accounting policies are those that significantly affect our financial condition and results of operations and require the most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain. Because of this uncertainty, actual results may vary from these estimates.

Revenue Recognition

Our accounting policy for revenue recognition has a substantial impact on reported results and relies on certain estimates. Revenue is recognized following a five-step model: (i) identify the customer contract; (ii) identify the contract's performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as a performance obligation is satisfied. Revenue is also reduced for GTN sales adjustments discussed below, all of which involve significant estimates and judgment after considering legal interpretations of applicable laws and regulations, historical experience, payer channel mix (e.g. Medicare or Medicaid), current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. Estimates are assessed each period and adjusted as required to revise information or actual experience.

The following categories of GTN adjustments involve significant estimates, judgments and information obtained from external sources. Refer to "Consolidated Financial Statements—Note 2. Revenue" for further discussion and analysis of each significant category of GTN sales adjustments.

Charge-backs and cash discounts

Our U.S. business participates in programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs, and other parties, including covered entities under the 340B program, whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower program price and the wholesalers then charge us the difference between their acquisition cost and the lower program price. Accounts receivable is reduced for the estimated amount of unprocessed charge-back claims attributable to a sale (typically within a two to four week time lag).

In the U.S. and certain other countries, customers are offered cash discounts as an incentive for prompt payment, generally approximating 2% of the invoiced sales price. Accounts receivable is reduced for the estimated amount of cash discount at the time of sale and the discount is typically taken by the customer within one month.

Medicaid and Medicare rebates

Our U.S. business participates in state government Medicaid programs and other qualifying Federal and state government programs requiring discounts and rebates to participating state and local government entities. All discounts and rebates provided through these programs are included in our Medicaid rebate accrual. Medicaid rebates have also been extended to drugs used in managed Medicaid plans. The estimated amount of unpaid or unbilled rebates is presented as a liability.

Rebates and discounts are offered to managed healthcare organizations in the U.S. managing prescription drug programs and Medicare Advantage prescription drug plans covering the Medicare Part D drug benefit. We also pay a 70% point of service discount to the CMS when the Medicare Part D beneficiaries are in the coverage gap. The estimated amount of unpaid or unbilled rebates and discounts is presented as a liability.

Other rebates, returns, discounts and adjustments

Other GTN sales adjustments include sales returns and all other programs based on applicable laws and regulations for individual non-U.S. countries as well as rebates offered to managed healthcare organizations in the U.S. to a lesser extent. The non-U.S. programs include several different pricing schemes such as cost caps, volume discounts, outcome-based pricing schemes and pricing claw-backs that are based on sales of individual companies or an aggregation of all companies participating in a specific market. The estimated amount of unpaid or unbilled rebates and discounts is presented as a liability.

Estimated returns for established products are determined after considering historical experience and other factors including levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products, introductions of competitive new products and lower demand following the loss of market exclusivity. Estimated returns for new products are determined after considering historical sales return experience of similar products, such as those within the same product line, similar therapeutic area and/or similar distribution model and estimated levels of inventory in the distribution channel and projected demand. The estimated amount for product returns is presented as a liability.

Use of information from external sources

Information from external sources is used to estimate GTN adjustments. Our estimate of inventory at the wholesalers is based on the projected prescription demand-based sales for our products and historical inventory experience, as well as our analysis of third-party information, including written and oral information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and our internal information. The inventory information received from wholesalers is a product of their recordkeeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals.

We have also continued the practice of combining retail and mail prescription volume on a retail-equivalent basis. We use this methodology for internal demand forecasts. We also use information from external sources to identify prescription trends, patient demand and average selling prices. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information.

Acquisition and Intangible Assets Valuations

We make certain judgments to determine whether transactions should be accounted for as acquisitions of assets or as business combinations. If it is determined that substantially all of the fair value of gross assets acquired in a transaction is concentrated in a single asset (or a group of similar assets), the transaction is treated as an acquisition of assets. We evaluate the inputs, processes, and outputs associated with the acquired set of activities and assets. If the assets in a transaction include an input and a substantive process that together significantly contribute to the ability to create outputs, the transaction is treated as an acquisition of a business.

We account for business combinations using the acquisition method of accounting, which requires that assets acquired and liabilities assumed generally be recorded at their fair values as of the acquisition date. Excess of consideration over the fair value of net assets acquired is recorded as goodwill. Estimating fair value requires us to make significant judgments and assumptions.

In transactions accounted for as acquisitions of assets, no goodwill is recorded and contingent consideration, such as payments upon achievement of various developmental, regulatory and commercial milestones, generally is not recognized at the acquisition date. In an asset acquisition, upfront payments allocated to IPRD projects at the acquisition date are expensed unless there is an alternative future use. In addition, product development milestones are expensed upon achievement.

We have identifiable intangible assets that are measured at their respective fair values as of the acquisition date. Generally, we engage an independent third-party valuation firm to assist in determining the fair values of these assets as of the acquisition date. The fair value of these assets is estimated using discounted cash flow models. These models required the use of the following significant estimates and assumptions among others:

- Identification of product candidates with sufficient substance requiring separate recognition;
- Estimates of revenues and operating profits related to commercial products or product candidates;
- Eligible patients, pricing and market share used in estimating future revenues;
- Probability of success for unapproved product candidates and additional indications for commercial products;
- Resources required to complete the development and approval of product candidates;
- Timing of regulatory approvals and exclusivity;
- Appropriate discount rate by products;
- Market participant income tax rates; and
- Allocation of expected synergies to products.

We believe the fair value used to record intangible assets acquired are based upon reasonable estimates and assumptions considering the facts and circumstances as of the acquisition date.

Impairment and Amortization of Long-lived Assets, including Intangible Assets

Long-lived assets include intangible assets and property, plant and equipment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or at least annually for IPRD. Intangible assets are highly vulnerable to impairment charges, particularly newly acquired assets for recently launched products or IPRD. These assets are initially measured at fair value and therefore any reduction in expectations used in the valuations could potentially lead to impairment. Some of the more common potential risks leading to impairment include changes in competitive landscape, earlier than expected loss of market exclusivity, pricing reductions, adverse regulatory changes or clinical study results, delay or failure to obtain regulatory approval for initial or follow on indications and unanticipated development costs, inability to achieve expected synergies resulting from cost savings and avoidance, higher operating costs, changes in tax laws and other macro-economic changes. The complexity in estimating the fair value of intangible assets in connection with an impairment test is similar to the initial valuation. If the carrying value of long-lived assets exceeds its fair value, then the asset is written-down to its fair value. Expectations of future cash flows are subject to change based upon the near and long-term production volumes and margins generated by the asset as well as any potential alternative future use. The estimated useful lives of long-lived assets is subjective and requires significant judgment regarding patent lives, future plans and external market factors. Long-lived assets are also periodically reviewed for changes in facts or circumstances resulting in a reduction to the estimated useful life of the asset, requiring the acceleration of depreciation or amortization. Impairment charges included in Cost of products sold and Research and development expense were $136 million in 2023, $101 million in 2022 and $1.2 billion in 2021. Refer to "Consolidated Financial Statements—Note 15. Goodwill and Other Intangible Assets" for further discussion and analysis of these impairment charges.

Income Taxes

Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including long-range forecasts of future taxable income and evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. Our deferred tax assets were $7.3 billion at December 31, 2023 (net of valuation allowance of $764 million) and $4.1 billion at December 31, 2022 (net of valuation allowance of $873 million).

The U.S. federal net operating loss carryforwards were $420 million at December 31, 2023. These carryforwards were acquired as a result of certain acquisitions and are subject to limitations under Section 382 of the Internal Revenue Code. The net operating loss carryforwards expire in varying amounts beginning in 2024. The foreign and state net operating loss carryforwards expire in varying amounts beginning in 2024 (certain amounts have unlimited lives).

Liabilities are established for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credits and deductibility of certain expenses. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known.

For discussions on income taxes, refer to "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards—Income Taxes" and "—Note 7. Income Taxes."

Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability, contractual claims and tax matters. We recognize accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. These estimates are subject to uncertainties that are difficult to predict and, as such, actual results could vary from these estimates.

For discussions on contingencies, refer to "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards—Contingencies," "—Note 7. Income Taxes" and "—Note 20. Legal Proceedings and Contingencies."

Product and Pipeline Developments

Our R&D programs are managed on a portfolio basis from early discovery through late-stage development and include a balance of early-stage and late-stage programs to support future growth. Our late stage R&D programs in Phase III development include both investigational compounds for initial indications and additional indications or formulations for marketed products. Spending on these programs represents approximately 46% of our annual R&D expenses in the last three years. *Opdivo* was the only investigational compound or marketed product that represented approximately 10% of our R&D expenses in the last three years. Our late-stage development programs could potentially have an impact on our revenue and earnings within the next few years if regulatory approvals are obtained and products are successfully commercialized. The following are the late-stage new indication developments in our marketed products, as well as developments in our late-stage pipeline through February 2, 2024:

Product	Indication	Date	Developments
Opdivo	Bladder	December 2023	Ono, our alliance partner for *Opdivo* in Japan, announced that it has submitted a supplemental application of *Opdivo* Intravenous Infusion, a human anti-human PD-1 monoclonal antibody in Japan, to expand its use for the treatment of unresectable urothelial carcinoma, for a partial change in approved items of the manufacturing and marketing approval. The application is based on the results from the sub-study of the Phase III CheckMate -901 trial.
		December 2023	Announced that the FDA accepted the sBLA for *Opdivo* in combination with cisplatin-based chemotherapy as a first-line treatment for adult patients with unresectable or metastatic urothelial carcinoma. The application is based on results from the Phase III CheckMate -901 trial. The FDA granted the application Priority Review status and assigned a PDUFA goal date of April 5, 2024.
		October 2023	Announced that the EMA validated its type II variation application of *Opdivo* in combination with cisplatin-based chemotherapy as a first-line treatment for adult patients with unresectable or metastatic urothelial carcinoma. The application is based on results from the Phase III CheckMate -901 trial. Application validation confirms the submission is complete and begins the EMA's centralized review procedure.
	Melanoma	October 2023	Announced FDA approval of *Opdivo* for the adjuvant treatment of adult and pediatric patients 12 years and older with completely resected stage IIB or IIC melanoma. The approval is based on the Phase III CheckMate -76K trial.
		August 2023	Announced EC approval of *Opdivo* as a monotherapy for the adjuvant treatment of adults and adolescents 12 years of age and older with stage IIB or IIC melanoma who have undergone complete resection. The approval is based on results from the Phase III CheckMate -76K trial.
	Malignant Mesothelioma	November 2023	Ono, our alliance partner for *Opdivo* in Japan, announced that they have received supplemental approval of *Opdivo* Intravenous Infusion, a human anti-human PD-1 monoclonal antibody in Japan, for expanded use for the treatment of malignant mesothelioma (excluding malignant pleural mesothelioma), for a partial change in approved items of the manufacturing and marketing approval. The supplemental approval is based on results from the investigator-initiated clinical Phase II VIOLA trial.

Product	Indication	Date	Developments
Opdivo	NSCLC	October 2023	Announced follow-up results from the Phase III CheckMate -816 trial, demonstrating sustained event-free survival and promising overall survival trends with three cycles of *Opdivo* in combination with platinum-based chemotherapy for the neoadjuvant treatment of patients with resectable NSCLC, regardless of PD-L1 expression levels. Neoadjuvant *Opdivo* with chemotherapy also showed improvements in pathologic complete response and major pathologic response over chemotherapy alone in PD-L1>1% and <1% patient populations. The safety profile of the *Opdivo*-based regimen was consistent across all PD-L1 subgroups.
		October 2023	Announced that the first disclosure of data from the Phase III CheckMate -77T trial evaluating perioperative regimen of neoadjuvant *Opdivo* with chemotherapy followed by surgery and adjuvant *Opdivo* in patients with resectable stage IIA to IIIB NSCLC showed statistically significant and clinically meaning improvement in the primary efficacy endpoint of event-free survival as assessed by Blinded Independent Central Review compared to neoadjuvant chemotherapy and placebo followed by surgery and adjuvant placebo.
	NSCLC	June 2023	Announced EC approval of *Opdivo* in combination with platinum-based chemotherapy for the neoadjuvant treatment of resectable NSCLC at a high risk of recurrence in adult patients with tumor cell PD-L1 expression ≥ 1%. The approval is based on results from the Phase III CheckMate -816 trial.
		March 2023	Ono, our alliance partner for *Opdivo* in Japan, announced the Japan's Ministry of Health, Labour and Welfare's supplemental approval of *Opdivo* plus chemotherapy for the neoadjuvant treatment of patients with resectable NSCLC. The approval is based on results from the Phase III CheckMate -816 trial.
	Prostate Cancer	July 2023	Announced that results from the Phase III CheckMate -7DX trial evaluating *Opdivo* in combination with docetaxel in patients with advanced or metastatic castration-resistant prostate cancer did not meet the primary endpoints of radiographic progressive free survival at final analysis, nor overall survival at an interim analysis. No safety concerns were reported. Based on the recommendation from the DMC, the Company has decided to discontinue the study.
	RCC	January 2024	Announced data from the Phase III CheckMate -67T trial, evaluating subcutaneous nivolumab co-formulated with Halozyme's proprietary recombinant human hyaluronidase compared to intravenous *Opdivo* in patients with advanced or metastatic clear cell RCC who have received prior systemic therapy, demonstrated non-inferiority for the co-primary endpoints of Cavgd28 (time-averaged *Opdivo* serum concentration over 28 days) and Cminss (trough serum concentration at steady state) compared to intravenous *Opdivo*. In addition, subcutaneous nivolumab displayed non-inferior objective response rate as assessed by Blinded Independent Central Review versus intravenous *Opdivo*.
		January 2024	Announced four-year follow-up results from the CheckMate -9ER trial evaluating *Opdivo* in combination with *Cabometyx** (cabozantinib) vs. sunitinib in patients with previously untreated advanced or metastatic RCC continued to show superior progression-free survival and objective response rates in patients treated with *Opdivo* plus *Cabometyx** over sunitinib, regardless of risk classification based on IMDC scores. Superior overall survival was also observed in patients treated with the combination.
		October 2023	Announced that the Phase III CheckMate -67T noninferiority trial evaluating the subcutaneous formulation of *Opdivo* co-formulated with Halozyme Therapeutics' proprietary recombinant human hyaluronidase (rHPuH20) ("subcutaneous nivolumab") compared to intravenous (IV) *Opdivo* in patients with advanced or metastatic clear cell renal cell carcinoma (ccRCC) who have received prior systemic therapy met its co-primary pharmacokinetics endpoints and key secondary endpoint. Subcutaneous nivolumab demonstrated noninferiority of Cavgd28 (time-averaged *Opdivo* serum concentration over 28 days) and Cminss (trough serum concentration at steady state) compared to IV *Opdivo*, the study's co-primary endpoints. Additionally, subcutaneous nivolumab showed a noninferior objective response rate as assessed by Blinded Independent Central Review vs. IV *Opdivo*, a key secondary endpoint. The safety profile of subcutaneous nivolumab was consistent with the IV formulation.
	UC	February 2023	Announced three-year results from the Phase III CheckMate -274 trial demonstrating significant sustained clinical benefits with *Opdivo* for the adjuvant treatment of patients with surgically resected, high-risk muscle-invasive UC and continuous improvement in disease-free survival, non-urothelial tract recurrence-free survival, distant metastasis-free survival and second progression-free survival compared to placebo across all-randomized patients and in patients whose tumor cells express PD-L1 ≥1%.

Product	Indication	Date	Developments
Opdivo+Yervoy	RCC	January 2024	Announced that eight-year data from the Phase III CheckMate -214 trial evaluating *Opdivo* plus *Yervoy* versus sunitinib continued to demonstrate long-term survival results, reducing the risk of death by 28% in patients with previously untreated advanced or metastatic RCC, regardless of IMDC risk group. Patients treated with *Opdivo* plus *Yervoy* maintained superior survival and more durable response benefits compared to those who received sunitinib in both patients with intermediate- and poor-risk prognostic factors and across all randomized patients.
	Metastatic Colorectal Cancer	January 2024	Announced that the Phase III CheckMate -8HW trial evaluating *Opdivo* plus *Yervoy* compared to investigator's choice of chemotherapy as a first-line treatment for patients with microsatellite instability-high or mismatch repair deficient metastatic colorectal cancer met the dual primary endpoint of progression-free survival (PFS) as assessed by Blinded Independent Central Review (BICR) at a pre-specific interim analysis. The study is ongoing to assess the second dual primary endpoint of PFS per BICR in patients receiving *Opdivo* plus *Yervoy* compared to *Opdivo* alone across all lines of therapy, as well as secondary endpoints. In addition, data from the Phase III CheckMate -8HW trial showed that the combination of *Opdivo* plus *Yervoy* reduced the risk of disease progression or death by 79% versus chemotherapy as a first-line treatment for patients with microsatellite instability–high or mismatch repair deficient metastatic colorectal cancer (MSI-H/dMMR mCRC) compared to chemotherapy.
	NSCLC	September 2023	Announced six-year results from the Phase III CheckMate -227 trial demonstrating long-term, durable survival benefits of *Opdivo* plus *Yervoy* compared to chemotherapy in the first-line treatment of patients with metastatic NSCLC, regardless of PD-L1 expression levels.
		June 2023	Announced four-year follow-up results from the Phase III CheckMate -9LA trial demonstrating durable, long-term survival benefits with *Opdivo* plus *Yervoy* with two cycles of chemotherapy compared to four cycles of chemotherapy alone in previously untreated patients with metastatic NSCLC.
Reblozyl	MDS	January 2024	Announced that Japan's Ministry of Health, Labour and Welfare granted manufacturing and marketing approval for *Reblozyl* for MDS-related anemia. The approval is based on the results of the global Phase III COMMANDS trial and the Phase III MEDALIST study, as well as a Japanese Phase II study (Study MDS-003) in red blood cell transfusion-independent low-risk MDS patients.
		December 2023	Announced updated results from the primary analysis of the Phase III COMMANDS trial, comparing *Reblozyl* versus epoetin alfa for the treatment of anemia in erythropoiesis stimulating agent (ESA)-naïve patients with lower-risk myelodysplastic syndromes who may require red blood cell transfusions, which confirmed positive outcome of the interim analysis with superior efficacy and durability compared to ESAs.
		August 2023	Announced FDA approval of *Reblozyl* for the treatment of anemia without previous erythropoiesis stimulating agent use (ESA-naïve) in adult patients with very low- to intermediate-risk MDS who may require regular red blood cell transfusions. The approval is based on the Phase III COMMANDS trial.
	Beta Thalassemia	March 2023	Announced EC approval of *Reblozyl* for the treatment in adult patients of anemia associated with non-transfusion-dependent beta thalassemia. The approval is based on results from the Phase II BEYOND study.
Opdualag	Colorectal Cancer	December 2023	The Phase III RELATIVITY-123 trial evaluating the fixed-dose combination of nivolumab and relatlimab for the treatment of microsatellite stable metastatic colorectal cancer patients whose disease has progressed following at least one, but no more than four, prior lines of therapy for metastatic disease will be discontinued due to futility based on a planned analysis conducted by an independent data monitoring committee. It was determined that the trial was unlikely to meet its primary endpoints upon completion. The recommendation to stop the study was not based on safety concerns.
Abecma	Multiple Myeloma	January 2024	Announced that the CHMP of the EMA has recommended the approval of *Abecma* in earlier lines of therapy for triple-class exposed relapsed and refractory multiple myeloma. The CHMP recommendation will now be reviewed by the EC, which has the authority to approve medicines for the EU. Recommendation for approval was based on Phase III KarMMa-3 study in which *Abecma* demonstrated superiority over standard regimens, significantly improved progression-free survival and a well-established safety profile with mostly low-grade occurrences of cytokine release syndrome and neurotoxicity.

Product	Indication	Date	Developments
Abecma	Multiple Myeloma	December 2023	Announced results from the preplanned final progression-free survival analysis of the pivotal Phase III, open-label, global, randomized controlled KarMMa-3 study demonstrated a significantly improved PFS maintained with *Abecma* compared to standard regimens, with a 51% reduction in the risk of disease progression or death.
		December 2023	Announced that Japan's Ministry of Health, Labour and Welfare granted manufacturing and marketing approval of the supplemental New Drug Application for an additional indication for *Abecma* for patients with relapsed or refractory multiple myeloma who have received at least two prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 antibody. The approval is based on the interim analysis from the Phase III KarMMa-3 study.
		April 2023	Announced with our alliance partner, 2seventy bio, that the FDA accepted the sBLA for *Abecma* for the treatment of adult patients with relapsed and refractory multiple myeloma who have received an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 monoclonal antibody.
Zeposia	Multiple Sclerosis	October 2023	Announced data from the Phase III DAYBREAK and RADIANCE trials showing that after eight years of follow-up, 76% of patients treated with *Zeposia* for relapsing multiple sclerosis were free of six-month confirmed disability progression. Findings also demonstrated treatment with *Zeposia* resulted in low rates of progression independent relapse activity and relapse-associated worsening, key drivers of disease progression and permanent disability in multiple sclerosis. Also announced that first interim readout from the Phase IIIb ENLIGHTEN trial showing clinically meaningful improvement in cognitive functioning compared to baseline after one year of *Zeposia* treatment in almost half of patients with early relapsing multiple sclerosis.
Breyanzi	Lymphoma	January 2024	Announced the FDA accepted sBLAs for *Breyanzi* to expand into new indications to include the treatment of adult patients with relapsed or refractory follicular lymphoma (FL) and relapsed or refractory mantle cell lymphoma (MCL) after a Bruton tyrosine kinase inhibitor. The FDA granted both applications Priority Review and assigned a PDUFA goal date of May 23, 2024, for Breyanzi in relapsed or refractory FL and May 31, 2024, for *Breyanzi* in relapsed or refractory MCL. In addition, Japan's Ministry of Health, Labour and Welfare has also accepted the company's supplemental New Drug Application (sNDA) for *Breyanzi* for the treatment of relapsed or refractory FL. In relapsed or refractory FL, the applications for *Breyanzi* in the U.S. and Japan are based on results from the TRANSCEND FL study. In relapsed or refractory MCL, the application for *Breyanzi* in the U.S. is based on results from the MCL cohort of the TRANSCEND NHL 001 study.
		December 2024	Announced first disclosure of primary analysis results from the high-risk, second-line cohort of the Phase II TRANSCEND FL study evaluating *Breyanzi* in patients with relapsed or refractory follicular lymphoma (FL) demonstrated 95.7% complete response for patients with high-risk relapsed or refractory FL treated in the second-line setting.
		November 2024	Announced that the FDA accepted the sBLA for *Breyanzi* to expand its current indication to include the treatment of adult patients with relapsed or refractory chronic lymphocytic leukemia or small lymphocytic lymphoma who received a prior Bruton tyrosine kinase inhibitor and B-cell lymphoma 2 inhibitor. The FDA granted the application Priority Review and assigned a PDUFA goal date of March 14, 2024.
		May 2023	Announced EC approval of *Breyanzi* for the treatment of adult patients with diffuse large B-cell lymphoma, high grade B-cell lymphoma, primary mediastinal large B-cell lymphoma and FL grade 3B, who relapsed within 12 months from completion of, or are refractory to, first-line chemoimmunotherapy. The approval is based on results from the Phase III TRANSFORM trial.

Product	Indication	Date	Developments
Sotyktu	Plaque Psoriasis	October 2023	Announced results from the POETYK PSO LTE trial of *Sotyktu* treatment in adult patients with moderate-to-severe plaque psoriasis. Clinical response rates were maintained with continuous treatment with modified nonresponder imputation responses of 73.2% for Psoriasis Area and Severity Index (PASI) 75 with 3 years of continuous *Sotyktu* treatment. *Sotyktu* had a consistent safety profile with no increases in adverse events or serious adverse events and no new safety signals.
		March 2023	Announced EC approval of *Sotyktu* for the treatment of adults with moderate-to-severe plaque psoriasis who are candidates for systemic therapy. The approval was based on Phase III POETYK PSO-1 and POETYK PSO-2 clinical trials as well as additional data from the POETYK PSO long-term extension trial.
Camzyos	Obstructive HCM	August 2023	Announced long-term follow-up results from the Phase III VALOR-HCM LTE trial demonstrating the consistent impact of oral treatment for severely symptomatic obstructive HCM patients by showing that nearly 9 out of 10 patients treated with *Camzyos* have continued in the trial without septal reduction therapy at either 40 or 56 weeks of treatment. Also announced results from the Phase III EXPLORER-LTE trial showing treatment with *Camzyos* demonstrated sustained improvements in left ventricular outflow tract obstruction, symptoms and NT-proBNP levels in patients with symptomatic obstructive HCM. No new safety signals were observed.
		June 2023	Announced EC approval of *Camzyos* for the treatment of symptomatic (New York Heart Association, class II-III) obstructive HCM in adult patients. The approval is based on results from the Phase III EXPLORER-HCM and VALOR-HCM trials.
Augtyro (repotrectinib)	NSCLC	November 2023	Announced FDA approval of *Augtyro* for the treatment of patients with ROS1-positive locally advanced or metastatic NSCLC. The approval is based on the Phase I/II TRIDENT-1 trial.
repotrectinib	NSCLC	January 2024	The EMA validated the marketing authorization application for repotrectinib as a treatment for ROS1 tyrosine kinase inhibitor (TKI)-naïve and -pretreated adult patients with ROS1-positive locally advanced or metastatic NSCLC and TKI-naïve and -pretreated adult and pediatric patients 12 years and older with NTRK-positive locally advanced or metastatic solid tumors. The application was based on results from the registrational Phase I/II TRIDENT-1 trial and CARE study.
milvexian	Thrombosis	May 2023	Announced with our alliance partner Janssen Pharmaceuticals Inc., a Johnson & Johnson company, that all three prospective indications for milvexian, an investigational oral factor XIa inhibitor, have been granted Fast Track Designation by the FDA. The designations cover all three indication-seeking studies within the Phase III Librexia development program: Librexia STROKE, Librexia ACS and Librexia AF, which are all dosing patients.
BMS-986278 (LPA$_1$)	Progressive Pulmonary Fibrosis	October 2023	Announced that the FDA has granted Breakthrough Therapy Designation for BMS-986278, a potential first-in-class, oral, lysophosphatidic acid receptor 1 (LPA$_1$) antagonist, for the treatment of progressive pulmonary fibrosis (PPF). The Breakthrough Therapy Designation is based on results from the global, randomized Phase II study that assessed the safety and efficacy of BMS-986278 treatment versus placebo in people living with idiopathic pulmonary fibrosis (IPF) and PPF. Stable background use of antifibrotics in the IPF cohort and/or select immunosuppressives in the PPF cohort were allowed.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (including documents incorporated by reference) and other written and oral statements we make from time to time contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. You can identify these forward-looking statements by the fact they use words such as "should," "could," "expect," "anticipate," "estimate," "target," "may," "project," "guidance," "intend," "plan," "believe," "will" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on our current expectations and projections about our future financial results, goals, plans and objectives and involve inherent risks, assumptions and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years, and could cause our future financial results, goals, plans and objectives to differ materially from those expressed in, or implied by, the statements. These statements are likely to relate to, among other things, our goals, plans and objectives regarding our financial position, results of operations, cash flows, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products, our business development strategy and in relation to our ability to realize the projected benefits of our acquisitions, alliances and other business development activities, the impact of any pandemic or epidemic on our operations and the development and commercialization of our products, potential laws and regulations to lower drug prices, market actions taken by private and government payers to manage drug utilization and contain costs, the expiration of patents or data protection on certain products, including assumptions about our ability to retain marketing exclusivity of certain products, and the outcome of contingencies such as legal proceedings and financial results. No forward-looking statement can be guaranteed. We have included important factors in the cautionary statements included in our most recently filed 2023 Form 10-K, particularly under "Item 1A. Risk Factors," that we believe could cause actual results to differ materially from any forward-looking statement.

Although we believe that we have been prudent in our plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Annual Report on Form 10-K not to occur. Except as otherwise required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise after the date of this Annual Report on Form 10-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk resulting from changes in currency exchange rates and interest rates. Certain derivative financial instruments are used when available on a cost-effective basis to hedge our underlying economic exposure. All of our financial instruments, including derivatives, are subject to counterparty credit risk considered as part of the overall fair value measurement. Derivative financial instruments are not used for trading purposes.

Foreign Exchange Risk

Significant amounts of our revenues, earnings and cash flow are exposed to changes in foreign currency rates. Our primary net foreign currency translation exposures are the euro and Japanese yen. Foreign currency forward and purchased local currency put option contracts are used to manage risk primarily arising from certain intercompany sales and purchases transactions.

We are also exposed to foreign exchange transaction risk arising from non-functional currency denominated assets and liabilities and earnings denominated in non-U.S. dollar currencies. Foreign currency forward contracts are used to offset these exposures but are not designated as hedges. Foreign currency forward contracts are also used to hedge the foreign currency exposures of our net investment in certain international affiliates and are designated as hedges of net investments.

We estimate that a 10% appreciation in the underlying currencies being hedged from their levels against the U.S. dollar (with all other variables held constant) would decrease the fair value of foreign exchange contracts by $409 million and $782 million as of December 31, 2023 and December 31, 2022, respectively, reducing earnings over the remaining life of the contracts.

Cross-currency swap contracts are used to manage risk arising from long-term debt denominated in euros and to hedge the Company's net investment in its foreign subsidiaries. We estimate that a 10% appreciation in the underlying currencies being hedged from their levels against the U.S. dollar (with all other variables held constant) would increase the fair value of cross-currency swap contracts by $46 million as of December 31, 2023 and decrease by $73 million as of December 31, 2022, respectively.

For additional information, refer to "Consolidated Financial Statements—Note 9. Financial Instruments and Fair Value Measurements."

Interest Rate Risk

We use fixed-to-floating interest rate swap contracts designated as fair value hedges to provide an appropriate balance of fixed and floating rate debt. We use cross-currency swap contracts designated to manage risk arising from long-term debt denominated in euros and to hedge the Company's net investment in its foreign subsidiaries. The fair values of these contracts as well as our marketable debt securities are analyzed at year-end to determine their sensitivity to interest rate changes. In this sensitivity analysis, if there was a 1% increase in short-term or long-term interest rates as of December 31, 2023 and December 31, 2022, the expected adverse impact on our earnings would not be material.

We estimate that an increase of 1% in long-term interest rates as of December 31, 2023 and December 31, 2022 would decrease the fair value of long-term debt by $3.0 billion and $2.6 billion, respectively.

Credit Risk

We monitor our investments with counterparties with the objective of minimizing concentrations of credit risk. Our investment policy is to invest only in institutions that meet high credit quality standards and establishes limits on the amount and time to maturity of investments with any individual counterparty. The policy also requires that investments are only entered into with corporate and financial institutions that meet high credit quality standards.

The use of derivative instruments exposes us to credit risk if the counterparty fails to perform when the fair value of a derivative instrument contract is positive. If the counterparty fails to perform, collateral is not required by any party whether derivatives are in an asset or liability position. We have a policy of diversifying derivatives with counterparties to mitigate the overall risk of counterparty defaults. For additional information, refer to "Consolidated Financial Statements—Note 9. Financial Instruments and Fair Value Measurements."

CONSOLIDATED STATEMENTS OF EARNINGS

Dollars in millions, except per share data

		Year Ended December 31,				
EARNINGS		**2023**		**2022**		**2021**
Net product sales	$	**43,778**	$	44,671	$	45,055
Alliance and other revenues		**1,228**		1,488		1,330
Total Revenues		**45,006**		46,159		46,385
Cost of products sold[a]		**10,693**		10,137		9,940
Marketing, selling and administrative		**7,772**		7,814		7,690
Research and development		**9,299**		9,509		10,195
Acquired IPRD		**913**		815		1,159
Amortization of acquired intangible assets		**9,047**		9,595		10,023
Other (income)/expense, net		**(1,158)**		576		(720)
Total Expenses		**36,566**		38,446		38,287
Earnings Before Income Taxes		**8,440**		7,713		8,098
Provision for Income Taxes		**400**		1,368		1,084
Net Earnings		**8,040**		6,345		7,014
Noncontrolling Interest		**15**		18		20
Net Earnings Attributable to BMS	$	**8,025**	$	6,327	$	6,994
Earnings per Common Share						
Basic	$	**3.88**		2.97	$	3.15
Diluted		**3.86**		2.95		3.12

(a) Excludes amortization of acquired intangible assets.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Dollars in millions

		Year Ended December 31,				
COMPREHENSIVE INCOME		**2023**		**2022**		**2021**
Net Earnings	$	**8,040**	$	6,345	$	7,014
Other Comprehensive Income/(Loss), net of taxes and reclassifications to earnings:						
Derivatives qualifying as cash flow hedges		**(230)**		54		415
Pension and postretirement benefits		**(115)**		145		206
Marketable debt securities		**2**		(2)		(9)
Foreign currency translation		**78**		(210)		(41)
Total Other Comprehensive Income/(Loss)		**(265)**		(13)		571
Comprehensive Income		**7,775**		6,332		7,585
Comprehensive Income Attributable to Noncontrolling Interest		**15**		18		20
Comprehensive Income Attributable to BMS	$	**7,760**	$	6,314	$	7,565

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Dollars in millions, except share and per share data

ASSETS		December 31, 2023		December 31, 2022
Current Assets:				
Cash and cash equivalents	$	11,464	$	9,123
Marketable debt securities		816		130
Receivables		10,921		9,886
Inventories		2,662		2,339
Other current assets		5,907		5,795
Total Current assets		31,770		27,273
Property, plant and equipment		6,646		6,255
Goodwill		21,169		21,149
Other intangible assets		27,072		35,859
Deferred income taxes		2,768		1,344
Marketable debt securities		364		—
Other non-current assets		5,370		4,940
Total Assets	$	95,159	$	96,820
LIABILITIES				
Current Liabilities:				
Short-term debt obligations	$	3,119	$	4,264
Accounts payable		3,259		3,040
Other current liabilities		15,884		14,586
Total Current liabilities		22,262		21,890
Deferred income taxes		338		2,166
Long-term debt		36,653		35,056
Other non-current liabilities		6,421		6,590
Total Liabilities		65,674		65,702
Commitments and contingencies				
EQUITY				
Bristol-Myers Squibb Company Shareholders' Equity:				
Preferred stock, $2 convertible series, par value $1 per share: Authorized 10 million shares; issued and outstanding 2,953 in 2023 and 2,991 in 2022, liquidation value of $50 per share		—		—
Common stock, par value of $0.10 per share: Authorized 4.5 billion shares; 2.9 billion issued in 2023 and 2022		292		292
Capital in excess of par value of stock		45,684		45,165
Accumulated other comprehensive loss		(1,546)		(1,281)
Retained earnings		28,766		25,503
Less cost of treasury stock — 902 million common shares in 2023 and 825 million common shares in 2022		(43,766)		(38,618)
Total BMS Shareholders' Equity		29,430		31,061
Noncontrolling interest		55		57
Total Equity		29,485		31,118
Total Liabilities and Equity	$	95,159	$	96,820

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in millions

	Year Ended December 31,		
	2023	2022	2021
Cash Flows From Operating Activities:			
Net earnings	$ **8,040**	$ 6,345	$ 7,014
Adjustments to reconcile net earnings/(loss) to net cash provided by operating activities:			
Depreciation and amortization, net	**9,760**	10,276	10,686
Deferred income taxes	**(3,288)**	(2,738)	(1,393)
Stock-based compensation	**518**	457	583
Impairment charges	**255**	179	1,207
Divestiture gains and royalties	**(884)**	(1,063)	(684)
Acquired IPRD	**913**	815	1,159
Equity investment losses/(gains), net	**160**	801	(745)
Contingent consideration fair value adjustments	**(8)**	(9)	(542)
Other adjustments	**308**	232	183
Changes in operating assets and liabilities:			
Receivables	**(995)**	(663)	(1,054)
Inventories	**(751)**	(69)	13
Accounts payable	**198**	109	245
Rebates and discounts	**904**	427	863
Income taxes payable	**(603)**	(1,423)	(1,063)
Other	**(667)**	(610)	(265)
Net Cash Provided by Operating Activities	**13,860**	13,066	16,207
Cash Flows From Investing Activities:			
Sale and maturities of marketable debt securities	**733**	6,411	4,196
Purchase of marketable debt securities	**(1,774)**	(3,592)	(5,478)
Proceeds from sales of equity investment securities	**215**	218	2,579
Capital expenditures	**(1,209)**	(1,118)	(973)
Divestiture and other proceeds	**909**	1,305	748
Acquisition and other payments, net of cash acquired	**(1,169)**	(4,286)	(1,610)
Net Cash Used in Investing Activities	**(2,295)**	(1,062)	(538)
Cash Flows From Financing Activities:			
Short-term debt obligations, net	**(120)**	194	(160)
Issuance of long-term debt	**4,455**	5,926	—
Repayment of long-term debt	**(3,879)**	(11,431)	(6,022)
Repurchase of common stock	**(5,155)**	(8,001)	(6,287)
Dividends	**(4,744)**	(4,634)	(4,396)
Stock option proceeds and other, net	**27**	984	641
Net Cash Used in Financing Activities	**(9,416)**	(16,962)	(16,224)
Effect of Exchange Rates on Cash, Cash Equivalents and Restricted Cash	**45**	(33)	(102)
Increase/(Decrease) in Cash, Cash Equivalents and Restricted Cash	**2,194**	(4,991)	(657)
Cash, Cash Equivalents and Restricted Cash at Beginning of Year	**9,325**	14,316	14,973
Cash, Cash Equivalents and Restricted Cash at End of Year	$ **11,519**	$ 9,325	$ 14,316

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. ACCOUNTING POLICIES AND RECENTLY ISSUED ACCOUNTING STANDARDS

Nature of Operations and Basis of Consolidation

Bristol-Myers Squibb Company ("BMS", or "the Company") is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases.

The consolidated financial statements are prepared in conformity with U.S. GAAP, including the accounts of Bristol-Myers Squibb Company and all of its controlled majority-owned subsidiaries and certain variable interest entities. All intercompany balances and transactions are eliminated. Material subsequent events are evaluated and disclosed through the report issuance date. Refer to the Summary of Abbreviated Terms at the end of this Annual Report on Form 10-K for definitions of capitalized terms used throughout the document.

Alliance and license arrangements are assessed to determine whether the terms provide economic or other control over the entity requiring consolidation of an entity. Entities controlled by means other than a majority voting interest are referred to as variable interest entities and are consolidated when BMS has both the power to direct the activities of the variable interest entity that most significantly impacts its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity.

Business Segment Information

BMS operates in a single segment engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of innovative medicines that help patients prevail over serious diseases. A global research and development organization and supply chain organization are responsible for the discovery, development, manufacturing and supply of products. Regional commercial organizations market, distribute and sell the products. The business is also supported by global corporate staff functions. Consistent with BMS's operational structure, the Chief Executive Officer ("CEO"), as the chief operating decision maker, manages and allocates resources at the global corporate level. Managing and allocating resources at the global corporate level enables the CEO to assess both the overall level of resources available and how to best deploy these resources across functions, therapeutic areas, regional commercial organizations and research and development projects in line with our overarching long-term corporate-wide strategic goals, rather than on a product or franchise basis. The determination of a single segment is consistent with the financial information regularly reviewed by the CEO for purposes of evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods. For further information on product and regional revenue, see "—Note 2. Revenue."

Use of Estimates and Judgments

The preparation of financial statements requires the use of management estimates, judgments and assumptions. The most significant assumptions are estimates used in determining accounting for acquisitions; impairments of intangible assets; charge-backs, cash discounts, sales rebates, returns and other adjustments; legal contingencies; and income taxes. Actual results may differ from estimates.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits, time deposits, commercial paper, treasury bills and money market funds. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value.

Marketable Debt Securities

Marketable debt securities are classified as "available-for-sale" on the date of purchase and reported at fair value. Fair value is determined based on observable market quotes or valuation models using assessments of counterparty credit worthiness, credit default risk or underlying security and overall capital market liquidity. Marketable debt securities are reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other than temporary, which considers the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, the duration and extent that the market value has been less than cost and the investee's financial condition.

Equity Investments

Equity investments with readily determinable fair values are recorded at fair value with changes in fair value recorded in Other (income)/expense, net. Equity investments without readily determinable fair values are recorded at cost minus any impairment, plus or minus changes in their estimated fair value resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes in the estimated fair value of equity investments without readily determinable fair values are recorded in Other (income)/expense, net.

BMS holds investments in limited partnerships, which primarily invest in early-stage life sciences companies. Such limited partnership investments are measured by using our proportionate share of the net asset values of the underlying investments held by the limited partnerships as a practical expedient. These investments are typically redeemable only through distributions upon liquidation of the underlying assets. Limited partnerships and investments in 50% or less owned companies are accounted for using the equity method of accounting when the ability to exercise significant influence over the operating and financial decisions of the investee is maintained. The proportional share of the investee's net income or losses of equity investments accounted for using the equity method are included in Other (income)/expense, net. Equity investments without readily determinable fair values and equity investments accounted for using the equity method are assessed for potential impairment on a quarterly basis based on qualitative factors.

Inventory Valuation

Inventories are stated at the lower of average cost or net realizable value.

Property, Plant and Equipment and Depreciation

Expenditures for additions, renewals and improvements are capitalized at cost. Depreciation is computed on a straight-line method based on the estimated useful lives of the related assets ranging from 20 to 50 years for buildings and 3 to 20 years for machinery, equipment and fixtures.

Current facts or circumstances are periodically evaluated to determine if the carrying value of depreciable assets to be held and used may not be recoverable. If such circumstances exist, an estimate of undiscounted future cash flows generated by the long-lived asset, or appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists at its lowest level of identifiable cash flows. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques using unobservable fair value inputs, such as a discounted value of estimated future cash flows.

Capitalized Software

Eligible costs to obtain internal use software are capitalized and amortized over the estimated useful life of the software ranging from three to ten years.

Acquisitions

Businesses acquired are consolidated upon obtaining control. The fair value of assets acquired and liabilities assumed are recognized at the date of acquisition. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. Business acquisition costs are expensed when incurred. Contingent consideration from potential development, regulatory, approval and sales-based milestones and sales-based royalties are included in the purchase price for business combinations and excluded for asset acquisitions.

If the assets acquired do not meet the definition of a business, primarily because no significant processes were acquired or substantially all of the relative fair value was allocated to a single asset, the transaction is accounted for as an asset acquisition rather than a business combination and no goodwill is recorded. In addition, in an asset acquisition, acquired in-process research and development ("IPRD") assets with no alternative future use are charged to Acquired IPRD.

Goodwill, IPRD and Other Intangible Assets

The fair value of acquired intangible assets is determined using an income-based approach referred to as the excess earnings method utilizing Level 3 fair value inputs. Market participant valuations assume a global view considering all potential jurisdictions and indications based on discounted after-tax cash flow projections, risk adjusted for estimated probability of technical and regulatory success.

Finite-lived intangible assets, including licenses, marketed product rights and IPRD projects that reach commercialization are amortized on a straight-line basis over their estimated useful life. Estimated useful lives are determined considering the period assets are expected to contribute to future cash flows. Finite-lived intangible assets are tested for impairment when facts or circumstances suggest that the carrying value of the asset may not be recoverable. If the carrying value exceeds the projected undiscounted pretax cash flows of the intangible asset, an impairment loss equal to the excess of the carrying value over the estimated fair value (discounted after-tax cash flows) is recognized.

Goodwill is tested at least annually for impairment by assessing qualitative factors in determining whether it is more likely than not that the fair value of net assets is below their carrying amounts. Examples of qualitative factors assessed include BMS's share price, financial performance compared to budgets, long-term financial plans, macroeconomic, industry and market conditions as well as the substantial excess of fair value over the carrying value of net assets from the annual impairment test performed in a prior year. Each relevant factor is assessed both individually and in the aggregate.

IPRD is tested for impairment at least annually or more frequently if events occur or circumstances change that would indicate a potential reduction in the fair values of the assets below their carrying value. Impairment charges are recognized to the extent the carrying value of IPRD is determined to exceed its fair value.

Derivatives

All derivative instruments are recognized as either assets or liabilities at fair value on the consolidated balance sheets and are classified as current or long-term based on the scheduled maturity of the instrument. Derivatives designated as hedges, are assessed at inception and quarterly thereafter, to determine whether they are highly effective in offsetting changes or cash flows of the hedged item. The changes in fair value of a derivative designated as a fair value hedge and of the hedged item attributable to the hedged risk are recognized in earnings immediately. The effective portions of changes in the fair value of a derivative designated as a cash flow hedge are reported in Accumulated other comprehensive loss and are subsequently recognized in earnings consistent with the underlying hedged item. If a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively. The earnings impact related to discontinued cash flow hedges and hedge ineffectiveness was not material during all periods presented. If a hedged forecasted transaction becomes probable of not occurring, any gains or losses are reclassified from Accumulated other comprehensive loss to earnings. Derivatives that are not designated as hedges are adjusted to fair value through current earnings. The Company also uses derivative instruments or foreign currency denominated debt to hedge its net investments in certain foreign subsidiaries and affiliates. Realized and unrealized gains and losses from these hedges are included in foreign currency translation in Accumulated other comprehensive loss. Derivative cash flows, with the exception of net investment hedges, are principally classified in the operating section of the consolidated statements of cash flows, consistent with the underlying hedged item. Cash flows related to net investment hedges are classified in investing activities.

Restructuring

Restructuring charges are recognized as a result of actions to streamline operations, realize synergies from acquisitions and reduce the number of facilities. Estimating the impact of restructuring plans, including future termination benefits, integration expenses and other exit costs, requires judgment. Actual results could vary from these estimates. Restructuring charges are recognized upon meeting certain criteria, including finalization of committed plans, reliable estimates and discussions with local works councils in certain markets.

Contingencies

Loss contingencies from legal proceedings and claims may occur from government investigations, shareholder lawsuits, product and environmental liability, contractual claims, tax and other matters. Accruals are recognized when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Gain contingencies (including contingent proceeds related to the divestitures) are not recognized until realized. Legal fees are expensed as incurred.

Revenue Recognition

Refer to "—Note 2. Revenue" for a detailed discussion of accounting policies related to revenue recognition, including deferred revenue and royalties. Refer to "—Note 3. Alliances" for further details regarding alliances.

Research and Development and Acquired IPRD

Research and development costs are expensed as incurred. Clinical study and certain research costs are recognized over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. Research and development costs are presented net of reimbursements from alliance partners.

Acquired IPRD expenses include upfront payments, contingent milestone payments in connection with asset acquisitions or in-license arrangements of third-party intellectual property rights, as well as any upfront and contingent milestones payable by BMS to alliance partners prior to regulatory approval.

The Company's Acquired IPRD by type of transaction was as follows:

	Year ended December 31,					
Dollars in millions		2023		2022		2021
Alliance (Note 3)	$	55	$	100	$	730
In-license arrangements and other (Note 4)		858		715		429
Acquired IPRD	$	913	$	815	$	1,159

Advertising and Product Promotion Costs

Advertising and product promotion costs are expensed as incurred. Advertising and product promotion costs are included in Marketing, selling and administrative expenses and were approximately $1.4 billion in 2023 and $1.3 billion in 2022 and 2021.

Foreign Currency Translation

Foreign subsidiary earnings are translated into U.S. dollars using average exchange rates. The net assets of foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recognized in Other Comprehensive Income/(Loss).

Income Taxes

The provision for income taxes includes income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. The tax effects of global intangible low-taxed income from certain foreign subsidiaries is recognized in the income tax provision in the period the tax arises.

Tax benefits are recognized from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement.

Recently Adopted Accounting Standards

Fair Value Measurements

In June 2022, the FASB issued amended guidance on measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security. The guidance clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The guidance also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendment requires the following disclosures for equity securities subject to contractual sale restrictions: the fair value of equity securities subject to contractual sale restrictions reflected in the consolidated balance sheets; the nature and remaining duration of the restriction(s); and the circumstances that could cause a lapse in the restriction(s). The amended guidance is effective January 1, 2024 on a prospective basis. Early adoption is permitted. The guidance was adopted on January 1, 2023 and the adoption did not have an impact to the consolidated financial statements.

Business Combinations

In October 2021, the FASB issued amended guidance on accounting for contract assets and contract liabilities from contracts with customers in a business combination. The guidance is intended to address inconsistency related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized. At the acquisition date, an entity should account for the related revenue contracts in accordance with existing revenue recognition guidance generally by assessing how the acquiree applied recognition and measurement in their financial statements. The guidance was adopted on January 1, 2023 and the adoption did not have an impact to the consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

Income Taxes

In December 2023, the FASB issued amended guidance on income tax disclosures. The guidance is intended to provide additional disaggregation to the effective income tax rate reconciliation and income tax payment disclosures. The amended guidance is effective for annual periods beginning January 2025 and should be applied on a prospective basis. Early adoption is permitted.

Segment Reporting

In November 2023, the FASB issued amended guidance for improvements to reportable segment disclosures. The revised guidance requires that a public entity disclose significant segment expenses regularly reviewed by the chief operating decision maker (CODM), including public entities with a single reportable segment. The amended guidance is effective for fiscal years beginning January 2024 and interim periods beginning January 2025 on a retrospective basis. Early adoption is permitted.

Note 2. REVENUE

The following table summarizes the disaggregation of revenue by nature:

		Year Ended December 31,		
Dollars in millions		2023	2022	2021
Net product sales	$	43,778	$ 44,671	$ 45,055
Alliance revenues		608	742	716
Other revenues		620	746	614
Total Revenues	$	45,006	$ 46,159	$ 46,385

Net product sales represent more than 95% of total revenues for all periods presented. Products are sold principally to wholesalers, distributors, specialty pharmacies, and to a lesser extent, directly to retailers, hospitals, clinics and government agencies. Customer orders are generally fulfilled within a few days of receipt resulting in minimal order backlog. Contractual performance obligations are usually limited to transfer of control of the product to the customer. The transfer occurs either upon shipment, upon receipt of the product after considering when the customer obtains legal title to the product, or upon infusion for cell therapies and when BMS obtains a right of payment. At these points, customers are able to direct the use of and obtain substantially all of the remaining benefits of the product.

Gross revenue to the three largest pharmaceutical wholesalers in the U.S. as a percentage of U.S. gross revenues was as follows:

	Year Ended December 31,		
	2023	2022	2021
McKesson Corporation	33 %	32 %	32 %
Cencora, Inc. (formerly known an AmerisourceBergen Corporation)	29 %	25 %	25 %
Cardinal Health, Inc.	23 %	21 %	20 %

Wholesalers are initially invoiced at contractual list prices. Payment terms are typically 30 to 90 days based on customary practices in each country. Revenue is reduced from wholesaler list price at the time of recognition for expected charge-backs, discounts, rebates, sales allowances and product returns ("GTN adjustments"). In the U.S., these GTN adjustments are attributed to various commercial arrangements, managed healthcare organizations and government programs such as Medicare, Medicaid and the 340B program containing various pricing implications, such as mandatory discounts, pricing protection below wholesaler list price or other discounts when Medicare Part D beneficiaries are in the coverage gap. In addition, non-U.S. government programs include different pricing schemes such as cost caps, volume discounts, outcome-based pricing and pricing claw-backs determined on sales of individual companies or an aggregation of companies participating in a specific market. Charge-backs and cash discounts are reflected as a reduction to receivables and settled through the issuance of credits to the customer, typically within one month. All other GTN adjustments, are reflected as a liability and settled through cash payments to the customer, typically within various time periods ranging from a few months to one year.

Significant judgment is required in estimating GTN adjustments considering legal interpretations of applicable laws and regulations, historical experience, payer channel mix, current contract prices under applicable programs, unbilled claims, processing time lags and inventory levels in the distribution channel.

The following table summarizes GTN adjustments:

Dollars in millions	Year Ended December 31,		
	2023	2022	2021
Gross product sales	$ 73,679	$ 69,633	$ 67,897
GTN adjustments[a]			
Charge-backs and cash discounts	(9,144)	(7,469)	(7,253)
Medicaid and Medicare rebates	(13,411)	(11,362)	(9,374)
Other rebates, returns, discounts and adjustments	(7,346)	(6,131)	(6,215)
Total GTN adjustments	(29,901)	(24,962)	(22,842)
Net product sales	$ 43,778	$ 44,671	$ 45,055

(a)   Includes adjustments for provisions for product sales made in prior periods resulting from changes in estimates of $134 million in 2023, $229 million in 2022, and $319 million in 2021.

Alliance and other revenues consist primarily of amounts related to collaborations and out-licensing arrangements. Each of these arrangements are evaluated for whether they represent contracts that are within the scope of the revenue recognition guidance in their entirety or contain aspects that are within the scope of the guidance, either directly or by reference based upon the application of the guidance related to the derecognition of nonfinancial assets (ASC 610).

Performance obligations are identified and separated when the other party can benefit directly from the rights, goods or services either on their own or together with other readily available resources and when the rights, goods or services are not highly interdependent or interrelated.

Transaction prices for these arrangements may include fixed upfront amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development, regulatory and sales-based milestones because the ultimate outcomes are binary in nature. The expected value method is used to estimate royalties because a broad range of potential outcomes exist, except for instances in which such royalties relate to a license. Variable consideration is included in the transaction price only to the extent a significant reversal in the amount of cumulative revenue recognized is not probable of occurring when the uncertainty associated with the variable consideration is subsequently resolved. Significant judgment is required in estimating the amount of variable consideration to recognize when assessing factors outside of BMS's influence such as likelihood of regulatory success, limited availability of third party information, expected duration of time until resolution, lack of relevant past experience, historical practice of offering fee concessions and a large number and broad range of possible amounts. To the extent arrangements include multiple performance obligations that are separable, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price and recognized at a point in time upon the transfer of control.

Three types of out-licensing arrangements are typically utilized: (i) arrangements when BMS out-licenses intellectual property to another party and has no further performance obligations; (ii) arrangements that include a license and an additional performance obligation to supply product upon the request of the third party; and (iii) collaboration arrangements, which include transferring a license to a third party to jointly develop and commercialize a product.

Most out-licensing arrangements consist of a single performance obligation that is satisfied upon execution of the agreement when the development and commercialization rights are transferred to a third party. Upfront fees are recognized immediately and included in Other (income)/expense, net. Although contingent development and regulatory milestone amounts are assessed each period for the likelihood of achievement, they are typically constrained and recognized when the uncertainty is subsequently resolved for the full amount of the milestone and included in Other (income)/expense, net. Sales-based milestones and royalties are recognized when the milestone is achieved or the subsequent sales occur. Sales-based milestones and royalties are included in Alliance and other revenues.

Certain out-licensing arrangements may also include contingent performance obligations to supply commercial product to the third party upon its request. The license and supply obligations are accounted for as separate performance obligations as they are considered distinct because the third party can benefit from the license either on its own or together with other supply resources readily available to it and the obligations are separately identifiable from other obligations in the contract in accordance with the revenue recognition guidance. After considering the standalone selling prices in these situations, upfront fees, contingent development and regulatory milestone amounts and sales-based milestone and royalties are allocated to the license and recognized in the manner described above. Consideration for the supply obligation is usually based upon stipulated cost-plus margin contractual terms which represent a standalone selling price. The supply consideration is recognized at a point in time upon transfer of control of the product to the third party and included in Alliance and other revenues. The above fee allocation between the license and the supply represents the amount of consideration expected to be entitled to for the satisfaction of the separate performance obligations.

Although collaboration arrangements are unique in nature, both parties are active participants in the operating activities and are exposed to significant risks and rewards depending on the commercial success of the activities. Performance obligations inherent in these arrangements may include the transfer of certain development or commercialization rights, ongoing development and commercialization services and product supply obligations. Except for certain product supply obligations which are considered distinct and accounted for as separate performance obligations similar to the manner discussed above, all other performance obligations are not considered distinct and are combined into a single performance obligation since the transferred rights are highly integrated and interrelated to the obligation to jointly develop and commercialize the product with the third party. As a result, upfront fees are recognized ratably over time throughout the expected period of the collaboration activities and included in Other (income)/expense, net as the license is combined with other development and commercialization obligations. Contingent development and regulatory milestones that are no longer constrained are recognized in a similar manner on a prospective basis. Royalties and profit sharing are recognized when the underlying sales and profits occur and are included in Alliance and other revenues. Refer to "—Note 3. Alliances" for further information.

The following table summarizes the disaggregation of revenue by product and region:

Dollars in millions	Year Ended December 31,					
	2023		2022		2021	
In-Line Products						
Eliquis	**12,206**	$	11,789	$	10,762	
Opdivo	**9,009**		8,249		7,523	
Orencia	**3,601**		3,464		3,306	
Pomalyst/Imnovid	**3,441**		3,497		3,332	
Yervoy	**2,238**		2,131		2,026	
Sprycel	**1,930**		2,165		2,117	
Mature and other brands	**1,895**		2,045		2,234	
Total In-Line Products	**34,320**		33,340		31,300	
New Product Portfolio						
Reblozyl	**1,008**		717		551	
Opdualag	**627**		252		—	
Abecma	**472**		388		164	
Zeposia	**434**		250		134	
Breyanzi	**364**		182		87	
Camzyos	**231**		24		—	
Sotyktu	**170**		8		—	
Onureg	**168**		124		73	
Inrebic	**110**		85		74	
Augtyro	**1**		—		—	
Total New Product Portfolio	**3,585**		2,030		1,083	
Total In-Line Products and New Product Portfolio	**37,905**		35,370		32,383	
Recent LOE Products[a]						
Revlimid	**6,097**		9,978		12,821	
Abraxane	**1,004**		811		1,181	
Total Recent LOE Products	**7,101**		10,789		14,002	
Total revenues	$ **45,006**	$	46,159	$	46,385	
United States	$ **31,555**	$	31,828	$	29,214	
International	**12,752**		13,497		16,319	
Other[b]	**699**		834		852	
Total revenues	$ **45,006**	$	46,159	$	46,385	

(a)   Recent LOE Products include products with significant expected decline in revenue from the prior reporting period as a result of a LOE.

(b)   Other include royalties and alliance-related revenues for products not sold by BMS's regional commercial organizations.

Contract assets are primarily estimated future royalties and termination fees not eligible for the licensing exclusion and therefore recognized under ASC 606 and ASC 610. Contract assets are reduced and receivables are increased in the period the underlying sales occur. Cumulative catch-up adjustments to revenue affecting contract assets or contract liabilities were not material during the years ended December 31, 2023, 2022 and 2021. Revenue recognized from performance obligations satisfied in prior periods was $462 million in 2023, $556 million in 2022, and $561 million in 2021 consisting primarily of revised estimates for GTN adjustments related to prior period sales and royalties from out-licensing arrangements.

Sales commissions and other incremental costs of obtaining customer contracts are expensed as incurred as the amortization periods would be less than one year.

Note 3. ALLIANCES

BMS enters into collaboration arrangements with third parties for the development and commercialization of certain products. Although each of these arrangements is unique in nature, both parties are active participants in the operating activities of the collaboration and exposed to significant risks and rewards depending on the commercial success of the activities. BMS may either in-license intellectual property owned by the other party or out-license its intellectual property to the other party. These arrangements also typically include research, development, manufacturing, and/or commercial activities and can cover a single investigational compound or commercial product or multiple compounds and/or products in various life cycle stages. The rights and obligations of the parties can be global or limited to geographic regions. BMS refers to these collaborations as alliances and its partners as alliance partners.

The most common activities between BMS and its alliance partners are presented in results of operations as follows:

- When BMS is the principal in the end customer sale, 100% of product sales are included in Net product sales. When BMS's alliance partner is the principal in the end customer sale, BMS's contractual share of the third-party sales and/or royalty income are included in Alliance revenues as the sale of commercial products are considered part of BMS's ongoing major or central operations. Refer to "—Note 2. Revenue" for information regarding recognition criteria.
- Amounts payable to BMS by alliance partners (who are the principal in the end customer sale) for supply of commercial products are included in Alliance revenues as the sale of commercial products are considered part of BMS's ongoing major or central operations.
- Profit sharing, royalties and other sales-based fees payable by BMS to alliance partners are included in Cost of products sold as incurred.
- Cost reimbursements between the parties are recognized as incurred and included in Cost of products sold; Marketing, selling and administrative expenses; or Research and development expenses, based on the underlying nature of the related activities subject to reimbursement.
- Upfront and contingent development and regulatory approval milestones payable to BMS by alliance partners for investigational compounds and commercial products are deferred and amortized over the expected period of BMS's development and co-promotion obligation through the market exclusivity period or the periods in which the related compounds or products are expected to contribute to future cash flows. The amortization is presented consistent with the nature of the payment under the arrangement. For example, amounts received for investigational compounds are presented in Other (income)/expense, net as the activities being performed at that time are not related to the sale of commercial products included in BMS's ongoing major or central operations; amounts received for commercial products are presented in alliance revenue as the sale of commercial products are considered part of BMS's ongoing major or central operations.
- Upfront and contingent regulatory approval milestones payable by BMS to alliance partners for commercial products are capitalized and amortized over the shorter of the contractual term or the periods in which the related products are expected to contribute to future cash flows.
- Upfront and contingent milestones payable by BMS to alliance partners prior to regulatory approval are expensed as incurred and included in Acquired IPRD expense.
- Royalties and other contingent consideration payable to BMS by alliance partners related to the divestiture of such businesses are included in Other (income)/expense, net when earned.
- All payments between BMS and its alliance partners are presented in Cash Flows From Operating Activities except for upfront and milestone payments which are presented in Cash Flows From Investing Activities.

Selected financial information pertaining to alliances was as follows, including net product sales when BMS is the principal in the third-party customer sale for products subject to the alliance. Expenses summarized below do not include all amounts attributed to the activities for the products in the alliance, but only the payments between the alliance partners or the related amortization if the payments were deferred or capitalized.

Dollars in millions	Year Ended December 31,					
	2023		2022		2021	
Revenues from alliances:						
Net product sales	$	**12,543**	$	12,001	$	10,840
Alliance revenues		**608**		742		716
Total Revenues	$	**13,151**	$	12,743	$	11,556
Payments to/(from) alliance partners:						
Cost of products sold	$	**6,067**	$	5,768	$	5,227
Marketing, selling and administrative		**(263)**		(223)		(183)
Research and development		**137**		49		42
Acquired IPRD		**55**		100		730
Other (income)/expense, net		**(49)**		(53)		(62)

Selected alliance balance sheet information:	December 31,			
Dollars in millions	2023		2022	
Receivables – from alliance partners	$	**233**	$	317
Accounts payable – to alliance partners		**1,394**		1,249
Deferred income from alliances[a]		**274**		289

(a) Includes unamortized upfront and milestone payments.

Specific information pertaining to significant alliances is discussed below, including their nature and purpose; the significant rights and obligations of the parties; specific accounting policy elections; and the statements of earnings classification of and amounts attributable to payments between the parties.

SystImmune

In December 2023, BMS and SystImmune, Inc. (SystImmune) announced a global strategic collaboration for the co-development and co-commercialization of BL-B01D1, a bispecific topoisomerase inhibitor-based anti-body drug conjugate which targets both EGFR and HER3 and is currently being evaluated in a Phase I clinical trial for metastatic or unresectable NSCLC.

The parties will jointly develop and commercialize BL-B01D1 in the U.S. Profits, research and development and commercialization costs are shared in the U.S. SystImmune will be responsible for the development, commercialization and manufacturing in Mainland China and will be responsible for manufacturing certain drug supplies for outside of Mainland China, where BMS will receive a royalty on net sales. BMS will be responsible for development and commercialization in the rest of the world, where SystImmune will receive a royalty on net sales.

The transaction became effective in February 2024 and included an upfront payment of $800 million, which will be included in Acquired IPRD during the first quarter of 2024. BMS is also obligated to pay up to $7.6 billion upon the achievement of contingent development, regulatory and sales-based milestones.

Pfizer

BMS and Pfizer jointly develop and commercialize *Eliquis*, an anticoagulant discovered by BMS. Pfizer funds between 50% and 60% of all development costs depending on the study. Profits and losses are shared equally on a global basis except in certain countries where Pfizer commercializes *Eliquis* and pays BMS a sales-based fee.

The co-exclusive license rights granted to Pfizer in exchange for an upfront payment and potential milestone payments were recorded to Deferred income and are being amortized in Other (income)/expense, net, as *Eliquis* was not a commercial product at the commencement of the alliance. The upfront payment and any subsequent contingent milestone proceeds are amortized over the expected period of BMS's co-promotion obligation through the market exclusivity period. Both parties assumed certain obligations to actively participate in a joint executive committee and various other operating committees and have joint responsibilities for the research, development, distribution, sales and marketing activities of the alliance using resources in their own infrastructures. BMS and Pfizer manufacture the product in the alliance and BMS is the principal in the end customer product sales in the U.S., significant countries in Europe, as well as Canada, Australia, China, Japan and South Korea. In certain smaller countries, Pfizer has full commercialization rights and BMS supplies the product to Pfizer at cost plus a percentage of the net sales price to end-customers, which is recorded in full upon transfer of control of the product to Pfizer.

Summarized financial information related to this alliance was as follows:

	Year Ended December 31,					
Dollars in millions	2023		2022		2021	
Revenues from Pfizer alliance:						
Net product sales	$	**12,006**	$	11,488	$	10,431
Alliance revenues		**200**		301		331
Total revenues	$	**12,206**	$	11,789	$	10,762
Payments to/(from) Pfizer:						
Cost of products sold – profit sharing		**5,833**		5,604		5,064
Other (income)/expense, net – amortization of deferred income		**(42)**		(42)		(36)

	December 31,			
Dollars in millions	2023		2022	
Selected alliance balance sheet information:				
Receivables	$	**169**	$	191
Accounts payable		**1,311**		1,208
Deferred income		**180**		222

Ono

BMS and Ono jointly develop and commercialize *Opdivo*, *Yervoy* and several BMS investigational compounds in Japan, South Korea and Taiwan. BMS is responsible for supply of the products. Profits, losses and development costs are shared equally for all combination therapies involving compounds of both parties. Otherwise, sharing is 80% and 20% for activities involving only one of the party's compounds.

BMS and Ono also jointly develop and commercialize *Orencia* in Japan. BMS is responsible for the order fulfillment and distribution of the intravenous formulation and Ono is responsible for the subcutaneous formulation. Both formulations are jointly promoted by both parties with assigned customer accounts and BMS is responsible for the product supply. A co-promotion fee of 60% is paid when a sale is made to the other party's assigned customer.

Summarized financial information related to this alliance was as follows:

	Year Ended December 31,					
Dollars in millions	2023		2022		2021	
Revenues from Ono alliances:						
Net product sales	$	**180**	$	216	$	251
Alliance revenues		**408**		441		385
Total Revenues	$	**588**	$	657	$	636

BMS is the principal in the end customer product sales and has the exclusive right to develop, manufacture and commercialize *Opdivo* worldwide except in Japan, South Korea and Taiwan. Ono is entitled to receive royalties of 4% in North America and 15% in all territories excluding the three countries listed above, subject to customary adjustments.

BridgeBio

In 2022, BMS and BridgeBio commenced a collaboration to develop and commercialize BBP-398, a SHP2 inhibitor, in oncology. The transaction included an upfront payment of $90 million which was expensed to Acquired IPRD. BridgeBio is eligible to receive contingent development, regulatory and sales-based milestones up to $815 million, as well as royalties on global net sales, excluding certain markets. BridgeBio is responsible for funding and completing ongoing BBP-398 Phase I monotherapy and combination therapy trials. BMS will lead and fund all other development and commercial activities. BridgeBio has an option to co-develop BBP-398 and receive higher royalties in the U.S.

2seventy bio

BMS and 2seventy bio jointly develop and commercialize novel disease-altering gene therapy product candidates targeting BCMA. The collaboration includes (i) a right for BMS to license any anti-BCMA products resulting from the collaboration, (ii) a right for 2seventy bio to participate in the development and commercialization of any licensed products resulting from the collaboration through a 50/50 co-development and profit share in the U.S. in exchange for a reduction of milestone payments, and (iii) sales-based milestones and royalties payable to 2seventy bio upon the commercialization of any licensed products resulting from the collaboration should 2seventy bio decline to exercise their co-development and profit sharing rights.

BMS exercised its option to license idecabtagene vicleucel (*Abecma*) in 2016 and 2seventy bio elected to participate in development and commercialization of *Abecma* in the U.S. in 2018. The terms of the collaboration have since been amended to transfer substantially all manufacturing obligations to BMS and eliminate ex-U.S. milestones and royalties payable to 2seventy bio for *Abecma*.

In 2021, the FDA approved *Abecma* for the treatment of relapsed or refractory multiple myeloma. Net product sales of *Abecma* in the U.S. were $358 million, $297 million and $158 million; and the related profit sharing costs were $109 million, $49 million and $42 million in 2023, 2022 and 2021, respectively. Cost reimbursements were not material.

Eisai

In 2021, BMS and Eisai commenced an exclusive global strategic collaboration for the co-development and co-commercialization of MORAb-202, a selective folate receptor alpha antibody-drug conjugate being investigated in endometrial, ovarian, lung and breast cancers. MORAb-202 is currently in Phase I/II clinical trials for solid tumors.

The parties jointly develop and commercialize MORAb-202 in the U.S., Canada, Europe, Russia, Japan, China and certain other countries in the Asia-Pacific region (the "collaboration territory"). Eisai is responsible for the global manufacturing and supply. Profits, research and development and commercialization costs are shared in the collaboration territories. BMS is responsible for development and commercialization outside of the collaboration territory and will pay a royalty on those sales.

A $650 million upfront collaboration fee was expensed to Acquired IPRD in 2021. BMS is also obligated to pay up to $2.5 billion upon the achievement of contingent development, regulatory and sales-based milestones. Cost reimbursements were not material.

Note 4. ACQUISITIONS, DIVESTITURES, LICENSING AND OTHER ARRANGEMENTS

Acquisitions

Mirati

In January 2024, BMS acquired Mirati, a commercial stage targeted oncology company with a pipeline of clinical and commercial oncology medicines. Through this acquisition, BMS has added commercialized lung cancer medicine *Krazati,* as well as several clinical assets, including MRTX1719. *Krazati* is a best-in-class inhibitor of KRAS^{G12C} mutation, which was approved by the FDA as a second-line treatment for patients with NSCLC and is in clinical development in combination with a PD-1 inhibitor as a first-line therapy for patients with NSCLC, as well as in other indications. MRTX1719, is a potential first-in-class MTA-cooperative PRMT5 inhibitor in Phase I development. BMS also gained access to several other promising clinical and pre-clinical stage assets, including additional KRAS inhibitors and enabling programs.

BMS acquired all of the issued and outstanding shares of Mirati's common stock for $58.00 per share in an all-cash transaction for a total consideration of $4.8 billion or $4.1 billion, net of estimated cash acquired. Mirati stockholders will also receive one non-tradeable contingent value right for each share of Mirati common stock held, potentially worth $12.00 per share in cash for a total value of approximately $1.0 billion. The payout of the contingent value right is subject to the FDA acceptance of an NDA for MRTX1719 for the treatment of specific indications within seven years of the closing of the transaction. The transaction will be accounted for as a business combination in which all assets acquired and liabilities assumed will be recognized at fair value as of the acquisition date. The purchase price allocation of the consideration transferred to the assets acquired and liabilities assumed has not yet been finalized. The acquisition was funded through a combination of cash on hand and debt proceeds.

Karuna

In December 2023, BMS entered into a definitive merger agreement to acquire Karuna, a clinical-stage biopharmaceutical company driven to discover, develop, and deliver transformative medicines for people living with psychiatric and neurological conditions. The acquisition will provide BMS with rights to Karuna's lead asset, KarXT (xanomeline-trospium). KarXT is an antipsychotic with a novel mechanism of action and differentiated efficacy and safety, is currently under review by the FDA for the treatment of schizophrenia in adults with a PDUFA date of September 26, 2024. KarXT is also in registrational trials for both adjunctive therapy to existing standard of care agents in schizophrenia and for the treatment of psychosis in patients with Alzheimer's disease.

BMS will acquire all of the issued and outstanding shares of Karuna's common stock for $330.00 per share in an all-cash transaction for a total consideration of $14.0 billion. The accounting treatment as a business combination or asset acquisition will be determined in the period the transaction closes. The transaction is expected to close in the first half of 2024, subject to customary closing conditions, including approval of Karuna stockholders and receipt of regulatory approvals. The acquisition will be funded primarily with future debt proceeds.

RayzeBio

In December 2023, BMS entered into a definitive merger agreement to acquire RayzeBio, a clinical-stage radiopharmaceutical therapeutics (RPT) company with actinium-based RPTs for solid tumors. The acquisition will provide BMS with rights to RayzeBio's actinium-based radiopharmaceutical platform and lead asset, RYZ101, which is in Phase III development for treatment of gastroenteropancreatic neuroendocrine tumors.

BMS will acquire all of the issued and outstanding shares of RayzeBio's common stock for $62.50 per share in an all-cash transaction for a total consideration of $4.1 billion. The transaction is expected to be accounted for as a business combination and is anticipated to close in the first half of 2024, subject to fulfillment of customary closing conditions, including receipt of required regulatory approvals. The acquisition will be funded primarily with future debt proceeds.

Orum

In November 2023, BMS acquired the rights to Orum's ORM-6151 program, which is in preclinical development. ORM-6151 is a anti-CD33 antibody-enabled GSPT1 degrader that has received the FDA's clearance for Phase I for the treatment of patients with acute myeloid leukemia or high-risk myelodysplastic syndromes. The consideration included an upfront payment of $100 million, as well as contingent development milestone payments up to $80 million. The upfront payment was expensed to Acquired IPRD.

Turning Point

In 2022, BMS acquired Turning Point for $4.1 billion of cash (or $3.3 billion net of cash acquired). Turning Point was a clinical-stage precision oncology company with a pipeline of investigational medicines designed to target the common mutations and alterations that drive cancer growth. The acquisition provided BMS rights to Turning Point's lead asset, repotrectinib, and other clinical and pre-clinical stage assets. Repotrectinib was approved by the FDA in November 2023 and is marketed under the brand name *Augtyro.*

The transaction was accounted for as a business combination in which all assets acquired and liabilities assumed were recognized at fair value as of the acquisition date.

Total consideration for the acquisition consisted of the following:

Dollars in millions		
Cash consideration for outstanding shares	$	3,811
Cash consideration for equity awards		302
Consideration paid		4,113
Less: unvested stock awards [a]		153
Total consideration allocated	$	3,960

(a) Included unvested equity awards of $73 million expensed in Marketing, selling, and administrative and $80 million expensed in Research and development in 2022.

The purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed as of the acquisition date based upon their respective fair values summarized below:

Dollars in millions		
Cash and cash equivalents	$	795
Other current assets		14
Intangible assets [a]		2,971
Deferred income tax assets		229
Other non-current assets		10
Deferred income tax liabilities		(643)
Other current liabilities		(111)
Identifiable net assets acquired	$	3,265
Goodwill [b]		695
Total consideration allocated	$	3,960

(a) Intangible assets included $2.8 billion of IPRD allocated to repotrectinib (*Augtyro)*. The estimated fair value of IPRD assets was determined using income approach valuation method.
(b) Goodwill resulted primarily from the recognition of deferred tax liabilities and is not deductible for tax purposes.

The results of Turning Point's operations were included in the consolidated financial statements commencing August 18, 2022, and were not material. Historical financial results of the acquired entity were not significant.

Divestitures

The following table summarizes the financial impact of divestitures including royalty income, which is included in Other (income)/ expense, net. Revenue and pretax earnings related to all divestitures were not material in all periods presented (excluding divestiture gains or losses).

	Net Proceeds			Divestiture (Gains)/Losses			Royalty Income		
Dollars in millions	2023	2022	2021	2023	2022	2021	2023	2022	2021
Diabetes business - royalties	$ 846	$ 767	$ 612	$ —	$ —	$ —	$ (862)	$ (810)	$ (622)
Mature products and other[a]	12	390	136	—	(211)	(9)	—	(22)	(44)
Total	$ 858	$ 1,157	$ 748	$ —	$ (211)	$ (9)	$ (862)	$ (832)	$ (666)

(a)   Includes cash proceeds of $221 million and a divestiture gain of $211 million related to the sale of several mature products of Cheplapharm in 2022.

Diabetes Business

In 2014, BMS and AstraZeneca terminated their diabetes business alliance agreements and BMS sold to AstraZeneca substantially all of the diabetes business comprising the alliance. Consideration for the transaction included tiered royalty payments ranging from 10% to 25% based on net sales through 2025. Royalties were $960 million in 2023, $924 million in 2022 and $725 million in 2021.

In 2015 and 2017, BMS transferred a percentage of its future royalty rights on *Amylin*, *Onglyza** and *Farxiga** net product sales to third parties. As a result of these transfers, the royalty income associated with these products was reduced by $98 million in 2023, $114 million in 2022 and $103 million in 2021.

Mature Products and Other

Manufacturing Operations

In 2022, BMS agreed to sell its manufacturing facility in Syracuse, New York to LOTTE Corporation and accounted for the business as held-for-sale, which resulted in a $63 million impairment charge recorded to Cost of products sold. Assets and liabilities reclassified to held-for-sale were included within Other current assets and Other current liabilities and were $172 million and $20 million, respectively, as of December 31, 2022. In January 2023, BMS completed the sale resulting in cash proceeds of $159 million, which was received in December 2022.

Licensing and Other Arrangements

Royalty and Licensing Income

The following table summarizes the financial impact of *Keytruda** royalties, *Tecentriq** royalties, upfront licensing fees and milestones for products that have not obtained commercial approval, which are included in Other (income)/expense, net.

		Year Ended December 31,				
Dollars in millions		2023		2022		2021
Keytruda* royalties	$	(1,186)	$	(1,001)	$	(841)
Tecentriq* royalties		(107)		(93)		(90)
Upfront licensing fees		—		—		(34)
Contingent milestone income		(91)		(50)		(18)
Amortization of deferred income		(51)		(53)		(39)
Biohaven sublicense income		—		(55)		—
Other royalties		(53)		(31)		(45)
Total	$	(1,488)	$	(1,283)	$	(1,067)

LianBio (mavacamten)

In October 2023, BMS reacquired the rights for mavacamten in China and certain other Asian territories from LianBio. The transaction resulted in a $445 million Acquired IPRD charge which included the cash transferred of $350 million and the carrying value of previously established License intangible asset.

Keytruda* Patent License Agreement

BMS and Ono are parties to a global patent license agreement with Merck related to Merck's PD-1 antibody *Keytruda**. Under the agreement, Merck was obligated to pay ongoing royalties on global sales of *Keytruda** of 6.5% through December 31, 2023, and will pay 2.5% from January 1, 2024 through December 31, 2026. The companies also granted certain rights to each other under their respective patent portfolios pertaining to PD-1. Payments and royalties are shared between BMS and Ono on a 75/25 percent allocation, respectively after adjusting for each parties' legal fees.

Tecentriq* Patent License Agreement

BMS and Ono are parties to a global patent license agreement with Roche Group related to *Tecentriq**, Roche's anti-PD-L1 antibody. Under the agreement, Roche is obligated to pay single-digit royalties on worldwide net sales of *Tecentriq** through December 31, 2026. The royalties are shared between BMS and Ono consistent with existing agreements.

In-license and other arrangements

Immatics

In 2022, BMS obtained a global exclusive license to Immatics' TCR bispecific IMA401 program, which is being studied in oncology. BMS and Immatics collaborate on the development and BMS will be responsible for the commercialization of IMA401 worldwide, including strategic decisions, regulatory responsibilities, funding and manufacturing. Immatics has the option to co-fund U.S. development in exchange for enhanced U.S. royalty payments and/or to co-promote IMA401 in the U.S. The transaction included an upfront payment of $150 million which was expensed to Acquired IPRD in 2022. Immatics is eligible to receive contingent development, regulatory and sales-based milestones up to $770 million, as well as royalties on global net sales.

Agenus

In 2021, BMS obtained a global exclusive license to Agenus' proprietary AGEN1777 bispecific antibody program that blocks TIGIT and an additional target. AGEN1777 is being studied in oncology. BMS is responsible for the development and any subsequent commercialization of AGEN1777 and its related products worldwide, including strategic decisions, regulatory responsibilities, funding and manufacturing. The transaction included a payment of $200 million which was expensed to Acquired IPRD in 2021. In addition, Agenus is eligible to receive contingent development, regulatory and sales-based milestones up to $1.4 billion as well as royalties on global net sales.

Dragonfly

In 2020, BMS obtained a global exclusive license to Dragonfly's interleukin-12 ("IL-12") investigational immunotherapy program. In 2022, a Phase I development milestone for IL-12 was achieved resulting in a $175 million payment to Dragonfly which was expensed to Acquired IPRD. In 2023, BMS notified Dragonfly that it was terminating the global exclusive license that relates to Dragonfly's IL-12 program and all rights were reverted back to Dragonfly.

Other

In 2022, BMS amended the terms of a license arrangement and paid a third party $295 million to extinguish a future royalty obligation related to *Camzyos* (mavacamten), prior to its FDA approval in April 2022, resulting in an Acquired IPRD charge.

Note 5. OTHER (INCOME)/EXPENSE, NET

	Year Ended December 31,		
Dollars in millions	2023	2022	2021
Interest expense	$ 1,166	$ 1,232	$ 1,334
Royalty and licensing income (Note 4)	(1,488)	(1,283)	(1,067)
Royalty income - divestitures (Note 4)	(862)	(832)	(666)
Equity investment losses/(gains), net (Note 9)	160	801	(745)
Integration expenses (Note 6)	242	440	564
Loss on debt redemption (Note 10)	—	266	281
Divestiture gains (Note 4)	—	(211)	(9)
Litigation and other settlements	(390)	178	82
Investment income	(449)	(171)	(39)
Provision for restructuring (Note 6)	365	75	169
Contingent consideration	(8)	(9)	(542)
Other	106	90	(82)
Other (income)/expense, net	$ (1,158)	$ 576	$ (720)

Litigation and Other Settlements

BeiGene Settlement

In 2023, BMS and BeiGene, Ltd. ("BeiGene") entered into an agreement that settled all on-going disputes and claims between the parties, including those related to the *Abraxane* license and supply agreements and related arbitration proceedings as further described in "—Note 20. Legal Proceedings and Contingencies."

The agreement also provided for the termination of all contractual relationships between the parties, including the license and supply arrangements pertaining to *Revlimid* and *Vidaza* effective as of December 31, 2023, subject to BeiGene's right to continue to sell all remaining inventory beyond that date. In consideration for the above, BMS agreed to transfer 23.3 million of BeiGene ordinary shares of common stock held under a share subscription agreement back to BeiGene resulting in $322 million of expense that was included in Other (income)/expense, net in 2023. The expense was determined based on the closing price of the shares on the date of the transfer. In addition, the remaining BeiGene ordinary shares owned by BMS under the share subscription agreement were converted to American Depository Shares, which were subsequently sold in 2023.

AstraZeneca Settlement

In 2023, BMS entered into an agreement with AstraZeneca to settle all outstanding claims between the parties in the CTLA-4 litigation and the two PD-L1 antibody litigations, as further described in "—Note 20. Legal Proceedings and Contingencies." AstraZeneca will pay an aggregate of $560 million to BMS in four payments through September 2026, which will be subject to sharing arrangements with Ono and Dana-Farber. BMS's share is approximately $418 million, of which the net present value of $384 million was reflected in Other (income)/expense in 2023.

Nimbus Change of Control Income

In 2022, BMS and Nimbus entered into a settlement resolving all legal claims and business interests pertaining to Nimbus' TYK2 inhibitor resulting in $40 million of income included in Other (income)/expense. The settlement also provides for BMS to receive additional amounts for contingent development, regulatory approval and sales-based milestones and 10% of any change in control proceeds received by Nimbus related to its TYK2 inhibitor. In 2023, Takeda acquired 100% ownership of Nimbus' TYK2 inhibitor for approximately $4.0 billion in upfront proceeds plus contingent sales-based milestones aggregating up to $2.0 billion. As a result, $400 million of income related to the change of control provision was included in Other (income)/expense in 2023.

Contingent Consideration

Contingent consideration in 2021 included $513 million of fair value adjustments resulting from the change in the traded price of contingent value rights issued with the Celgene acquisition. The contractual obligation to pay the contingent value rights terminated in January 2021 because the FDA did not approve liso-cel (JCAR017) by December 31, 2020.

Note 6. RESTRUCTURING

2023 Restructuring Plan

In 2023, BMS commenced a restructuring plan to accelerate the delivery of medicines to patients by evolving and streamlining its enterprise operating model in key areas, such as R&D, manufacturing, commercial and other functions, to ensure its operating model supports and is appropriately aligned with the Company's strategy to invest in key priorities. These changes primarily include (i) transforming R&D operations to accelerate pipeline delivery, (ii) enhancing our commercial operating model, and (iii) establishing a more responsive manufacturing network and expanding our cell therapy manufacturing capabilities. Charges of approximately $1.0 billion are expected to be incurred through 2025, consisting primarily of employee termination costs and to a lesser extent site exit costs, including impairment and accelerated depreciation of property, plant and equipment.

Celgene and Other Acquisition Plans

Restructuring and integration plans were initiated to realize expected cost synergies resulting from cost savings and avoidance from the acquisition of Celgene (2019), MyoKardia (2020) and Turning Point (2022). As part of these plans, the Company expects to incur charges of approximately $3.9 billion. Cumulative charges of approximately $3.6 billion have been recognized to date including integration planning and execution expenses, employee termination benefit costs and accelerated stock-based compensation, contract termination costs and other shutdown costs associated with site exits. The remaining charges are primarily related to Celgene's IT system integration.

The following provides the charges related to restructuring initiatives by type of cost:

		Year Ended December 31,				
Dollars in millions		2023		2022		2021
2023 Restructuring Plan	$	442	$	—	$	—
Celgene and Other Acquisition Plans		335		520		751
Total charges	$	777	$	520	$	751
Employee termination costs	$	350	$	69	$	159
Other termination costs		15		6		10
Provision for restructuring		365		75		169
Integration expenses		242		440		564
Accelerated depreciation		42		5		2
Asset impairments		126		—		24
Other shutdown costs, net		2		—		(8)
Total charges	$	777	$	520	$	751
Cost of products sold	$	64	$	—	$	24
Marketing, selling and administrative		94		5		3
Research and development		12		—		—
Other (income)/expense, net		607		515		724
Total charges	$	777	$	520	$	751

The following summarizes the charges and spending related to restructuring plan activities:

		Year Ended December 31,		
Dollars in millions		2023		2022
Liability at January 1	$	47	$	101
Provision for restructuring[a]		365		75
Payments		(225)		(122)
Foreign currency translation and other		1		(7)
Liability at December 31	$	188	$	47

(a) Includes reductions to the liability resulting from changes in estimates of $9 million in 2023 and $7 million in 2022.

Note 7. INCOME TAXES

The provision/(benefit) for income taxes consisted of:

		Year Ended December 31,				
Dollars in millions		2023		2022		2021
Current:						
U.S.	$	2,745	$	3,017	$	1,879
Non-U.S.		943		1,089		598
Total current		3,688		4,106		2,477
Deferred:						
U.S.		(2,339)		(2,889)		(1,255)
Non-U.S.		(949)		151		(138)
Total deferred		(3,288)		(2,738)		(1,393)
Total Provision for Income Taxes	$	400	$	1,368	$	1,084

Effective Tax Rate

The reconciliation of the effective tax rate to the U.S. statutory Federal income tax rate was as follows:

	% of Earnings Before Income Taxes					
Dollars in millions	2023		2022		2021	
Earnings before income taxes:						
U.S.	$ 2,624		$ (140)		$ 1,593	
Non-U.S.	5,816		7,853		6,505	
Total	8,440		7,713		8,098	
U.S. statutory rate	1,772	21.0 %	1,620	21.0 %	1,701	21.0 %
GILTI, net of foreign derived intangible income deduction	223	2.6 %	634	8.2 %	645	8.0 %
Foreign tax effect of certain operations in Ireland, Puerto Rico and Switzerland	(850)	(10.1)%	(416)	(5.4)%	(143)	(1.8)%
Non-U.S. tax ruling	(656)	(7.8)%	—	— %	—	— %
Internal transfers of intangible and other assets	—	— %	(93)	(1.2)%	(983)	(12.1)%
U.S. Federal valuation allowance	(171)	(2.0)%	58	0.8 %	6	0.1 %
U.S. Federal, state and foreign contingent tax matters	143	1.7 %	(297)	(3.9)%	154	1.9 %
U.S. Federal research-based credits	(243)	(2.9)%	(142)	(1.8)%	(165)	(2.0)%
Charitable contributions of inventory	(75)	(0.9)%	(94)	(1.2)%	(42)	(0.5)%
Contingent value rights	—	— %	—	— %	(108)	(1.3)%
Puerto Rico excise tax credit	—	— %	(144)	(1.9)%	(152)	(1.9)%
State and local taxes (net of valuation allowance)	92	1.1 %	103	1.3 %	33	0.4 %
Foreign and other	165	2.0 %	139	1.8 %	138	1.6 %
Total Provision for Income Taxes	$ 400	4.7 %	$ 1,368	17.7 %	$ 1,084	13.4 %

GILTI, net of foreign derived intangible income deduction includes a benefit of approximately $325 million due to the revised 2023 guidance regarding the deductibility of certain research and development expenses.

Foreign tax effect of certain operations in Ireland, Puerto Rico and Switzerland includes the impact of earnings mix and a $123 million benefit from the impact of foreign currency on net operating loss and other carryforwards in 2023.

The Non-U.S. tax ruling includes a $656 million deferred income tax benefit regarding the deductibility of a statutory impairment of subsidiary investments in 2023.

Internal transfers of intangible and other assets to streamline our legal entity structure subsequent to the Celgene acquisition resulted in a tax benefit in 2022 and 2021.

U.S. Federal valuation allowance includes a $193 million reversal related to unrealized equity investment losses in 2023.

U.S. Federal, state and foreign contingent tax matters include tax benefits related to lapse of statute and effectively settled contingent tax matters of $89 million in 2023 and $522 million in 2022.

U.S. Federal research-based credits includes credits both on research and development as well as orphan drug. The credits in 2023 include revised estimates upon finalization of prior year tax returns.

Fair value adjustments for contingent value rights are not taxable or tax deductible.

Puerto Rico imposed an excise tax on the gross company purchase price of goods sold from BMS's manufacturer in Puerto Rico. The excise tax was recognized in Cost of products sold when the intra-entity sale occurred. For U.S. income tax purposes, the excise tax was not deductible but resulted in foreign tax credits that were generally recognized in BMS's provision for income taxes when the excise tax was incurred. As of December 31, 2022, BMS amended its existing Puerto Rico decree, eliminating the excise tax and increasing its Puerto Rico tax rate to 10.5% effective for the tax year beginning January 1, 2023, and extending BMS's tax grants an additional 15 years to 2038.

Deferred Taxes and Valuation Allowance

The components of deferred income tax assets/(liabilities) were as follows:

		December 31,		
Dollars in millions		2023		2022
Deferred tax assets				
Foreign net operating loss and other carryforwards	$	2,017	$	566
State net operating loss and credit carryforwards		349		329
U.S. Federal capital loss, net operating loss and tax credit		249		236
Milestone payments and license fees		918		1,030
Capitalized research expenditures		2,682		1,573
Other		1,883		1,284
Total deferred tax assets		8,098		5,018
Valuation allowance		(764)		(873)
Deferred tax assets net of valuation allowance	$	7,334	$	4,145
Deferred tax liabilities				
Acquired intangible assets	$	(4,052)	$	(4,362)
Goodwill and other		(852)		(605)
Total deferred tax liabilities	$	(4,904)	$	(4,967)
Deferred tax assets/(liabilities), net	$	2,430	$	(822)
Recognized as:				
Deferred income taxes assets – non-current	$	2,768	$	1,344
Deferred income taxes liabilities – non-current		(338)		(2,166)
Total	$	2,430	$	(822)

BMS is not indefinitely reinvested with respect to its undistributed earnings from foreign subsidiaries and has provided a deferred tax liability for foreign and state income and withholding tax that would apply. BMS remains indefinitely reinvested with respect to its financial statement basis in excess of tax basis of its foreign subsidiaries. A determination of the deferred tax liability with respect to this basis difference is not practicable.

Foreign net operating loss and other carryforwards includes the impact of a non-U.S. tax ruling regarding the deductibility of a statutory impairment of subsidiary investments.

The U.S. Federal net operating loss carryforwards were $420 million at December 31, 2023. These carryforwards were acquired as a result of certain acquisitions and are subject to limitations under Section 382 of the Internal Revenue Code. The net operating loss carryforwards expire in varying amounts beginning in 2024. The foreign and state net operating loss carryforwards expire in varying amounts beginning in 2024 (certain amounts have unlimited lives).

At December 31, 2023, a valuation allowance of $764 million exists for the following items: $319 million primarily for foreign net operating loss and tax credit carryforwards, $303 million for state deferred tax assets including net operating loss and tax credit carryforwards and $142 million for U.S. Federal deferred tax assets including equity investment fair value adjustments and U.S. Federal net operating loss carryforwards.

Changes in the valuation allowance were as follows:

			Year Ended December 31,			
Dollars in millions		2023		2022		2021
Balance at beginning of year	$	873	$	1,056	$	2,809
Provision		(39)		213		201
Utilization		(54)		(68)		(1,087)
Foreign currency translation		(19)		(59)		(157)
Acquisitions/(dispositions)/(liquidations), net		—		(271)		(720)
Non-U.S. rate change		3		2		10
Balance at end of year	$	764	$	873	$	1,056

In 2022 and 2021, certain foreign net operating losses and related valuation allowances were utilized or eliminated as a result of internal legal entity restructurings.

Income tax payments were $4.3 billion in 2023, $5.4 billion in 2022 and $3.5 billion in 2021.

In connection with the enactment of the TCJA, we were required to pay a one-time transition tax and elected to pay over a period of eight years as permitted under the TCJA. The remaining amounts payable are as follows: $799 million in 2024; $1.0 billion in 2025; and $244 million in 2026.

Business is conducted in various countries throughout the world and is subject to tax in numerous jurisdictions. A significant number of tax returns that are filed are subject to examination by various federal, state and local tax authorities. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported requiring several years to resolve. Liabilities are established for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credit deductibility of certain expenses, and deemed repatriation transition tax. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known. The effect of changes in estimates related to contingent tax liabilities is included in the effective tax rate reconciliation above.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (excluding interest and penalties):

Dollars in millions	Year Ended December 31,		
	2023	2022	2021
Balance at beginning of year	$ 1,766	$ 2,042	$ 2,003
Gross additions to tax positions related to current year	38	53	66
Gross additions to tax positions related to prior years	145	137	75
Gross additions to tax positions assumed in acquisitions	—	15	—
Gross reductions to tax positions related to prior years	(5)	(381)	(22)
Settlements	(30)	(8)	(70)
Reductions to tax positions related to lapse of statute	(4)	(83)	(5)
Cumulative translation adjustment	4	(9)	(5)
Balance at end of year	$ 1,914	$ 1,766	$ 2,042

Additional information regarding unrecognized tax benefits is as follows:

Dollars in millions	Year Ended December 31,		
	2023	2022	2021
Unrecognized tax benefits that if recognized would impact the effective tax rate	$ 1,872	$ 1,736	$ 1,957
Accrued interest	434	332	424
Accrued penalties	23	25	26
Interest and penalties expense/(benefit)	110	(87)	66

Accrued interest and penalties payable for unrecognized tax benefits are included in either current or non-current income taxes payable. Interest and penalties related to unrecognized tax benefits are included in income tax expense. These amounts reflect the beneficial impacts of various tax settlements, including the settlement discussed below.

BMS is currently under examination by a number of tax authorities that proposed or are considering proposing material adjustments to tax positions for issues such as transfer pricing, certain tax credits and the deductibility of certain expenses. As previously disclosed, BMS received several notices of proposed adjustments from the IRS related to transfer pricing and other tax issues for the 2008 to 2012 tax years. BMS disagrees with the IRS's positions and continues to work cooperatively with the IRS to resolve these issues. In 2022, BMS entered the IRS administrative appeals process to resolve these matters. Timing of the final resolution of these complex matters is uncertain and could have a material impact on BMS's financial statements. Tax positions for these years unrelated to matters that entered the administrative appeals process are considered effectively settled.

It is reasonably possible that new issues will be raised by tax authorities that may increase unrecognized tax benefits; however, an estimate of such increases cannot reasonably be made at this time. BMS believes that it has adequately provided for all open tax years by tax jurisdiction.

It is also reasonably possible that the total amount of unrecognized tax benefits at December 31, 2023 could decrease in the range of approximately $100 million to $140 million in the next twelve months as a result of the settlement of certain tax audits and other events. The expected change in unrecognized tax benefits may result in the payment of additional taxes, adjustment of certain deferred taxes and/or recognition of tax benefits. The following is a summary of major tax jurisdictions for which tax authorities may assert additional taxes based upon tax years currently under audit and subsequent years that will likely be audited:

U.S.	2008 to 2012, 2016 to 2023
Canada	2012 to 2023
France	2020 to 2023
Germany	2015 to 2023
Italy	2019 to 2023
Japan	2018 to 2023
UK	2012 to 2023

Note 8. EARNINGS/(LOSS) PER SHARE

	Year Ended December 31,		
Amounts in millions, except per share data	2023	2022	2021
Net earnings attributable to BMS	$ 8,025	$ 6,327	$ 6,994
Weighted-average common shares outstanding - basic	2,069	2,130	2,221
Incremental shares attributable to share-based compensation plans	9	16	24
Weighted-average common shares outstanding - diluted	2,078	2,146	2,245
Earnings per common share			
Basic	$ 3.88	$ 2.97	$ 3.15
Diluted	3.86	2.95	3.12

The total number of potential shares of common stock excluded from the diluted earnings per share computation because of the antidilutive impact was not material in 2023, 2022 and 2021.

Note 9. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments include cash and cash equivalents, marketable debt securities, equity investments, accounts receivable and payable, debt instruments and derivatives.

Changes in exchange rates and interest rates create exposure to market risk. Certain derivative financial instruments are used when available on a cost-effective basis to hedge the underlying economic exposure. These instruments qualify as cash flow, net investment and fair value hedges upon meeting certain criteria, including effectiveness of offsetting hedged exposures. Changes in fair value of derivatives that do not qualify for hedge accounting are recognized in earnings as they occur. Derivative financial instruments are not used for trading purposes.

Financial instruments are subject to counterparty credit risk which is considered as part of the overall fair value measurement. Counterparty credit risk is monitored on an ongoing basis and mitigated by limiting amounts outstanding with any individual counterparty, utilizing conventional derivative financial instruments and only entering into agreements with counterparties that meet high credit quality standards. The consolidated financial statements would not be materially impacted if any counterparty failed to perform according to the terms of its agreement. Collateral is not required by any party whether derivatives are in an asset or liability position under the terms of the agreements.

Fair Value Measurements — The fair value of financial instruments are classified into one of the following categories:

Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs.

Level 2 inputs utilize observable prices for similar instruments and quoted prices for identical or similar instruments in non-active markets. Additionally, certain corporate debt securities utilize a third-party matrix pricing model using significant inputs corroborated by market data for substantially the full term of the assets. Equity and fixed income funds are primarily invested in publicly traded securities valued at the respective NAV of the underlying investments. Level 2 derivative instruments are valued using SOFR yield curves, less credit valuation adjustments, and observable forward foreign exchange rates at the reporting date. Valuations of derivative contracts may fluctuate considerably from volatility in underlying foreign currencies and underlying interest rates driven by market conditions and the duration of the contract. The fair value of Level 2 equity investments is adjusted for characteristics specific to the security and is not adjusted for contractual sale restrictions. Equity investments subject to contractual sale restrictions were not material as of December 31, 2023 and 2022.

Level 3 unobservable inputs are used when little or no market data is available. Level 3 financial liabilities consist of other acquisition related contingent consideration and success payments related to undeveloped product rights.

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2023.

Financial assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2023			December 31, 2022		
Dollars in millions	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents						
Money market and other securities	$ —	$ 8,489	$ —	$ —	$ 7,770	$ —
Marketable debt securities						
Certificates of deposit	—	609	—	—	32	—
Commercial paper	—	92	—	—	98	—
Corporate debt securities	—	460	—	—	—	—
U.S. Treasury securities	—	19	—	—	—	—
Derivative assets		219	—	—	305	—
Equity investments	318	141	—	424	680	—
Derivative liabilities	—	160	—	—	213	—
Contingent consideration liability						
Contingent value rights	4	—	—	5	—	—
Other acquisition related contingent consideration	—	—	8	—	—	24

Marketable Debt Securities

The amortized cost for marketable debt securities approximates its fair value and these securities mature within four years as of December 31, 2023, and one year as of December 31, 2022.

Equity Investments

The following summarizes the carrying amount of equity investments:

	December 31,	
Dollars in millions	2023	2022
Equity investments with readily determinable fair values	$ 459	$ 1,104
Equity investments without readily determinable fair values	698	537
Limited partnerships and other equity method investments	542	546
Total equity investments	$ 1,699	$ 2,187

The following summarizes the activity related to equity investments. Changes in fair value of equity investments are included in Other (income)/expense, net.

Dollars in millions			Year ended December 31,				
		2023		**2022**		**2021**	
Equity investments with readily determined fair values							
Net loss recognized	$	**117**	$	762	$	403	
Net (gain) recognized on investments sold		**(3)**		(17)		(357)	
Net unrealized loss recognized on investments still held		**120**		779		760	
Equity investments without readily determinable fair values							
Upward adjustments		**(9)**		(80)		(918)	
Impairments and downward adjustments		**14**		11		1	
Equity in net (income)/loss of affiliates		**38**		108		(231)	
Total equity investment losses/(gains)		**160**		801		(745)	

Cumulative upwards adjustments and cumulative impairments and downward adjustments based on observable price changes in equity investments without readily determinable fair values still held as of December 31, 2023 were $190 million and $75 million, respectively.

Qualifying Hedges and Non-Qualifying Derivatives

Cash Flow Hedges

BMS enters into foreign currency forward and purchased local currency put option contracts (foreign exchange contracts) to hedge certain forecasted intercompany inventory sales and certain other foreign currency transactions. The objective of these foreign exchange contracts is to reduce variability caused by changes in foreign exchange rates that would affect the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. The fair values of these derivative contracts are recorded as either assets (gain positions) or liabilities (loss positions) in the consolidated balance sheets. Changes in fair value for these foreign exchange contracts, which are designated as cash flow hedges, are temporarily recorded in Accumulated other comprehensive loss ("AOCL") and reclassified to net earnings when the hedged item affects earnings (typically within the next 24 months). As of December 31, 2023, assuming market rates remain constant through contract maturities, we expect to reclassify pre-tax gains of $4 million into Cost of products sold for our foreign exchange contracts out of AOCL during the next 12 months. The notional amount of outstanding foreign currency exchange contracts was primarily $4.4 billion for the euro contracts and $1.2 billion for Japanese yen contracts as of December 31, 2023.

BMS also enters into cross-currency swap contracts to hedge exposure to foreign currency exchange rate risk associated with its long-term debt denominated in euros. These contracts convert interest payments and principal repayment of the long-term debt to U.S. dollars from euros and are designated as cash flow hedges. The unrealized gains and losses on these contracts are reported in AOCL and reclassified to Other (income)/expense, net, in the same periods during which the hedged debt affects earnings. The notional amount of cross-currency interest rate swap contracts associated with long-term debt denominated in euros was $1.2 billion as of December 31, 2023.

Cash flow hedge accounting is discontinued when the forecasted transaction is no longer probable of occurring within 60 days after the originally forecasted date or when the hedge is no longer effective. Assessments to determine whether derivatives designated as qualifying hedges are highly effective in offsetting changes in the cash flows of hedged items are performed at inception and on a quarterly basis. The earnings impact related to discontinued cash flow hedges and hedge ineffectiveness was not material during all periods presented. Foreign currency exchange contracts not designated as a cash flow hedge offset exposures in certain foreign currency denominated assets, liabilities and earnings. Changes in the fair value of these derivatives are recognized in earnings as they occur.

Net Investment Hedges

Cross-currency swap contracts and foreign currency forward contracts of $962 million as of December 31, 2023 are designated to hedge currency exposure of BMS's net investment in its foreign subsidiaries. Contract fair value changes are recorded in the foreign currency translation component of AOCL with a related offset in derivative asset or liability in the consolidated balance sheets. The notional amount of outstanding cross-currency swap and foreign currency forward contracts was primarily attributed to the Japanese yen of $524 million and euro of $438 million as of December 31, 2023.

During the years ended December 31, 2023, 2022 and 2021, the amortization of gains related to the portion of our net investment hedges that was excluded from the assessment of effectiveness was not material.

Fair Value Hedges

Fixed to floating interest rate swap contracts are designated as fair value hedges and used as an interest rate risk management strategy to create an appropriate balance of fixed and floating rate debt. The contracts and underlying debt for the hedged benchmark risk are recorded at fair value. Gains or losses resulting from changes in fair value of the underlying debt attributable to the hedged benchmark interest rate risk are recorded in interest expense with an associated offset to the carrying value of debt. Since the specific terms and notional amount of the swap are intended to align with the debt being hedged, all changes in fair value of the swap are recorded in interest expense with an associated offset to the derivative asset or liability on the consolidated balance sheet. As a result, there was no net impact in earnings. If the underlying swap is terminated prior to maturity, then the fair value adjustment to the underlying debt is amortized as a reduction to interest expense over the remaining term of the debt.

Derivative cash flows, with the exception of net investment hedges, are principally classified in the operating section of the consolidated statements of cash flows, consistent with the underlying hedged item. Cash flows related to net investment hedges are classified in investing activities.

The following summarizes the fair value of outstanding derivatives:

| | December 31, 2023 | | | | December 31, 2022 | | | |
| | Asset[a] | | Liability[b] | | Asset[a] | | Liability[b] | |
Dollars in millions	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
Designated as cash flow hedges								
Foreign exchange contracts	**4,772**	**130**	**1,971**	**(66)**	5,771	271	2,281	(80)
Cross-currency swap contracts	**1,210**	**50**	—	—	—	—	584	(7)
Designated as net investment hedges								
Foreign exchange contracts	—	—	**215**	**(8)**	—	—	—	—
Cross-currency swap contracts	—	—	**747**	**(43)**	72	1	1,157	(78)
Designated as fair value hedges								
Interest rate swap contracts	**2,500**	**3**	**1,755**	**(14)**	—	—	255	(18)
Not designated as hedges								
Foreign currency exchange contracts	**906**	**20**	**1,250**	**(29)**	1,564	33	1,703	(19)
Total return swap contracts[c]	**401**	**16**	—	—	—	—	322	(11)

(a) Included in Other current assets and Other non-current assets.
(b) Included in Other current liabilities and Other non-current liabilities.
(c) Total return swap contracts were entered into to hedge changes in fair value of certain deferred compensation liabilities.

The following table summarizes the financial statement classification and amount of (gain)/loss recognized on hedging instruments:

	Year Ended December 31,					
	2023		**2022**		**2021**	
Dollars in millions	**Cost of products sold**	**Other (income)/ expense, net**	**Cost of products sold**	**Other (income)/ expense, net**	**Cost of products sold**	**Other (income)/ expense, net**
Interest rate swap contracts	$ —	$ **(5)**	$ —	$ (27)	$ —	$ (31)
Cross-currency swap contracts	—	**(65)**	—	(52)	—	(11)
Foreign exchange contracts	**(303)**	**(95)**	(492)	(96)	96	(21)

The following table summarizes the effect of derivative and non-derivative instruments designated as hedging instruments in Other Comprehensive Income/(Loss):

	Year Ended December 31,		
Dollars in millions	**2023**	**2022**	**2021**
Derivatives qualifying as cash flow hedges			
Foreign exchange contracts gain/(loss):			
Recognized in Other Comprehensive Income/(Loss)	$ **13**	$ 592	$ 364
Reclassified to Cost of products sold	**(303)**	(492)	96
Cross-currency swap contracts gain/(loss):			
Recognized in Other Comprehensive Income	**57**	(7)	—
Reclassified to Other (income)/expense, net	**(31)**	(29)	—
Forward starting interest rate swap contract loss:			
Reclassified to Other (income)/expense, net	**—**	(3)	—
Derivatives qualifying as net investment hedges			
Cross-currency swap contracts gain/(loss):			
Recognized in Other Comprehensive Income/(Loss)	**52**	30	38
Foreign Exchange contracts gain/(loss):			
Recognized in Other Comprehensive Income/(Loss)	**(15)**	—	—
Non-derivatives qualifying as net investment hedges			
Non-U.S. dollar borrowings gain/(loss):			
Recognized in Other Comprehensive Income/(Loss) [a]	**(10)**	91	83

[a] In 2023, the Company de-designated its remaining net investment hedge in debt denominated in euros of €375 million, and the amount represents the effective portion of foreign exchange loss on the remeasurement of the debt.

Note 10. FINANCING ARRANGEMENTS

Short-term debt obligations include:

	December 31,	
Dollars in millions	**2023**	**2022**
Non-U.S. short-term borrowings	$ **170**	$ 176
Current portion of long-term debt	**2,873**	3,897
Other	**76**	191
Total	$ **3,119**	$ 4,264

Long-term debt and the current portion of long-term debt includes:

| | December 31, | |
Dollars in millions	**2023**	2022
Principal Value:		
0.537% Notes due 2023	**—**	1,500
2.750% Notes due 2023	**—**	750
3.250% Notes due 2023	**—**	500
3.250% Notes due 2023	**—**	890
7.150% Notes due 2023	**—**	239
2.900% Notes due 2024	**2,478**	2,478
3.625% Notes due 2024	**395**	395
0.750% Notes due 2025	**1,000**	1,000
1.000% Euro Notes due 2025	**636**	613
3.875% Notes due 2025	**229**	229
3.200% Notes due 2026	**1,750**	1,750
6.800% Notes due 2026	**256**	256
1.125% Notes due 2027	**1,000**	1,000
3.250% Notes due 2027	**512**	512
3.450% Notes due 2027	**534**	534
3.900% Notes due 2028	**1,500**	1,500
3.400% Notes due 2029	**2,400**	2,400
1.450% Notes due 2030	**1,250**	1,250
5.750% Notes due 2031	**1,000**	—
2.950% Notes due 2032	**1,750**	1,750
5.900% Notes due 2033	**1,000**	—
1.750% Euro Notes due 2035	**636**	613
5.875% Notes due 2036	**279**	279
6.125% Notes due 2038	**219**	219
4.125% Notes due 2039	**2,000**	2,000
2.350% Notes due 2040	**750**	750
5.700% Notes due 2040	**153**	153
3.550% Notes due 2042	**1,250**	1,250
3.250% Notes due 2042	**500**	500
5.250% Notes due 2043	**226**	226
4.500% Notes due 2044	**342**	342
4.625% Notes due 2044	**748**	748
5.000% Notes due 2045	**758**	758
4.350% Notes due 2047	**1,250**	1,250
4.550% Notes due 2048	**1,272**	1,272
4.250% Notes due 2049	**3,750**	3,750
2.550% Notes due 2050	**1,500**	1,500
3.700% Notes due 2052	**2,000**	2,000
6.250% Notes due 2053	**1,250**	—
3.900% Notes due 2062	**1,000**	1,000
6.400% Notes due 2063	**1,250**	—
6.875% Notes due 2097	**63**	63
0.130% Convertible debt due 2023	**—**	15
Total	**$ 38,886**	$ 38,234

Dollars in millions		December 31,		
		2023		2022
Principal Value	$	**38,886**	$	38,234
Adjustments to Principal Value:				
Fair value of interest rate swap contracts		**(11)**		(18)
Unamortized basis adjustment from swap terminations		**82**		97
Unamortized bond discounts and issuance costs		**(303)**		(284)
Unamortized purchase price adjustments of Celgene debt		**872**		924
Total	$	**39,526**	$	38,953
Current portion of long-term debt	$	**2,873**	$	3,897
Long-term debt		**36,653**		35,056
Total	$	**39,526**	$	38,953

The fair value of long-term debt was $36.7 billion and $34.9 billion at December 31, 2023 and 2022, respectively, valued using Level 2 inputs which are based upon the quoted market prices for the same or similar debt instruments. The fair value of short-term borrowings approximates the carrying value due to the short maturities of the debt instruments.

In February 2024, we entered into a $10.0 billion 364-day senior unsecured delayed draw term loan facility to provide bridge financing for the planned acquisitions of Karuna and RayzeBio. This facility would be drawn only if these acquisitions close prior to our planned issuance of debt securities and, if drawn, would be repaid following the issuance of such securities. No amounts were outstanding as of February 13, 2024.

In 2023, BMS issued an aggregate principal amount of $4.5 billion of fixed rate unsecured senior notes. The Company used the net proceeds of the offering to finance the acquisition of Mirati in January 2024 and for other general corporate purposes. In 2022, BMS issued an aggregate principal amount of $6.0 billion of fixed rate unsecured senior notes with net proceeds of $5.9 billion.

The notes rank equally in right of payment with all of BMS's existing and future senior unsecured indebtedness and are redeemable at any time, in whole, or in part, at varying specified redemption prices plus accrued and unpaid interest.

In 2022, BMS purchased aggregate principal amount of $6.0 billion of certain of its debt securities for $6.6 billion of cash in a series of tender offers and "make whole" redemptions. In connection with these transactions, a $266 million loss on debt redemption was recognized based on the carrying value of the debt and included in Other (income)/expense, net.

In 2021, BMS purchased aggregate principal amount of $3.5 billion of certain of its debt securities for approximately $4.0 billion of cash in a series of tender offers and "make whole" redemptions. In connection with these transactions, a $281 million loss on debt redemption was recognized based on the carrying value of the debt and included in Other (income)/expense, net.

Repayment of notes at maturity aggregated $3.9 billion in 2023, $4.8 billion in 2022 and $2.0 billion in 2021. Interest payments were $1.2 billion in 2023, $1.4 billion in 2022 and $1.5 billion in 2021.

The aggregate maturities of long-term debt for each of the next five years are as follows: $2.9 billion in 2024; $1.9 billion in 2025; $2.0 billion in 2026; $2.0 billion in 2027; and $1.5 billion in 2028. Interest payments related to long-term debt for each of the next five years are as follows: $1.4 billion in 2024; $1.4 billion in 2025; $1.3 billion in 2026; $1.3 billion in 2027; and $1.2 billion in 2028.

Credit Facilities

As of December 31, 2023, BMS had a five-year $5.0 billion revolving credit facility expiring in January 2028, which is extendable annually by one year with the consent of the lenders. In January 2024, we extended the credit facility to January 2029. Additionally, in February 2024, we entered into a $2.0 billion 364-day revolving credit facility. The facilities provide for customary terms and conditions with no financial covenants and may be used to provide backup liquidity for BMS' commercial paper borrowings. No borrowings were outstanding under any revolving credit facility as of December 31, 2023 or 2022.

Available financial guarantees provided in the form of bank overdraft facilities, stand-by letters of credit and performance bonds were $1.0 billion as of December 31, 2023. Stand-by letters of credit and guarantees are issued through financial institutions in support of various obligations, including sale of products to hospitals and foreign ministries of health, bonds for customs, and duties and VAT.

Note 11. RECEIVABLES

		December 31,		
Dollars in millions		2023		2022
Trade receivables	$	9,551	$	8,848
Less charge-backs and cash discounts		(646)		(675)
Less allowance for expected credit loss		(23)		(22)
Net trade receivables		8,882		8,151
Alliance, royalties, VAT and other		2,039		1,735
Receivables	$	10,921	$	9,886

Non-U.S. receivables sold on a nonrecourse basis were $1.0 billion in 2023, $1.0 billion in 2022 and $1.5 billion in 2021. In the aggregate, receivables from three pharmaceutical wholesalers in the U.S. represented approximately 72% and 66% of total trade receivables at December 31, 2023 and 2022, respectively.

Changes to the allowances for expected credit loss, charge-backs and cash discounts were as follows:

			Year Ended December 31,			
Dollars in millions		2023		2022		2021
Balance at beginning of year	$	697	$	744	$	663
Provision[a]		9,158		7,476		7,257
Utilization		(9,186)		(7,521)		(7,170)
Other		—		(2)		(6)
Balance at end of year	$	669	$	697	$	744

(a) Includes provision for expected credit loss of $14 million in 2023, $7 million in 2022 and $4 million in 2021.

Note 12. INVENTORIES

		December 31,		
Dollars in millions		2023		2022
Finished goods	$	663	$	509
Work in process		2,430		1,850
Raw and packaging materials		475		464
Total Inventories	$	3,568	$	2,823
Inventories	$	2,662	$	2,339
Other non-current assets		906		484

Total inventories include fair value adjustments resulting from the Celgene acquisition of approximately $84 million as of December 31, 2022.

Note 13. PROPERTY, PLANT AND EQUIPMENT

		December 31,		
Dollars in millions		2023		2022
Land	$	162	$	162
Buildings		6,495		5,920
Machinery, equipment and fixtures		3,717		3,284
Construction in progress		1,075		1,053
Gross property, plant and equipment		11,449		10,419
Less accumulated depreciation		(4,803)		(4,164)
Property, plant and equipment	$	6,646	$	6,255
United States	$	5,040	$	4,833
International		1,606		1,422
Total	$	6,646	$	6,255

Depreciation expense was $611 million in 2023, $587 million in 2022 and $559 million in 2021.

Note 14. LEASES

Leased facilities for office, research and development, storage and distribution purposes comprise approximately 95% of the total lease obligation. Lease terms vary based on the nature of operations and the market dynamics in each country; however, all leased facilities are classified as operating leases with remaining lease terms between one year and 14 years. Most leases contain specific renewal options for periods ranging between one year and 10 years where notice to renew must be provided in advance of lease expiration or automatic renewals where no advance notice is required. Periods covered by an option to extend the lease were included in the non-cancellable lease term when exercise of the option was determined to be reasonably certain. Certain leases also contain termination options that provide the flexibility to terminate the lease ahead of its expiration with sufficient advance notice. Periods covered by an option to terminate the lease were included in the non-cancellable lease term when exercise of the option was determined not to be reasonably certain. Judgment is required in assessing whether renewal and termination options are reasonably certain to be exercised. Factors are considered such as contractual terms compared to current market rates, leasehold improvements expected to have significant value, costs to terminate a lease and the importance of the facility to operations. Costs determined to be variable and not based on an index or rate were not included in the measurement of real estate lease liabilities. These variable costs include real estate taxes, insurance, utilities, common area maintenance and other operating costs. As the implicit rate on most leases is not readily determinable, an incremental borrowing rate was applied on a portfolio approach to discount its real estate lease liabilities.

The remaining lease obligations are comprised of vehicles and a research and development facility operated by a third party under management's direction. Vehicle lease terms vary by country with terms generally between one year and four years.

The following table summarizes the components of lease expense:

	Year Ended December 31,		
Dollars in millions	2023	2022	2021
Operating lease cost	$ 317	$ 224	$ 220
Variable lease cost	79	55	44
Short-term lease cost	20	20	17
Sublease income	(11)	(6)	(7)
Total operating lease expense	$ 405	$ 293	$ 274

Operating lease right-of-use assets and liabilities were as follows:

	December 31,	
Dollars in millions	2023	2022
Other non-current assets	$ 1,390	$ 1,220
Other current liabilities	$ 162	$ 136
Other non-current liabilities	1,530	1,261
Total liabilities	$ 1,692	$ 1,397

Future lease payments for non-cancellable operating leases as of December 31, 2023 were as follows:

Dollars in millions	
2024	$ 225
2025	236
2026	211
2027	205
2028	192
Thereafter	1,061
Total future lease payments	2,130
Less imputed interest	(438)
Total lease liability	$ 1,692

Right-of-use assets obtained in exchange for new operating lease obligations were $389 million in 2023. Right-of-use assets impairment charge was $85 million in 2023. Cash paid for amounts included in the measurement of operating lease liabilities was $195 million in 2023, $203 million in 2022 and $189 million in 2021.

Undiscounted lease obligations for operating leases not yet commenced were $542 million as of December 31, 2023. The obligation primarily relates to a research and development facility that is being constructed by the lessor and is expected to be ready for use in 2025.

Supplemental balance sheet information related to leases was as follows:

	December 31,	
	2023	2022
Weighted average remaining lease term	10 years	11 years
Weighted average discount rate	4 %	4 %

Note 15. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying amounts in Goodwill were as follows:

	December 31,	
Dollars in millions	2023	2022
Beginning balance	$ 21,149	$ 20,502
Turning Point acquisition	—	695
Currency translation and other adjustments	20	(48)
Ending balance	$ 21,169	$ 21,149

Other Intangible Assets

Other intangible assets consisted of the following:

		December 31,					
		2023			2022		
Dollars in millions	Estimated Useful Lives	Gross carrying amounts	Accumulated amortization	Other intangible assets, net	Gross carrying amounts	Accumulated amortization	Other intangible assets, net
Licenses	5 − 15 years	$ 218	$ (118)	$ 100	$ 400	$ (128)	$ 272
Acquired marketed product rights	3 − 15 years	62,858	(40,066)	22,792	60,477	(31,949)	28,528
Capitalized software	3 − 10 years	1,497	(1,027)	470	1,555	(1,056)	499
IPRD		3,710	—	3,710	6,560	—	6,560
Total		$ 68,283	$ (41,211)	$ 27,072	$ 68,992	$ (33,133)	$ 35,859

In November 2023, $2.8 billion of IPRD, previously allocated to repotrectinib (*Augtyro*), was transferred to Acquired marketed product rights upon obtaining FDA approval. Refer to "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for further information related to the Turning Point acquisition.

In December 2023, BMS agreed to pay $400 million to the former shareholders of Impact Biomedicines to extinguish all remaining contingent milestone obligations, which was recorded to Acquired marketed product rights for *Inrebic* in the amount of $511 million (after establishing the applicable deferred tax liability). The $400 million was paid in January 2024.

Amortization expense of Other intangible assets was $9.2 billion in 2023, $9.7 billion in 2022 and $10.2 billion in 2021. Future annual amortization expense of Other intangible assets is expected to be approximately $8.7 billion in 2024, $3.2 billion in 2025, $1.7 billion in 2026, $1.6 billion in 2027 and $1.6 billion in 2028.

Other intangible asset impairment charges were $136 million in 2023, $101 million in 2022 and $1.2 billion in 2021.

The impairment charges in 2023 and 2022 primarily resulted from decisions to discontinue development of investigational compounds in connection with the prioritization of current pipeline opportunities.

In 2021, a $610 million IPRD impairment charge for an investigational compound was recorded in Research and development expense primarily resulting from changes in clinical timelines, expected launch dates and competitive landscape. The compound is being studied as a potential treatment for hematologic diseases and was acquired in the acquisition of Celgene. The charge represented a partial write-down of its carrying value based on the estimated fair value determined using discounted cash flow projections.

In 2021, a $230 million IPRD impairment charge was recorded in Research and development expense following a decision to discontinue development of an investigational compound in connection with the prioritization of pipeline opportunities. The compound was being studied as a potential treatment for fibrotic diseases and was acquired in the acquisition of Celgene. The charge represented a full write-down based on the estimated fair value determined using discounted cash flow projections.

In 2021, *Inrebic* EU regulatory approval milestones of $300 million were achieved resulting in a $385 million increase to the acquired marketed product rights intangible asset, after establishing the applicable deferred tax liability. An impairment charge of $315 million was recognized in Cost of products sold as the carrying value of this asset exceeded the projected undiscounted cash flows of the asset. The charge was equal to the excess of the asset's carrying value over its estimated fair value using discounted cash flow projections.

Note 16. SUPPLEMENTAL FINANCIAL INFORMATION

	December 31,	
Dollars in millions	2023	2022
Income taxes	$ 3,927	$ 3,547
Research and development	723	579
Contract assets	416	504
Restricted cash[a]	55	148
Other	786	1,017
Other current assets	$ 5,907	$ 5,795

	December 31,	
Dollars in millions	2023	2022
Equity investments	$ 1,699	$ 2,187
Operating leases	1,390	1,220
Inventories	906	484
Pension and postretirement	284	285
Research and development	413	496
Restricted cash[a]	—	54
Receivables and convertible notes	436	—
Other	242	214
Other non-current assets	5,370	4,940

(a) Restricted cash consists of funds restricted for annual Company contributions to the defined contribution plan in the U.S. and escrow for litigation settlements. Cash is restricted when withdrawal or general use is contractually or legally restricted.

	December 31,	
Dollars in millions	2023	2022
Rebates and discounts	$ 7,680	$ 6,702
Income taxes	1,371	942
Employee compensation and benefits	1,291	1,425
Research and development	1,257	1,359
Dividends	1,213	1,196
Interest	349	321
Royalties	465	431
Operating leases	162	136
Other	2,096	2,074
Other current liabilities	$ 15,884	$ 14,586

Dollars in millions	December 31,	
	2023	2022
Income taxes	$ 3,288	$ 3,992
Pension and postretirement	480	402
Operating leases	1,530	1,261
Deferred income	300	283
Deferred compensation	427	349
Other	396	303
Other non-current liabilities	$ 6,421	$ 6,590

Note 17. EQUITY

Dollars and shares in millions	Common Stock		Capital in Excess of Par Value of Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock		Noncontrolling Interest
	Shares	Par Value				Shares	Cost	
Balance at December 31, 2020	2,923	$ 292	$ 44,325	$ (1,839)	$21,281	679	$(26,237)	$ 60
Net earnings	—	—	—	—	6,994	—	—	20
Other Comprehensive Income/(Loss)	—	—	—	571	—	—	—	—
Cash dividends declared[a]	—	—	—	—	(4,455)	—	—	—
Share repurchases	—	—	—	—	—	102	(6,240)	—
Stock compensation	—	—	36	—	—	(34)	1,218	—
Distributions	—	—	—	—	—	—	—	(20)
Balance at December 31, 2021	2,923	292	44,361	(1,268)	23,820	747	(31,259)	60
Net earnings	—	—	—	—	6,327	—	—	18
Other Comprehensive Income/(Loss)	—	—	—	(13)	—	—	—	—
Cash dividends declared[a]	—	—	—	—	(4,644)	—	—	—
Share repurchases	—	—	—	—	—	109	(8,001)	—
Stock compensation	—	—	804	—	—	(31)	642	—
Distributions	—	—	—	—	—	—	—	(21)
Balance at December 31, 2022	2,923	292	45,165	(1,281)	25,503	825	(38,618)	57
Net earnings	—	—	—	—	8,025	—	—	14
Other Comprehensive Income/(Loss)	—	—	—	(265)	—	—	—	—
Cash dividends declared[a]	—	—	—	—	(4,762)	—	—	—
Share repurchases	—	—	105	—	—	87	(5,306)	—
Stock compensation	—	—	410	—	—	(10)	147	—
Convertible debt	—	—	4	—	—	—	11	—
Distributions	—	—	—	—	—	—	—	(16)
Balance at December 31, 2023	2,923	$ 292	$ 45,684	$ (1,546)	$28,766	902	$(43,766)	$ 55

(a) Cash dividends declared per common share were $2.31 in 2023, $2.19 in 2022 and $2.01 in 2021.

BMS has a share repurchase program, authorized by its Board of Directors, allowing for repurchases of its shares, effected in the open market or through privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act, including through Rule 10b5-1 trading plans. The share repurchase program does not obligate us to repurchase any specific number of shares, does not have a specific expiration date and may be suspended or discontinued at any time. Treasury stock is recognized at the cost to reacquire the shares. Shares issued from treasury are recognized utilizing the first-in first-out method and are generally funded by cash on hand. In December 2023, the Board of Directors approved an increase of $3.0 billion to the share repurchase authorization for BMS's common stock. The remaining share repurchase capacity under the BMS share repurchase program was $5.0 billion as of December 31, 2023.

In 2021, BMS repurchased approximately 102 million shares of common stock for $6.2 billion.

In 2022, BMS entered into ASR agreements and repurchased 69 million shares of common stock for $5.0 billion. In addition, as part of its share repurchase program, BMS repurchased 40 million shares of its common stock for $3.0 billion.

In 2023, BMS entered into ASR agreements and repurchased 70 million shares of common stock for $4.0 billion. In addition, as part of its share repurchase program, BMS repurchased 17 million shares of its common stock for $1.2 billion.

The ASR agreements were funded with cash on-hand. The total number of shares repurchased under the ASR agreements was based on volume-weighted average prices of BMS's common stock during the terms of the ASR transactions less a discount and subject to adjustments pursuant to the terms and conditions of the ASR agreements.

The components of Other Comprehensive Income/(Loss) were as follows:

	Year Ended December 31,								
	2023			2022			2021		
Dollars in millions	Pretax	Tax	After Tax	Pretax	Tax	After Tax	Pretax	Tax	After Tax
Derivatives qualifying as cash flow hedges:									
Recognized in Other comprehensive income/(loss)	**$ 70**	**$ (12)**	**$ 58**	$ 585	$ (79)	$ 506	$ 364	$ (34)	$ 330
Reclassified to net earnings[(a)]	**(334)**	**46**	**(288)**	(524)	72	(452)	95	(10)	85
Derivatives qualifying as cash flow hedges	**(264)**	**34**	**(230)**	61	(7)	54	459	(44)	415
Pension and postretirement benefits:									
Actuarial gains/(losses)	**(140)**	**25**	**(115)**	146	(25)	121	220	(40)	180
Amortization[(b)]	**—**	**—**	**—**	21	(6)	15	41	(10)	31
Settlements[(b)]	**—**	**—**	**—**	11	(2)	9	(6)	1	(5)
Pension and postretirement benefits	**(140)**	**25**	**(115)**	178	(33)	145	255	(49)	206
Marketable debt securities:									
Unrealized (losses)/gains	**3**	**(1)**	**2**	(2)	—	(2)	(11)	2	(9)
Foreign currency translation	**84**	**(6)**	**78**	(183)	(27)	(210)	(14)	(27)	(41)
Other comprehensive income/(loss)	**$ (317)**	**$ 52**	**$ (265)**	$ 54	$ (67)	$ (13)	$ 689	$ (118)	$ 571

(a) Included in Cost of products sold and Other (income)/expense, net. Refer to "—Note 9. Financial Instruments and Fair Value Measurements" for further information.
(b) Included in Other (income)/expense, net.

The accumulated balances related to each component of Other Comprehensive Income/(Loss), net of taxes, were as follows:

	December 31,	
Dollars in millions	2023	2022
Derivatives qualifying as cash flow hedges	**$ 2**	$ 232
Pension and postretirement benefits	**(738)**	(623)
Marketable debt securities	**2**	—
Foreign currency translation[(a)]	**(812)**	(890)
Accumulated other comprehensive loss	**$ (1,546)**	$ (1,281)

(a) Included in foreign currency are net investment hedges gains of $144 million and $125 million as of December 31, 2023 and December 31, 2022, respectively.

Note 18. RETIREMENT BENEFITS

BMS sponsors defined benefit pension plans, defined contribution plans and termination indemnity plans for certain employees.

Defined Benefit Pension Plans

The net periodic benefit cost of defined benefit pension plans was $11 million, $27 million, and $28 million during the years ended December 31, 2023, 2022 and 2021, respectively.

Changes in defined benefit pension plan obligations, assets, funded status and amounts recognized in the consolidated balance sheets were as follows:

Dollars in millions		Year Ended December 31,		
		2023		2022
Benefit obligations at beginning of year	$	1,976	$	2,935
Service cost—benefits earned during the year		29		36
Interest cost		80		42
Settlements and curtailments		(41)		(58)
Actuarial (gains)/losses		165		(760)
Benefits paid		(65)		(68)
Foreign currency and other		94		(151)
Benefit obligations at end of year	$	2,238	$	1,976
Fair value of plan assets at beginning of year	$	2,027	$	2,815
Actual return on plan assets		130		(570)
Employer contributions		56		76
Settlements		(38)		(53)
Benefits paid		(65)		(68)
Foreign currency and other		102		(173)
Fair value of plan assets at end of year	$	2,212	$	2,027
Funded status	$	(26)	$	51
Assets/(Liabilities) recognized:				
Other non-current assets	$	284	$	285
Other current liabilities		(20)		(21)
Other non-current liabilities		(290)		(213)
Funded status	$	(26)	$	51
Recognized in Accumulated other comprehensive loss:				
Net actuarial losses	$	994	$	869
Prior service credit		(21)		(25)
Total	$	973	$	844

The accumulated benefit obligation for defined benefit pension plans was $2.2 billion and $2.0 billion at December 31, 2023 and 2022, respectively.

Additional information related to pension plan was as follows:

Dollars in millions		December 31,		
		2023		2022
Pension plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligation	$	1,045	$	728
Fair value of plan assets		735		495
Pension plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligation		1,017		728
Fair value of plan assets		734		495

Actuarial Assumptions

Weighted-average assumptions used to determine defined benefit pension plan obligations were as follows:

	December 31,	
	2023	2022
Discount rate	3.4 %	4.0 %
Rate of compensation increase	1.4 %	1.2 %
Interest crediting rate	2.5 %	2.5 %

Weighted-average actuarial assumptions used to determine defined benefit pension plan net periodic benefit cost were as follows:

	Year Ended December 31,		
	2023	2022	2021
Discount rate	4.0 %	1.6 %	1.2 %
Expected long-term return on plan assets	4.1 %	3.6 %	3.6 %
Rate of compensation increase	1.2 %	1.0 %	1.3 %
Interest crediting rate	2.5 %	2.1 %	2.2 %

The yield on high quality corporate bonds matching the duration of the benefit obligations is used in determining the discount rate. The FTSE Pension Discount Curve is used in developing the discount rate for the U.S. plans.

The expected return on plan assets assumption for each plan is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolio. Several factors are considered in developing the expected return on plan assets, including long-term historical returns and input from external advisors. Individual asset class return forecasts were developed based upon market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted-average of the target asset allocation of each individual asset class.

Actuarial gains and losses resulted from changes in actuarial assumptions (such as changes in the discount rate and revised mortality rates) and from differences between assumed and actual experience (such as differences between actual and expected return on plan assets). Actuarial gains and losses related to plan benefit obligations primarily resulted from changes in discount rates.

Postretirement Benefit Plans

Comprehensive medical and group life benefits are provided for substantially all BMS U.S. retirees electing to participate in comprehensive medical and group life plans and to a lesser extent certain benefits for non-U.S. employees. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement. The life insurance plan is noncontributory. Postretirement benefit plan obligations were $183 million and $187 million at December 31, 2023 and 2022, respectively. The weighted-average discount rate used to determine benefit obligations was 4.8% and 5.0% at December 31, 2023 and 2022, respectively. The net periodic benefit credits were not material.

Plan Assets

The fair value of pension plan assets by asset category was as follows:

	December 31, 2023				December 31, 2022			
Dollars in millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Plan Assets								
Equity securities	$ 1	$ —	$ —	$ 1	$ 1	$ —	$ —	$ 1
Equity funds	—	363	7	370	—	368	—	368
Fixed income funds	—	785	—	785	—	697	—	697
Corporate debt securities	—	332	—	332	—	376	—	376
U.S. Treasury and agency securities	—	58	—	58	—	75	—	75
Insurance contracts	—	—	224	224	—	—	123	123
Cash and cash equivalents	32	—	—	32	43	—	—	43
Other	—	18	38	56	—	15	35	50
Plan assets subject to leveling	$ 33	$ 1,556	$ 269	$ 1,858	$ 44	$ 1,531	$ 158	$ 1,733
Plan assets measured at NAV as a practical expedient				354				294
Net plan assets				$ 2,212				$ 2,027

The investment valuation policies per investment class are as follows:

Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs. These instruments include equity securities, equity funds and fixed income funds publicly traded on a national securities exchange, and cash and cash equivalents. Cash and cash equivalents are highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value. Pending trade sales and purchases are included in cash and cash equivalents until final settlement.

Level 2 inputs utilize observable prices for similar instruments, quoted prices for identical or similar instruments in non-active markets, and other observable inputs that can be corroborated by market data for substantially the full term of the assets or liabilities. Equity funds and fixed income funds classified as Level 2 within the fair value hierarchy are valued at the NAV of their shares held at year end, which represents fair value. Corporate debt securities and U.S. Treasury and agency securities classified as Level 2 within the fair value hierarchy are valued utilizing observable prices for similar instruments and quoted prices for identical or similar instruments in markets that are not active.

Level 3 unobservable inputs are used when little or no market data is available. Insurance contracts are held by certain foreign pension plans and are carried at contract value, which approximates the estimated fair value and is based on the fair value of the underlying investment of the insurance company.

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2023. Investments using the practical expedient consist primarily of multi-asset funds which are redeemable on either a daily, weekly, or monthly basis.

The investment strategy is to maximize return while maintaining an appropriate level of risk to provide sufficient liquidity for benefit obligations and plan expenses. Individual plan investment allocations are determined by local fiduciary committees and the composition of total assets for all pension plans at December 31, 2023 was broadly characterized as an allocation between equity securities (21%), debt securities (63%) and other investments (16%).

Contributions and Estimated Future Benefit Payments

The Company's estimated annual contributions and future benefits payments are not expected to be material.

Savings Plans

The principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program. The contributions are based on employee contributions and the level of Company match. The U.S. defined contribution plan expense was approximately $380 million in 2023, $360 million in 2022 and $350 million in 2021.

Note 19. EMPLOYEE STOCK BENEFIT PLANS

On May 4, 2021, the shareholders approved the 2021 Stock Award and Incentive Plan (the "2021 Plan") replacing our previous equity plans. The 2021 Plan authorizes awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), dividend equivalents, performance share units ("PSUs"), market share units ("MSUs") and other stock-based awards. As of December 31, 2023, the 2021 Plan was the only plan under which we were authorized to grant equity awards.

The 2021 Plan provides for 85 million shares to be authorized for grants plus shares recaptured upon forfeitures or other terminations of awards under our previous equity awards plans, subject to adjustments in accordance with the terms of the 2021 Plan. As of December 31, 2023, 70 million shares were available for award and 40 million equity awards were outstanding (stock options, RSUs, MSUs and PSUs). Shares generally are issued from treasury stock to satisfy BMS's obligations under the 2021 Plan and our prior equity award plans.

Under the 2021 Plan, executive officers and other employees may be granted options to purchase common stock at no less than the market price on the date the option is granted. Options generally become exercisable ratably over four years and have a maximum term of 10 years. The 2021 Plan provides for the granting of SARs whereby the grantee may surrender exercisable rights and receive common stock and/or cash measured by the excess of the market price of the common stock over the award's exercise price. BMS did not grant stock options or SARs during the years ended December 31, 2023, 2022 and 2021. Options that were outstanding during those years generally vested ratably over four years (some options granted as replacements for options held by Celgene option holders upon the acquisition of Celgene in 2019 provided for cliff vesting and/or longer or shorter vesting periods).

RSUs are granted to executive officers and other employees, subject to restrictions as to continuous employment. Generally, vesting occurs ratably over a three- to four-year period from grant date, subject to accelerated vesting in specified circumstances. A stock unit is a right to receive stock at the end of the specified vesting and/or deferral period; stock units have no voting rights. BMS grants non-forfeitable stock units to its non-employee directors.

MSUs are granted to executive officers. Vesting is conditioned upon continuous employment and occurs ratably over four years, subject to accelerated vesting in specified circumstances. The number of shares issued upon vesting of MSUs is determined based on a specified payout factor requiring that the market price per share at a specified measurement date be at least 80% of the grant-date share price (market condition) for awards granted in 2023 (60% prior to 2022). Attainment of a higher payout factor, calculated as the share price on measurement date divided by share price on award date, results in a higher percentage payout of MSUs, up to a maximum of 225% of the target number of MSUs for awards granted in 2023 (200% prior to 2022). The share price used in the payout factor is calculated using an average of the closing prices on the grant date or measurement date, and the nine trading days immediately preceding the grant date or measurement date.

PSUs are granted to executive officers, have a three-year performance cycle and are granted as a target number of stock units subject to adjustment. The number of shares issued when PSUs vest is determined based on the achievement of specified performance goals (a performance condition) and based on BMS's three-year relative total shareholder return compound annual growth rate relative to a peer group of companies (a market condition) for awards granted in 2023 (three-year total shareholder return relative to a peer group of companies prior to 2023) and can range from 0% to a maximum of 200% of the target number of PSUs. Vesting is conditioned upon continuous employment and occurs on the third anniversary of the grant date, subject to accelerated vesting in specified circumstances.

Stock-based compensation expense for awards ultimately expected to vest is recognized over the vesting period. Forfeitures are estimated based on historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense was as follows:

	Year Ended December 31,		
Dollars in millions	2023	2022	2021
Cost of products sold	$ 51	$ 41	$ 57
Marketing, selling and administrative	215	195	241
Research and development	252	221	272
Other (income)/expense, net	—	—	13
Total stock-based compensation expense	$ 518	$ 457	$ 583
Income tax benefit[a]	$ 105	$ 91	$ 120

(a) Income tax benefit excludes excess tax benefits from share-based compensation awards that were vested or exercised of $19 million in 2023, $74 million in 2022 and $38 million in 2021.

The following table summarizes the stock compensation activity for the year ended December 31, 2023:

	Stock Options		RSUs		MSUs		PSUs	
Shares in Millions	Number of Options	Weighted-Average Exercise Price of Shares	Number of Nonvested RSUs	Weighted-Average Grant-Date Fair Value	Number of Nonvested MSUs	Weighted-Average Grant-Date Fair Value	Number of Nonvested PSUs	Weighted-Average Grant-Date Fair Value
Balance at January 1, 2023	21.9	$ 55.25	16.9	$ 59.17	1.8	$ 58.25	3.5	$ 60.88
Granted	—	—	9.5	60.26	1.0	57.99	1.5	63.86
Released/Exercised	(4.8)	46.79	(6.3)	57.57	(0.7)	56.64	(1.1)	55.59
Adjustments for actual payout	—	—	—	—	0.1	54.42	0.1	55.59
Forfeited/Canceled	(0.9)	63.49	(2.1)	60.10	(0.3)	58.78	(0.4)	64.29
Balance at December 31, 2023	16.2	57.34	18.0	60.21	1.9	58.52	3.6	63.32
Expected to vest			15.8	60.14	1.6	58.50	2.9	63.07

	Restricted Stock Units	Market Share Units	Performance Share Units
Dollars in millions			
Unrecognized compensation cost	$ 763	$ 49	$ 75
Expected weighted-average period in years of compensation cost to be recognized	2.5	2.7	1.6

Amounts in Millions, except per share data	2023	2022	2021
Weighted-average grant date fair value (per share):			
RSUs	**60.26**	64.12 $	56.58
MSUs	**57.99**	60.74	58.04
PSUs	**63.86**	66.76	59.04
Fair value of awards that vested:			
RSUs - replacement awards	$ **—**	$ 152	$ 519
RSUs	**365**	300	246
MSUs	**45**	44	37
PSUs	**65**	68	61
Total intrinsic value of stock options exercised	**90**	526	512

The fair value of RSUs approximates the closing market price of BMS's common stock on the grant date after adjusting for the units not eligible for accrual of dividend equivalents. The fair value of MSUs is estimated as of the grant date using a Monte Carlo simulation. The fair value of PSUs is estimated as of the grant date for the portion related to the relative total shareholder return measure, using a Monte Carlo simulation and, for the remaining portion, based on the closing market price of BMS's common stock on the grant date after adjusting for the units not eligible for accrual of dividend equivalents, and taking into account the probability of satisfying the performance condition as of the grant date.

The following table summarizes significant outstanding and exercisable options at December 31, 2023:

Range of Exercise Prices	Number of Options (in millions)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (in millions)
$10 - $40	**0.7**	**0.8**	$ **36.34**	$ **11**
$40 - $55	**5.5**	**2.8**	**49.76**	**16**
$55 - $65	**6.6**	**1.9**	**59.45**	**—**
$65 +	**3.4**	**2.5**	**70.04**	**—**
Outstanding	**16.2**	**2.3**	**57.34**	$ **26**
Exercisable	**16.2**	**2.3**	**57.34**	$ **26**

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the closing stock price of $51.31 on December 29, 2023, which was the last trading day of 2023.

Note 20. LEGAL PROCEEDINGS AND CONTINGENCIES

BMS and certain of its subsidiaries are involved in various lawsuits, claims, government investigations and other legal proceedings that arise in the ordinary course of business. These claims or proceedings can involve various types of parties, including governments, competitors, customers, partners, suppliers, service providers, licensees, licensors, employees, or shareholders, among others. These matters may involve patent infringement, antitrust, securities, pricing, sales and marketing practices, environmental, commercial, contractual rights, licensing obligations, health and safety matters, consumer fraud, employment matters, product liability and insurance coverage, among others. The resolution of these matters often develops over a long period of time and expectations can change as a result of new findings, rulings, appeals or settlement arrangements. Legal proceedings that are significant or that BMS believes could become significant or material are described below.

While BMS does not believe that any of these matters, except as otherwise specifically noted below, will have a material adverse effect on its financial position or liquidity as BMS believes it has substantial claims and/or defenses in the matters, the outcomes of BMS's legal proceedings and other contingencies are inherently unpredictable and subject to significant uncertainties. There can be no assurance that there will not be an increase in the scope of one or more of these pending matters or any other or future lawsuits, claims, government investigations or other legal proceedings will not be material to BMS's financial position, results of operations or cash flows for a particular period. Furthermore, failure to successfully enforce BMS's patent rights would likely result in substantial decreases in the respective product revenues from generic competition.

Unless otherwise noted, BMS is unable to assess the outcome of the respective matters nor is it able to estimate the possible loss or range of losses that could potentially result for such matters. Contingency accruals are recognized when it is probable that a liability will be incurred and the amount of the related loss can be reasonably estimated. Developments in legal proceedings and other matters that could cause changes in the amounts previously accrued are evaluated each reporting period. For a discussion of BMS's tax contingencies, see " — Note 7. Income Taxes."

INTELLECTUAL PROPERTY

Eliquis - Europe
Lawsuits have been filed by generic companies in various countries in Europe seeking revocation of our composition-of-matter patents and SPCs relating to *Eliquis*, and trials or preliminary proceedings have been held in certain of those cases.

In Croatia, on October 20, 2023, BMS filed a request with the Commercial Court of Zagreb for a preliminary injunction to prohibit Teva from offering, storing or selling generic *Eliquis* products in Croatia, and a decision is pending.

In Finland, the court granted our request for a preliminary injunction prohibiting Teva from offering, storing or selling generic *Eliquis* products in Finland that have obtained price and reimbursement. A trial regarding Teva's challenge to the validity of the Finnish composition-of-matter patent and related SPC concluded on July 5, 2023, and a decision is pending.

In France, a trial was held regarding Teva's challenge to the validity of the French composition-of-matter patent and related SPC, and a decision was issued on June 8, 2023, confirming their validity and rejecting Teva's claims. Teva has appealed the decision.

In Ireland, the court granted our request for a preliminary injunction prohibiting Teva from making, offering, putting on the market and/or using and/or importing or stocking for the aforesaid purposes, generic *Eliquis* products. The trial court's preliminary injunction decision was subsequently affirmed on appeal by the Irish Court of Appeal. A trial regarding Teva's challenge to the validity of the Irish composition-of-matter patent and related SPC concluded on July 28, 2023, and in a decision delivered on December 8, 2023, the Irish trial court found the Irish composition-of-matter patent and related SPC to be invalid. BMS intends to appeal the Irish trial court's decision.

In the Netherlands, our requests for preliminary injunctions to prevent at-risk generic launches by Sandoz, Stada and Teva prior to full trials on the validity of the Dutch composition-of-matter patent and SPC were initially denied by the lower courts. However, in a judgment issued on August 15, 2023, the Dutch Court of Appeal overturned the decisions of the lower court, issued preliminary injunctions against Sandoz, Stada and Teva and ordered those companies to recall any generic *Eliquis* product from the Dutch market. Trials regarding challenges brought by Sandoz and Teva, respectively, to the validity of the Dutch composition-of-matter patent and related SPC took place on October 13, 2023 and January 12, 2024, and decisions are pending.

In Norway, a trial was held regarding Teva's challenge to the validity of the Norwegian composition-of-matter patent and related SPC, and a decision was issued on May 23, 2023, confirming their validity and rejecting Teva's claims. Teva has appealed the decision, and a hearing on the appeal is scheduled for April 2024.

In Portugal, there are patent validity and infringement proceedings pending with multiple companies seeking to market generic versions of *Eliquis*. A trial regarding Mylan's challenge to the validity of the Portuguese composition-of-matter patent is scheduled to commence in February 2024. In early September 2023, Teva launched a generic *Eliquis* product on the Portuguese market. On September 15, 2023, the Company filed a request for a preliminary injunction against Teva at the Portuguese Intellectual Property Court.

In Romania, our request for a preliminary injunction against Teva was initially denied by the lower court. However, in January 2024, the Romania Court of Appeal overturned the decision of the lower court, and issued a preliminary injunction against Teva prohibiting Teva from offering, storing or selling generic Eliquis products in Romania.

In Spain, a trial regarding Teva's challenge to the validity of the Spanish composition-of-matter patent and related SPC was held on October 18-19, 2023, and in a decision delivered in January 2024, the Spanish court found the Spanish composition-of-matter patent and related SPC to be invalid. BMS intends to appeal the Spanish court's decision.

In Sweden, a trial was held regarding Teva's challenge to the validity of the Swedish composition-of-matter patent and related SPC, and a decision was issued on November 2, 2022, confirming their validity and rejecting Teva's claims. Teva has appealed the decision, and a hearing on the appeal is scheduled for May 2024.

In Switzerland, a trial regarding Teva's challenge to the validity of the Swiss composition-of-matter patent and related SPC was held on November 29, 2023, and a decision is pending.

In the UK, Sandoz and Teva filed lawsuits seeking revocation of the UK composition-of-matter patent and related SPC. BMS subsequently filed counterclaims for infringement in both actions. A combined trial took place in February 2022, and in a judgment issued on April 7, 2022, the judge found the UK apixaban composition-of-matter patent and related SPC invalid. BMS appealed the judgment and on May 4, 2023, the Court of Appeal upheld the lower court's decision. On October 31, 2023, the UK Supreme Court rejected BMS's application to appeal. Following the first instance decision in the UK, generic manufacturers have begun marketing generic versions of *Eliquis* in the UK.

In addition to the above, challenges to the validity of the composition-of-matter patent and related SPC are pending in Denmark, Italy, Poland, Czechia, Slovakia, Hungary, Bulgaria, Greece and Lithuania.

Generic manufacturers may seek to market generic versions of *Eliquis* in additional countries in Europe prior to the expiration of our patents, which may lead to additional infringement and invalidity actions involving *Eliquis* patents being filed in various countries in Europe.

Inrebic - U.S.
In September 2023, Impact Biomedicines, Inc. ("Impact") received a Notice Letter from Teva notifying BMS that Impact had filed an ANDA containing a paragraph IV certification seeking approval of a generic version of *Inrebic* in the U.S. and challenging certain patents listed in the Orange Book for *Inrebic*. In response, in October 2023, Impact filed a patent infringement action against Teva in the U.S. District Court for the District of New Jersey. In January 2024, the parties entered into a confidential settlement agreement, and the case was dismissed.

Onureg – U.S.
BMS has received Notice Letters from Accord Healthcare, Inc. ("Accord"), MSN Laboratories Private Limited ("MSN"), Teva Pharmaceuticals, Inc. ("Teva") and Natco Pharma Limited ("Natco"), respectively, each notifying BMS that it has filed an ANDA containing a paragraph IV certification seeking approval of a generic version of *Onureg* in the U.S. and challenging U.S. Patent Nos. 11,571,436 (the "'436 Patent") and 8,846,628 (the "'628 Patent"), FDA Orange Book-listed formulation patents covering *Onureg*, which expire in 2029 and 2030, respectively. In response, BMS filed a patent infringement action against Accord, MSN, Teva and Natco in the U.S. District Court for the District of Delaware. In case against MSN, a trial has been scheduled to begin on September 23, 2024. No trial dates have been scheduled for the Teva or Natco actions. In November 2023, BMS and Accord entered into a confidential settlement agreement, and the case against Accord was dismissed.

In February 2023, Apotex Inc. filed a request for *inter partes* review ("IPR") of the '628 Patent. On July 20, 2023, the USPTO granted Apotex's request to institute an IPR of the '628 Patent. Discovery is ongoing. In January 2024, the parties entered into a settlement agreement, and the *inter partes* review was terminated.

*Plavix** - Australia
Sanofi was notified that, in August 2007, GenRx Proprietary Limited ("GenRx") obtained regulatory approval of an application for clopidogrel bisulfate 75mg tablets in Australia. GenRx, formerly a subsidiary of Apotex Inc., subsequently changed its name to Apotex ("GenRx-Apotex"). In August 2007, GenRx-Apotex filed an application in the Federal Court of Australia seeking revocation of Sanofi's Australian Patent No. 597784 (Case No. NSD 1639 of 2007). Sanofi filed counterclaims of infringement and sought an injunction. On September 21, 2007, the Federal Court of Australia granted Sanofi's injunction. A subsidiary of BMS was subsequently added as a party to the proceedings. In February 2008, a second company, Spirit Pharmaceuticals Pty. Ltd., also filed a revocation suit against the same patent. This case was consolidated with the GenRx-Apotex case. On August 12, 2008, the Federal Court of Australia held that claims of Patent No. 597784 covering clopidogrel bisulfate, hydrochloride, hydrobromide, and taurocholate salts were valid. The Federal Court also held that the process claims, pharmaceutical composition claims, and claim directed to clopidogrel and its pharmaceutically acceptable salts were invalid. BMS and Sanofi filed notices of appeal in the Full Court of the Federal Court of Australia ("Full Court") appealing the holding of invalidity of the claim covering clopidogrel and its pharmaceutically acceptable salts, process claims, and pharmaceutical composition claims. GenRx-Apotex appealed. On September 29, 2009, the Full Court held all of the claims of Patent No. 597784 invalid. In March 2010, the High Court of Australia denied a request by BMS and Sanofi to hear an appeal of the Full Court decision. The case was remanded to the Federal Court for further proceedings related to damages sought by GenRx-Apotex. BMS and GenRx-Apotex settled, and the GenRx-Apotex case was dismissed. The Australian government intervened in this matter seeking maximum damages up to 449 million AUD ($307 million), plus interest, which would be split between BMS and Sanofi, for alleged losses experienced for paying a higher price for branded *Plavix** during the period when the injunction was in place. BMS and Sanofi dispute that the Australian government is entitled to any damages. A trial was concluded in September 2017. In April 2020, the Federal Court issued a decision dismissing the Australian government's claim for damages. In May 2020, the Australian government appealed the Federal Court's decision and an appeal hearing concluded in February 2021. On June 26, 2023, the appeal court issued a ruling in BMS and Sanofi's favor, upholding the lower court's decision. In December 2023, the Australian government was granted leave to appeal the decision to the High Court of Australia.

Revlimid - **U.S.**

In April 2023, Celgene received a Notice Letter from Amneal Pharmaceuticals ("Amneal") notifying Celgene that Amneal has filed an ANDA containing paragraph IV certifications seeking approval to market a generic version of Revlimid in the U.S. In response, in January 2024, Celgene initiated a patent infringement action against Amneal in the U.S. District Court for the District of New Jersey asserting certain FDA Orange Book listed patents. Thereafter, in February 2024, the parties entered into a confidential settlement agreement and the case was dismissed.

Sprycel - **U.S.**

BMS has received Notice Letters from Xspray Pharma AB ("Xspray"), Nanocopoeia, LLC ("Nanocopoeia"), Handa Oncology, LLC ("Handa") and Zydus Pharmaceuticals ("Zydus"), each notifying BMS that it has filed applications containing paragraph IV certifications seeking approval of a dasatinib product in the U.S. and challenging two FDA Orange Book-listed monohydrate form patents expiring in 2025 and 2026. In February 2022, BMS filed a patent infringement action against Xspray in the U.S. District Court for the District of New Jersey. In May 2022, BMS filed a patent infringement action against Nanocopoeia in the U.S. District Court for the District of Minnesota. In November 2022, BMS filed a patent infringement action against Handa in the U.S. District Court for the Northern District of California. On March 24, 2023, the Minnesota court denied a motion that Nanocopoeia had filed seeking a judgment based on the pleadings. On June 16, 2023, BMS entered into a confidential settlement agreement with Handa, settling all outstanding claims in the litigation. On September 13, 2023, BMS entered into a confidential settlement agreement with XSpray, settling all outstanding claims in the litigation. On October 10, 2023, BMS entered into a confidential settlement agreement with Nanocopoeia, settling all outstanding claims in the litigation. In October 2023, BMS filed a patent infringement action against Zydus in the U.S. District Court for the District of New Jersey.

Zeposia - **U.S.**

On October 15, 2021, Actelion Pharmaceuticals LTD and Actelion Pharmaceuticals US, INC ("Actelion") filed a complaint for patent infringement in the United States District Court for the District of New Jersey against BMS and Celgene for alleged infringement of U.S. Patent No. 10,251,867 (the "'867 Patent"). The Complaint alleges that the sale of *Zeposia* infringes certain claims of the '867 Patent and Actelion is seeking damages. No trial date has been scheduled.

PRICING, SALES AND PROMOTIONAL PRACTICES LITIGATION

Plavix* **State Attorneys General Lawsuits**

BMS and certain Sanofi entities are defendants in a consumer protection action brought by the attorney general of Hawaii relating to the labeling, sales and/or promotion of *Plavix**. In February 2021, a Hawaii state court judge issued a decision against Sanofi and BMS, imposing penalties in the total amount of $834 million, with $417 million attributed to BMS. Sanofi and BMS appealed the decision. On March 15, 2023, the Hawaii Supreme Court issued its decision, reversing in part and affirming in part the trial court decision, vacating the penalty award and remanding the case for a new trial and penalty determination. A new bench trial concluded on October 16, 2023, and a decision is pending.

PRODUCT LIABILITY LITIGATION

BMS is a party to various product liability lawsuits. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss. As previously disclosed, in addition to lawsuits, BMS also faces unfiled claims involving its products.

Abilify*

BMS and Otsuka are co-defendants in product liability litigation related to *Abilify**. Plaintiffs allege *Abilify** caused them to engage in compulsive gambling and other impulse control disorders. Cases were filed in state and federal courts in the United States. Pursuant to a previously disclosed master settlement agreement and settlement related court orders, the vast majority of the cases in the United States. were resolved or dismissed. Eleven inactive cases remain pending in state courts in New Jersey. There are also eleven cases pending in Canada (four class actions and seven individual injury claims), two of which are active (the certified class actions in Quebec and Ontario).

Onglyza*

BMS and AstraZeneca are co-defendants in product liability litigation related to *Onglyza**. Plaintiffs assert claims, including claims for wrongful death, as a result of heart failure or other cardiovascular injuries they allege were caused by their use of *Onglyza**. In February 2018, the Judicial Panel on Multidistrict Litigation ordered all the federal *Onglyza** cases to be transferred to an MDL in the U.S. District Court for the Eastern District of Kentucky. A significant majority of the claims were pending in the MDL, with others pending in a coordinated proceeding in California Superior Court in San Francisco ("JCCP"). The JCCP court granted summary judgment to defendants in March 2022, a decision which was affirmed by the California Court of Appeal. The California Supreme Court declined to review the decision in July 2023. In the MDL, the court granted defendants' motion to exclude plaintiffs' only general causation expert on January 5, 2022 and granted summary judgment on August 2, 2022. Plaintiffs filed their Notice of Appeal on December 2, 2022. The appeal remains pending in the Sixth Circuit. As part of BMS's global diabetes business divestiture, BMS sold *Onglyza** to AstraZeneca in February 2014 and any potential liability with respect to *Onglyza** is expected to be shared with AstraZeneca.

SECURITIES LITIGATION

Celgene Securities Litigations

Beginning in March 2018, two putative class actions were filed against Celgene and certain of its officers in the U.S. District Court for the District of New Jersey (the "Celgene Securities Class Action"). The complaints allege that the defendants violated federal securities laws by making misstatements and/or omissions concerning (1) trials of GED-0301, (2) Celgene's 2020 outlook and projected sales of *Otezla**, and (3) the NDA for *Zeposia*. The Court consolidated the two actions and appointed a lead plaintiff, lead counsel, and co-liaison counsel for the putative class. In February 2019, the defendants filed a motion to dismiss plaintiffs' amended complaint in full. In December 2019, the Court denied the motion to dismiss in part and granted the motion to dismiss in part (including all claims arising from alleged misstatements regarding GED-0301). Although the Court gave the plaintiff leave to re-plead the dismissed claims, it elected not to do so, and the dismissed claims are now dismissed with prejudice. In November 2020, the Court granted class certification with respect to the remaining claims. In March 2023, the Court granted the defendants leave to file a motion for summary judgment, the briefing for which was completed in June 2023. On September 8, 2023, the Court granted in part and denied in part defendants' motion for summary judgment as to the claims regarding statements made by the remaining officer defendants. As to the claims regarding Celgene's corporate statements, the Court denied the defendants' motion without prejudice and granted the defendants leave to re-raise the issue. On October 27, 2023, the defendants filed a motion for partial summary judgment as to Celgene's corporate statements.

In April 2020, certain Schwab management investment companies on behalf of certain Schwab funds filed an individual action in the U.S. District Court for the District of New Jersey asserting largely the same allegations as the Celgene Securities Class Action against the same remaining defendants in that action (the "Schwab Action"). In July 2020, the defendants filed a motion to dismiss the plaintiffs' complaint in full. In March 2021, the Court granted in part and denied in part defendants' motion to dismiss consistent with its decision in the Celgene Securities Class Action.

The California Public Employees' Retirement System in April 2021 (the "CalPERS Action"); DFA Investment Dimensions Group Inc., on behalf of certain of its funds; and American Century Mutual Funds, Inc., on behalf of certain of its funds, in July 2021 (respectively the "DFA Action" and the "American Century Action"), and GIC Private Limited in September 2021 (the "GIC Action"), filed separate individual actions in the U.S. District Court for the District of New Jersey asserting largely the same allegations as the Celgene Securities Class Action and the Schwab individual action against the same remaining defendants in those actions. In October 2021, these actions were consolidated for pre-trial proceedings with the Schwab Action. The Court also consolidated any future direct actions raising common questions of law and fact with the Schwab Action (the "Consolidated Schwab Action"). On October 2, 2023, defendants filed a motion for partial summary judgment in the Consolidated Schwab Action.

No trial dates have been scheduled in any of the above Celgene Securities Litigations.

Contingent Value Rights Litigations

In June 2021, an action was filed against BMS in the U.S. District Court for the Southern District of New York asserting claims of alleged breaches of a Contingent Value Rights Agreement ("CVR Agreement") entered into in connection with the closing of BMS's acquisition of Celgene Corporation in November 2019. An entity claiming to be the successor trustee under the CVR Agreement alleges that BMS breached the CVR Agreement by allegedly failing to use "diligent efforts" to obtain FDA approval of liso-cel (*Breyanzi*) before a contractual milestone date, thereby allegedly avoiding a $6.4 billion potential obligation to holders of the contingent value rights governed by the CVR Agreement and by allegedly failing to permit inspection of records in response to a request by the alleged successor trustee. The plaintiff seeks damages in an amount to be determined at trial and other relief, including interest and attorneys' fees. BMS disputes the allegations. BMS filed a motion to dismiss the alleged successor trustee's complaint for failure to state a claim upon which relief can be granted, which was denied on June 24, 2022. On February 2, 2024, BMS filed a motion to dismiss the complaint for lack of subject matter jurisdiction.

In October 2021, alleged former Celgene stockholders filed a complaint in the U.S. District Court for the Southern District of New York asserting claims on behalf of a putative class of Celgene stockholders who received CVRs in the BMS merger with Celgene for violations of sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") relating to the joint proxy statement. That action later was consolidated with another action filed in the same court, and a consolidated complaint thereafter was filed asserting claims on behalf of a class of CVR acquirers, whether in the BMS merger with Celgene or otherwise, for violations of sections 11, 12(a)(2), and 15 of the Securities Act of 1933 (the "Securities Act") and sections 10(b), 14(a) and 20(2) of the Exchange Act. The complaint alleged that the February 22, 2019 joint proxy statement was materially false or misleading because it failed to disclose that BMS allegedly had no intention to obtain FDA approval for liso-cel (*Breyanzi*) by the applicable milestone date in the CVR Agreement and that certain statements made by BMS or certain BMS officers in periodic SEC filings, earnings calls, press releases, and investor presentations between December 2019 and November 2020 were materially false or misleading for the same reason. Defendants moved to dismiss the complaint. On March 1, 2023, the Court entered an opinion and order granting defendants' motion and dismissed the complaint in its entirety. The claims under Sections 11, 12(a)(2), and 15 of the Securities Act and Section 14(a) of the Exchange Act were dismissed with prejudice. The claims under Sections 10(a) and 20(a) of the Exchange Act were dismissed with leave to file a further amended complaint, which plaintiffs filed on April 14, 2023. Defendants moved to dismiss the amended complaint and briefing on the motion was completed on June 23, 2023. The motion is currently pending before the Court.

In November 2021, an alleged purchaser of CVRs filed a complaint in the Supreme Court of the State of New York for New York County asserting claims on behalf of a putative class of CVR acquirers for violations of sections 11(a) and 12(a)(2) of the Securities Act of 1933. The complaint alleges that the registration statement filed in connection with the proposed merger transaction between Celgene and BMS was materially false or misleading because it failed to disclose that allegedly BMS had no intention at the time to obtain FDA approval for liso-cel (*Breyanzi*) by the contractual milestone date. The complaint asserts claims against BMS, the members of its board of directors at the time of the joint proxy statement, and certain BMS officers who signed the registration statement. Defendants moved to stay the action pending resolution of the federal action or, in the alternative, to dismiss the complaint and later filed a similar motion in response to an amended complaint. On February 2, 2024, the Court granted defendants' motion and dismissed the case in its entirety.

In November 2021, an alleged Celgene stockholder filed a complaint in the Superior Court of New Jersey, Union County asserting claims on behalf of two separate putative classes, one of acquirers of CVRs and one of acquirers of BMS common stock, for violations of sections 11(a), 12(a)(2), and 15 of the Securities Act. The complaint alleges that the registration statement filed in connection with the proposed merger transaction between Celgene and BMS was materially false or misleading because it failed to disclose that allegedly BMS had no intention at the time to obtain FDA approval for liso-cel (*Breyanzi*) by the contractual milestone date. The complaint asserts claims against BMS, the members of its board of directors at the time of the joint proxy statement, certain BMS officers who signed the registration statement and Celgene's former chairman and chief executive officer. Defendants moved to stay the action pending resolution of the federal action and, in the alternative, to dismiss the complaint. On February 17, 2023, the Court granted defendants' motion to stay and declined to reach the merits of defendants' motion to dismiss. On October 9, 2023, the plaintiff filed a motion to vacate the stay.

No trial dates have been scheduled in any of the above CVR Litigations.

OTHER LITIGATION

IRA Litigation
On June 16, 2023, BMS filed a lawsuit against the U.S. Department of Health & Human Services and the Centers for Medicare & Medicaid Services, *et al.*, challenging the constitutionality of the drug-pricing program in the IRA. That program requires pharmaceutical companies, like BMS, under the threat of significant penalties, to sell certain of their medicines at government-dictated prices. On August 29, 2023, the government selected *Eliquis* for this program. In its lawsuit, BMS argues that this program violates the Fifth Amendment, which requires the government to pay just compensation if it takes property for public use, by requiring pharmaceutical manufacturers to provide medicines to third parties at prices set by the government that necessarily fall below fair market value. BMS also argues that this program violates the First Amendment right to free speech by requiring manufacturers to state that they agree that the price set by the government is the medicine's "maximum fair price" as determined by negotiation, even though there is no true negotiation. On August 16, 2023, BMS filed a motion for summary judgment. On October 16, 2023, the government filed an opposition to BMS's motion for summary judgment and a cross-motion for summary judgment.

***Thalomid* and *Revlimid* Litigations**

Beginning in November 2014, certain putative class action lawsuits were filed against Celgene in the U.S. District Court for the District of New Jersey alleging that Celgene violated various antitrust, consumer protection, and unfair competition laws by (a) allegedly securing an exclusive supply contract for the alleged purpose of preventing a generic manufacturer from securing its own supply of thalidomide active pharmaceutical ingredient, (b) allegedly refusing to sell samples of *Thalomid* and *Revlimid* brand drugs to various generic manufacturers for the alleged purpose of bioequivalence testing necessary for ANDAs to be submitted to the FDA for approval to market generic versions of these products, (c) allegedly bringing unjustified patent infringement lawsuits in order to allegedly delay approval for proposed generic versions of *Thalomid* and *Revlimid*, and/or (d) allegedly entering into settlements of patent infringement lawsuits with certain generic manufacturers that allegedly have had anticompetitive effects. The plaintiffs, on behalf of themselves and putative classes of third-party payers, sought injunctive relief and damages. The various lawsuits were consolidated into a master action for all purposes. In March 2020, Celgene reached a settlement with the class plaintiffs. In October 2020, the Court entered a final order approving the settlement and dismissed the matter. That settlement did not resolve certain claims of certain entities that opted out of the settlement, and who have since filed new suits advancing related theories. As described below, certain other consolidated or coordinated suits described below, are pending.

In March 2019, Humana Inc. ("Humana"), which opted out of the above settlement, filed a lawsuit against Celgene in the U.S. District Court for the District of New Jersey. Humana's complaint makes largely the same claims and allegations as were made in the now settled *Thalomid* and *Revlimid* antitrust class action litigation. The complaint purports to assert claims on behalf of Humana and its subsidiaries in several capacities, including as a direct purchaser and as an indirect purchaser, and seeks, among other things, treble and punitive damages, injunctive relief and attorneys' fees and costs. In May 2019, Celgene filed a motion to dismiss Humana's complaint. In April 2022, the Court issued an order denying Celgene's motion to dismiss. That order addressed only Celgene's argument that certain of Humana's claims were barred by the statute of limitations. The Court's order did not address Celgene's other grounds for dismissal and instead directed Celgene to present those arguments in a renewed motion to dismiss following the filing of amended complaints. In May 2022, Humana filed an amended complaint against Celgene and BMS asserting the same claims based on additional factual allegations. Celgene and BMS subsequently filed a motion to dismiss Humana's amended complaint. On August 18, and September 8, 2023, the Court held argument on Celgene and BMS' motion. No trial date has been scheduled.

United HealthCare Services, Inc. ("UHS"), Blue Cross Blue Shield Association ("BCBSM"), BCBSM Inc., Health Care Service Corporation ("HCSC"), Blue Cross and Blue Shield of Florida Inc., Cigna Corporation ("Cigna"), Molina Healthcare, Inc. ("Molina") and several MSP related entities (MSP Recovery Claims, Series LLC; MSPA Claims 1, LLC; MAO-MSO Recovery II, LLC, Series PMPI, a segregated series of MAO-MSO Recovery II, LLC; MSP Recovery Claims Series 44, LLC; MSP Recovery Claims PROV, Series LLC; and MSP Recovery Claims CAID, Series LLC (together, "MSP")) filed lawsuits between 2020 and 2022 making largely the same claims and allegations as were made in the now-settled class action litigation and in the *Humana* opt-out action. The UHS and MSP matters include additional claims related to copay assistance for *Thalomid* and *Revlimid*. These cases are now pending in the U.S. District Court for the District of New Jersey. BCBSM has voluntarily dismissed its claims. Celgene and BMS's motion to dismiss the *Humana* amended complaint applies to these other actions as well, and these other actions will proceed as described above with respect to that *Humana* opt-out action. No trial dates have been scheduled.

In May 2021, Molina sued Celgene and BMS in San Francisco Superior Court. Molina's complaint makes largely the same claims and allegations as were made in the now settled class action litigation. In June 2022, the San Francisco Superior Court dismissed 63 of Molina's claims, which Molina later reasserted in the District of New Jersey as described above, and stayed the remaining 4 claims. No activity is expected in this case until disposition of the New Jersey actions.

Certain other entities that opted out of the now-settled class action have also filed summonses related to two actions in the Philadelphia County Court of Common Pleas in connection with the allegations made by Humana and other opt-out entities. Those actions have been placed in deferred status pending further developments in the above opt-out cases.

In November 2022, certain specialty pharmacies filed an action as direct purchasers against Celgene, BMS, and certain generic manufacturers in the U.S. District Court for the District of New Jersey. The action makes largely the same claims and allegations against Celgene and BMS as were made with respect to Revlimid in the now settled class action litigation, and seek injunctive relief and damages under the Sherman Antitrust Act. Also in November 2022, a putative class of end-payor plaintiffs filed an action against Celgene, BMS, and certain generic manufacturers in the U.S. District Court for the District of New Jersey. The class complaint brings claims based on Celgene's allegedly anticompetitive settlements of *Revlimid* patent litigation, seeking damages under state antitrust and consumer protection laws and injunctive relief under federal antitrust law. Celgene, BMS and the generic defendants have filed consolidated motions to dismiss these two actions. The motions were fully briefed in May 2023 and administratively terminated in November 2023 pending a ruling on Celgene and BMS's motion to dismiss the *Humana* amended complaint. No trial dates have been scheduled.

In October and November 2023, three healthcare systems—the Mayo Clinic, LifePoint Corporate Services, G.P. and Intermountain Health, Inc.—filed two new lawsuits against Celgene, BMS and certain generic manufacturers making largely the same claims and allegations against Celgene and BMS as were made with respect to *Revlimid* in the now-settled class action litigation, and seeking injunctive relief and damages under the Sherman Antitrust Act and parallel state laws. Those actions are pending in the U.S. District Court for the District of New Jersey. No trial dates have been scheduled.

MSK Contract Litigation

On April 1, 2022, Memorial Sloan Kettering Cancer Center and Eureka Therapeutics, Inc. (collectively, "Plaintiffs") filed a complaint against BMS, Celgene and Juno (collectively, "Defendants"). In June 2022, Plaintiffs filed an amended complaint. Plaintiffs allege that Defendants breached a license agreement by allegedly failing to use commercially reasonable efforts to develop, manufacture, and commercialize a certain chimeric antigen receptor product and by failing to pay Plaintiffs a running royalty of at least 1.5% of worldwide sales of *Abecma* allegedly owed to Plaintiffs under the license agreement. Defendants disagree with plaintiffs' claims, and filed a motion to dismiss the amended complaint in July 2022. On January 24, 2024, the Court granted Defendants' motion to dismiss as to BMS and Celgene, removing them from the case. The case against Juno will continue. No trial date has been scheduled.

Pomalyst Antitrust Class Action

In September 2023, certain health plan entities filed an action on behalf of a putative class of end-payor plaintiffs against Celgene, BMS, and certain generic pharmaceutical manufacturers in the U.S. District Court for the Southern District of New York. The class complaint asserts claims under federal antitrust law and state antitrust, consumer protection, and unjust enrichment laws based on allegations that Celgene and BMS engaged in anticompetitive conduct related to pomalidomide in the U.S., including by allegedly engaging in fraud before the USPTO in the acquisition of patents related to the use of pomalidomide, by filing alleged sham patent litigations against generic pharmaceutical companies seeking to market generic pomalidomide, and by entering into allegedly unlawful patent litigation settlements with certain generic pharmaceutical companies seeking to market generic pomalidomide. In December 2023, the plaintiffs filed an amended complaint that added one individual Pomalyst patient as a plaintiff, removed the generic manufacturer defendants, and added two individuals as defendants. No trial date has been scheduled.

GOVERNMENT INVESTIGATIONS

Like other pharmaceutical companies, BMS and certain of its subsidiaries are subject to extensive regulation by national, state and local authorities in the U.S. and other countries in which BMS operates. As a result, BMS, from time to time, is subject to various governmental and regulatory inquiries and investigations as well as threatened legal actions and proceedings. It is possible that criminal charges, substantial fines and/or civil penalties, could result from government or regulatory investigations.

ENVIRONMENTAL PROCEEDINGS

As previously reported, BMS is a party to several environmental proceedings and other matters, and is responsible under various state, federal and foreign laws, including CERCLA, for certain costs of investigating and/or remediating contamination resulting from past industrial activity at BMS's current or former sites or at waste disposal or reprocessing facilities operated by third parties.

CERCLA and Other Remediation Matters

With respect to CERCLA and other remediation matters for which BMS is responsible under various state, federal and international laws, BMS typically estimates potential costs based on information obtained from the U.S. Environmental Protection Agency, or counterpart state or foreign agency and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, with other "potentially responsible parties," and BMS accrues liabilities when they are probable and reasonably estimable. BMS estimated its share of future costs for these sites to be $80 million as of December 31, 2023, which represents the sum of best estimates or, where no best estimate can reasonably be made, estimates of the minimal probable amount among a range of such costs (without taking into account any potential recoveries from other parties). The amount includes the estimated costs for any additional probable loss associated with the previously disclosed North Brunswick Township High School Remediation Site.

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management is responsible for the preparation and integrity of the financial information presented in this Annual Report. The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles, applying certain estimates and judgments as required. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors meets regularly with the internal auditors, Deloitte & Touche LLP (D&T), the Company's independent registered accounting firm, and management to review accounting, internal control structure and financial reporting matters. The internal auditors and D&T have full and free access to the Audit Committee. As set forth in the Company's Standard of Business Conduct and Ethics, the Company is firmly committed to adhering to the highest standards of moral and ethical behavior in all of its business activities.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2023 based on the framework in "Internal Control—Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2023 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this report on Form 10-K and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, which is included herein.

Christopher Boerner, Ph.D.
Chief Executive Officer

David V. Elkins
Chief Financial Officer

February 13, 2024

CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2023, management carried out an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, management has concluded that as of December 31, 2023, such disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2023 based on the framework in "Internal Control—Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2023 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this report on this Annual Report on Form 10-K and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

OTHER INFORMATION.

During the fourth quarter of 2023, no director or officer of the Company adopted or terminated an active "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bristol-Myers Squibb Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Gross-to-Net U.S. Rebate Accruals for U.S. Medicaid, Medicare Part D, and managed healthcare — Refer to "Note 2 – Revenue" to the financial statements

Critical Audit Matter Description

As more fully disclosed in Note 2 to the financial statements, the Company reduces gross product sales from list price at the time revenue is recognized for expected charge-backs, discounts, rebates, sales allowances and product returns, which are referred to as gross-to-net ("GTN") adjustments. These reductions are attributed to various commercial arrangements, managed healthcare organizations, and government programs that mandate various reductions from list price. Charge-backs and cash discounts are reflected as a reduction to receivables and settled through the issuance of credits to the customer. All other rebates, discounts and adjustments, are reflected as a liability and settled through cash payments.

Certain of the GTN liabilities related to U.S. Medicaid, Medicare Part D, and managed healthcare organizations rebate programs (the "GTN U.S. rebate accruals") involve the use of significant assumptions and judgments in their calculation. These significant assumptions and judgments include consideration of legal interpretations of applicable laws and regulations, historical claims experience, payer channel mix, current contract prices, unbilled claims, claims submission time lags, and inventory levels in the distribution channel.

Given the complexity involved in determining the significant assumptions used in calculating certain GTN U.S. rebate accruals, auditing these estimates involved especially subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to GTN U.S. rebate accruals included the following, among others:

- ◦ We evaluated the appropriateness and consistency of the Company's methods and assumptions used to calculate GTN U.S. rebate accruals.

- ◦ We tested the effectiveness of internal controls over the review of the Company's estimation model, including underlying assumptions and key inputs into the Company's process to calculate GTN U.S. rebate accruals.

- ◦ We tested the mathematical accuracy of GTN U.S. rebate accruals.

- ◦ We tested significant assumptions and key inputs used to calculate GTN U.S. rebate accruals.

- ◦ We evaluated the Company's ability to estimate GTN U.S. rebate accruals accurately by comparing actual amounts incurred for GTN U.S. rebate accruals to historical estimates.

- ◦ We tested the overall reasonableness of the GTN U.S. rebate accruals recorded at period end by developing an expectation for comparison to actual recorded balances.

- ◦ We involved audit professionals with industry and quantitative analytics experience to assist us in performing our auditing procedures.

Taxes — Unrecognized Tax Benefit Liabilities for U.S. Transfer Pricing — Refer to "Note 7- Income Taxes" to the financial statements

Critical Audit Matter Description

As more fully disclosed in Note 7 to the financial statements, the Company recognizes certain income tax benefits associated with transactions between its U.S. operating companies and related foreign affiliates. These income tax benefits are estimated based on transfer pricing agreements, third-party transfer pricing studies, and the Company's judgment as to whether it is more-likely-than-not the benefits will be realized. Tax benefits that may not ultimately be realized by the Company, as determined by its judgment, are accrued for as unrecognized tax benefit liabilities. The amounts recognized as unrecognized tax benefit liabilities related to U.S. transfer pricing may be significantly affected in subsequent periods due to various factors, such as changes in tax law, identification of additional relevant facts, or a change in the Company's judgment regarding measurement of the tax benefits upon ultimate settlement with the taxing authorities.

Given the complexity associated with significant assumptions used and judgments made to calculate unrecognized tax benefit liabilities related to U.S. transfer pricing auditing these estimates involved especially subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to unrecognized tax benefit liabilities related to U.S. transfer pricing included the following, among others:

- ◦ We evaluated the appropriateness and consistency of the Company's methods and assumptions used in the identification, recognition, measurement, and disclosure of unrecognized tax benefit liabilities.

- ◦ We tested the effectiveness of internal controls over the review of the underlying assumptions and key inputs into the Company's process to calculate unrecognized tax benefit liabilities.

- ◦ We obtained an understanding of the Company's related party transactions and transfer pricing policies.

- ◦ We tested the mathematical accuracy of the unrecognized tax benefit liabilities.

- ◦ We tested the completeness of unrecognized tax benefit liabilities.

◦ We tested the reasonableness of the underlying tax positions and amounts accrued for a selection of unrecognized tax benefit liabilities by reviewing the Company's evaluation of the relevant facts and tax law associated with the tax position, and testing the significant assumptions and inputs used to calculate the unrecognized tax benefit liabilities by reference to third party data, information produced by the entity, our understanding of transfer pricing principles and tax laws, and inquires of management.

◦ We evaluated whether the Company had appropriately considered new information that could significantly change the recognition, measurement or disclosure of the unrecognized tax benefit liabilities.

◦ We involved income tax specialists and audit professionals with industry experience to assist us in performing our auditing procedures.

Deloitte & Touche LLP

Morristown, New Jersey
February 12, 2024

We have served as the Company's auditor since 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bristol-Myers Squibb Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 12, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

Morristown, New Jersey

February 12, 2024

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholders' returns of our common shares with the cumulative total stockholders' returns of the companies listed in the Standard & Poor's 500 Index ("S&P 500 Index") and a composite peer group of major pharmaceutical companies comprised of AbbVie, Amgen, AstraZeneca, Biogen, Gilead, GlaxoSmithKline, Johnson & Johnson, Lilly, Merck, Novartis, Pfizer, Roche and Sanofi. The graph assumes $100 investment on December 31, 2018 in each of our common shares, the S&P 500 Index and the stock of our peer group companies, including reinvestment of dividends, for the years ended December 31, 2019, 2020, 2021, 2022 and 2023. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



	2019	2020	2021	2022	2023
Bristol Myers Squibb	$ 127.74	$ 128.26	$ 131.95	$ 157.00	$ 115.95
S&P 500	131.49	155.68	200.37	164.08	207.21
Peer Group	117.27	119.64	147.25	163.08	166.38

SUMMARY OF ABBREVIATED TERMS

Bristol-Myers Squibb Company and its consolidated subsidiaries may be referred to as Bristol Myers Squibb, BMS, the Company, we, our or us in this Annual Report on Form 10-K, unless the context otherwise indicates. Throughout this Annual Report on Form 10-K, we have used terms which are defined below:

2023 Form 10-K	Annual Report on Form 10-K for the fiscal year ended December 31, 2023	MAA	Marketing Authorization Application
2021 Plan	2021 Stock Award and Incentive Plan	MCOs	Managed Care Organizations
2seventy bio	2seventy bio, Inc.	MDL	multi-district litigation
340B Program	340B Drug Pricing Program	MDS	myelodysplastic syndromes
AbbVie	AbbVie Inc.	MF	myelofibrosis
Agenus	Agenus Inc.	MPM	Malignant Pleural Mesothelioma
aGVHD	acute graft-versus-host disease	MSI-H	high microsatellite instability
Amgen	Amgen Inc.	Mead Johnson	Mead Johnson Nutrition Company
Amylin	Amylin Pharmaceuticals, Inc.	Merck	Merck & Co., Inc.
ANDA	abbreviated New Drug Application	Mirati	Mirati Therapeutics, Inc.
AstraZeneca	AstraZeneca PLC	MyoKardia	MyoKardia, Inc.
ASC	Accounting Standards Codification	NAV	net asset value
ASR	Accelerated Share Repurchase	NDA	New Drug Application
BCMA	B-cell maturation antigen	NKT	natural killer T
Biogen	Biogen, Inc.	Nimbus	Nimbus Therapeutics, LLC
Biohaven	Biohaven Pharmaceutical Holding Company Ltd.	Novartis	Novartis Pharmaceutical Corporation
BLA	Biologics License Application	NSCLC	non-small cell lung cancer
BridgeBio	BridgeBio Pharma Inc.	NVAF	non-valvular atrial fibrillation
CAR-T	Chimeric Antigen Receptor T cells	OCE	Oncology Center of Excellence
Celgene	Celgene Corporation acquired by BMS on November 20, 2019	OECD	Organization for Economic Co-operation and Development
CERCLA	U.S. Comprehensive Environmental Response, Compensation and Liability Act	OIG	Office of Inspector General of the U.S. Department of Health and Human Services
cGMP	current Good Manufacturing Practices	Orum	Orum Therapeutics
Cheplapharm	Cheplapharm Arzneimittel GmbH	OTC	over-the-counter
CHMP	Committee for Medicinal Products for Human Use	Ono	Ono Pharmaceutical Co., Ltd.
CML	chronic myeloid leukemia	Otsuka	Otsuka Pharmaceutical Co., Ltd.
CLL	Chronic lymphocytic leukemia	PBMs	Pharmacy Benefit Managers
COSO	Committee of Sponsoring Organizations of the Treadway Commission	PBRGs	People and Business Resource Groups
CRC	colorectal cancer	PCAOB	Public Company Accounting Oversight Board
DMC	Data Monitoring Committee	PD-1	programmed death receptor-1
Dragonfly	Dragonfly Therapeutics, Inc.	PDMA	Prescription Drug Marketing Act
DSA	Distribution Services Agreement	PDUFA	Prescription Drug User Fee Act
EC	European Commission	Pfizer	Pfizer, Inc.
EGFR	estimated glomerular filtration rate	Prothena	Prothena Corporation
Eisai	Eisai Co., Ltd.	PhRMA Code	Pharmaceutical Research and Manufacturers of America's Professional Practices Code
EMA	European Medicines Agency	PRP	potentially responsible party
EPO	European Patent Office	PsA	psoriatic arthritis
EPS	earnings per share	PTR	patent term restoration
ESA	erythoropoiesis-stimulating agent	R&D	research and development
Evotec	Evotec SE	RA	rheumatoid arthritis
EU	except as otherwise noted, EU refers to the countries that are members of the European Union plus the United Kingdom	RayzeBio	RayzeBio, Inc.
FASB	Financial Accounting Standards Board	RCC	renal cell carcinoma
FDA	U.S. Food and Drug Administration	RDP	Regulatory Data Protection
FL	follicular lymphoma	REMS	Risk Evaluation and Mitigation Strategy
GAAP	U.S. generally accepted accounting principles	ROS1	c-ros oncogene 1
Gilead	Gilead Sciences, Inc.	Roche	Roche Holding AG
GILTI	global intangible low taxed income	Sanofi	Sanofi S.A.
GlaxoSmithKline	GlaxoSmithKline PLC	sBLA	supplemental Biologics License Application
GTN	gross-to-net	SEC	U.S. Securities and Exchange Commission
Halozyme	Halozyme Therapeutics, Inc.	SLE	systemic lupus erythematosus
HCM	hypertrophic cardiomyopathy	SOFR	Secured Overnight Financing Rate
IMDC	International Metastatic Renal Cell Carcinoma Database Consortium	SPC	Supplementary Protection Certificate
Immatics	Immatics N.V.	Takeda	Takeda Pharmaceutical Company Limited
IO	immuno-oncology	TCJA	the Tax Cuts and Jobs Act of 2017

IPRD	in-process research and development	UC	ulcerative colitis
IRS	Internal Revenue Services	U.S.	United States
JIA	Juvenile Idiopathic Arthritis	UK	United Kingdom
Lilly	Eli Lilly and Company	VAT	value added tax
LOE	loss of exclusivity	WTO	World Trade Organization
Karuna	Karuna Therapeutics, Inc.		

Bristol Myers Squibb | Board of Directors

Giovanni Caforio, M.D.
Executive Chairman of the Board
and Former Chief Executive Officer,
Bristol Myers Squibb

Theodore R. Samuels
Lead Independent Director, Bristol Myers Squibb
Retired President of Capital Guardian Trust
Company
(a, b)

Peter J. Arduini
President and Chief Executive Officer,
GE Healthcare
(c, d)

Deepak L. Bhatt, M.D., MPH
Director of Mount Sinai Heart and the
Dr. Valentin Fuster Professor of Cardiovascular
Medicine at the Icahn School of Medicine
(c, d)

Christopher Boerner, Ph.D.
Chief Executive Officer, Bristol Myers Squibb

Julia A. Haller, M.D.
Ophthalmologist-in-Chief, Wills Eye Hospital
(b, d)

Manuel Hidalgo Medina, M.D., Ph.D.
Chief, Division of Hematology and Medical
Oncology, Weill Cornell Medical College and
Attending Physician, New York-Presbyterian
Hospital
(b, d)

Paula A. Price
Former Executive Vice President
and Chief Financial Officer, Macy's, Inc.
(a, b)

Derica W. Rice
Former Executive Vice President, CVS Health
and President, Pharmacy Benefits Business,
CVS Caremark
Former Executive Vice President and
Chief Financial Officer, Eli Lilly Company
(a, c)

Gerald L. Storch
Chief Executive Officer, Storch Advisors
Former Chief Executive Officer,
Hudson's Bay Company
(b, c)

Karen H. Vousden, Ph.D.
Principal Group Leader, The Francis
Crick Institute
Former Chief Scientist, Cancer Research UK
(c, d)

Phyllis R. Yale
Advisory Partner, Bain & Company
(a, b)

Members of the Board of Directors and Committee memberships as of March 5, 2024

(a) Audit Committee

(b) Committee on Directors and Corporate Governance

(c) Compensation and Management Development Committee

(d) Science and Technology Committee

Bristol Myers Squibb | Leadership Team

Christopher Boerner, Ph.D.
Chief Executive Officer

Giovanni Caforio, M.D.
Executive Chairman of the Board

David V. Elkins
Executive Vice President,
Chief Financial Officer

Pamela Fisher
Vice President, Chief Diversity
and Inclusion Officer

Cari Gallman
Executive Vice President, Corporate Affairs

Samit Hirawat, M.D.
Executive Vice President,
Chief Medical Officer, Head of Drug
Development

Lynelle B. Hoch
President, Cell Therapy Organization

Kimberly Jablonski
Chief Compliance & Ethics Officer

Adam Lenkowsky
Executive Vice President,
Chief Commercialization Officer

Sandra Leung
Executive Vice President,
General Counsel

Greg Meyers
Executive Vice President,
Chief Digital & Technology Officer

Peter S. Paine III
Senior Vice President,
Chief of Staff to the CEO

Robert Plenge, M.D., Ph.D.
Executive Vice President,
Chief Research Officer, Head of Research

Amanda Poole
Executive Vice President,
Chief Human Resources Officer

Karin Shanahan
Executive Vice President,
Global Product Development & Supply

BRISTOL MYERS SQUIBB Stockholder Information

Common Stock
Ticker symbol: BMY
New York Stock Exchange

Contingent Value Right
Ticker Symbol: CELG-RT
New York Stock Exchange

Stockholder Services
All inquiries concerning stockholder accounts and stock transfer matters – including address changes, the elimination of duplicate mailings and the Shareowner Services Plus Plan℠ – should be directed to the Company's Transfer Agent and Registrar:

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
www.shareowneronline.com

855-598-5485 (within the U.S.)
651-450-4064 (outside the U.S.)

A telecommunications relay service should be used by the hearing impaired when calling the telephone numbers above.

Shareowner Services Plus Plan℠
The Shareowner Services Plus Plan℠ is designed for long-term investors who wish to build share ownership in the Company's common stock over time. You can participate in the plan if you are a registered holder of the Company's common stock. If you do not own the Company's common stock, you can become a participant by making your initial purchase through the plan. The plan features dividend reinvestment, optional cash purchase, share safekeeping, and share sales and transfers. Bristol-Myers Squibb Company has appointed EQ Shareowner Services as Administrator for the plan. The plan is not sponsored or administered by Bristol-Myers Squibb Company.

Form 10-K
For a free copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, contact:

Corporate Secretary
Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, NJ 08543

The Form 10-K is also available at investor.bms.com.

The most recent certifications by the Company's chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Additional Information
Information on the following subjects is available at www.bms.com:
- Bristol Myers Squibb Foundation
- Clinical Trials
- Compliance and Ethics
- Diversity and Workforce Statistics
- Patient Assistance Programs
- Policy and Advocacy Engagement and Political Contributions
- Sustainability/Environmental Programs

This Annual Report contains certain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and involve inherent risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations.

Please see page 34 of the Financial Review for a discussion and description of these risks and uncertainties. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Copies of Bristol Myers Squibb's EEO-1 reports are available to shareholders upon request.

Product Names and Company Programs
Global products and company program names appearing throughout in italics are referred to herein by their registered and approved U.S. trademarks, unless specifically noted otherwise.

Abilify is a trademark of Otsuka Pharmaceutical Co., Ltd.

CABOMETYX is a trademark of Exelixis, Inc.

Farxiga and *Onglyza* are trademarks of AstraZeneca AB

Gleevec is a trademark of Novartis AG

Keytruda is a trademark of Merck Sharp & Dohme Corp.

Otezla is a trademark of Amgen Inc.

Plavix is a trademark of Sanofi S.A.

Tecentriq is a trademark of Genetech, Inc.

Brand names of products that are in all italicized letters, without an asterisk, are registered trademarks of Bristol Myers Squibb and/or one of its subsidiaries.

We envision a world where everyone has access to quality healthcare, regardless of who they are or where they live. Our mission is to advance health equity for underserved communities. For nearly a quarter of a century, we've fearlessly ventured to help those burdened by serious diseases, from the African continent to China and across the Americas. Across our programs, we forge alliances with government, nonprofit, academic, and private sectors to ignite new possibilities in achieving health equity. We're challenging norms to create more equitable and sustainable systems of healthcare delivery and, ultimately, meaningful change in the communities we serve.


Bristol Myers Squibb® Foundation

Visit **bms.com/foundation** to learn more.



Transforming patients' lives through science™

We are in the business of breakthroughs—the kind that transform patients' lives. Dedicated to our mission of discovering, developing and delivering life-saving innovations that help patients prevail over serious diseases, we'll never give up our search for more hope, for more people, around the world.

 Bristol Myers Squibb®



bms.com/investors

Route 206 & Province Line Road, Princeton, NJ 08543 • (609) 252-4621

  

This report is printed on 100% post-consumer recycled paper.